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As filed with the Securities and Exchange Commission on May 2, 2005

Registration No. 333-118073

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEARTLAND PAYMENT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6153 (Primary Standard Industrial Classification Code)	22-3755714 (I.R.S. Employer Identification No.)

47 Hulfish Street, Suite 400
Princeton, New Jersey 08542
(609) 683-3831

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, New Jersey 08542
(609) 683-3831

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin T. Collins, Esq. Nanci I. Prado, Esq. Dorsey & Whitney LLP 250 Park Avenue New York, New York 10177 Telephone: (212) 415-9200 Facsimile: (212) 953-7201	Raymond B. Check, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Facsimile: (212) 225-3999

        Approximate date of commencement of proposed sale to the public:

        As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2005

PROSPECTUS

              Shares

Heartland Payment Systems, Inc.

Common Stock
$                  per share

        We are selling            shares of our common stock and the selling stockholders named in this prospectus are selling             shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We and the selling stockholders have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $            and $            per share. We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "HPAY".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Heartland Payment Systems (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about            , 2005.

Citigroup
Credit Suisse First Boston
Robert W. Baird & Co.
William Blair & Company
KeyBanc Capital Markets

                        , 2005

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted.

        Until                        , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        In this prospectus, we use the terms "Heartland," "we," "us" and "our" to refer to Heartland Payment Systems, Inc.

        HEARTLAND PAYMENT SYSTEMS is our registered trademark. We have applied to register HPS Exchange as a trademark. This prospectus also contains trademarks and tradenames of other companies.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, our competitive environment, the business cycles and credit risks of our merchants, chargeback liability, merchant attrition, problems with our bank sponsor, our reliance on other bank card payment processors, our inability to pass increased interchange fees along to our merchants, the unauthorized disclosure of merchant data, economic conditions, system failures and government regulation.

ii

SUMMARY

        This summary highlights material information about our company and the common stock that we and the selling stockholders are offering. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and notes to those statements, which are included elsewhere in this prospectus.

Heartland Payment Systems, Inc.

Our Business

        We provide bank card-based payment processing services to small-and medium-sized merchants in the United States and, according to The Nilson Report, in 2004 we were the seventh largest card acquirer in the United States ranked by purchase volume and represented 1.8% of the total bank card processing market. As of March 31, 2005, we provided our payment processing services to approximately 94,000 active merchants located across the United States. We estimate that the annualized processing volume of merchant contracts we owned or serviced at March 31, 2005 was approximately $30.5 billion.

        Our revenue is recurring in nature as we typically enter into three-year service contracts that, in order to qualify for the agreed-upon pricing, require the merchant to achieve process volume minimums. Most of our gross revenue is payment processing fees, which are a combination of a percentage of the dollar amount of each Visa and MasterCard transaction we process plus a flat fee per transaction. On average, our gross revenue from processing transactions equals approximately $2.38 for every $100 we process.

        We sell and market our payment processing services through a nationwide direct sales force of approximately 800 sales professionals, known as Relationship Managers. Our sales force is responsible for both the initial sale to, and the ongoing relationship management with, our merchants. Our sales force is compensated solely with commissions, which are directly tied to the performance of the contract signed by the merchant. They are therefore compensated only for adding and retaining profitable processing volume. In 2004, our sales force generated over 42,500 merchant applications and installed over 39,000 new merchants.

        We focus our sales efforts on low-risk merchants and have developed systems and procedures designed to minimize our exposure to potential losses. In 2002, 2003 and 2004, we experienced losses of less than 0.4 basis points (0.004%) of payment processing volume and in the first quarter of 2005, we experienced losses of 0.44 basis points. We have developed expertise in industries that we believe present relatively low risks, as the customers are generally present and the products or services are generally delivered at the time the transaction is processed. These industries include restaurants, brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. As of March 31, 2005, over 33% of our merchants were restaurants. We believe that restaurants represent an attractive merchant base as they typically have unique processing needs and have significant, predictable processing volume.

        Our direct sales force and merchant services initiatives are supported by our technology platform. We use a number of proprietary Internet-based systems which allow us to increase our operating efficiencies and distribute our processing and merchant data to our three main constituencies: our sales force, our merchant base and our customer service staff. In 2001, we began using our internally-developed system, HPS Exchange, to provide authorization and data capture services, known as front-end processing, to our merchants. We believe that our proprietary systems provide a superior experience for both our Relationship Managers and merchants, which enhances the overall relationship. We also believe that our front-end processing system allows us to offer superior service at a lower cost to us. During the years ended December 31, 2003 and 2004, and the quarter ended March 31, 2005, approximately 26%, 43% and 51% respectively, of our transactions were processed through HPS Exchange, and we anticipate that as this percentage increases our processing costs per transaction will continue to decline. We rely on third parties, primarily Vital Processing Services, Inc., to provide the remainder of our bank card authorization and data capture services, as well as all of our settlement and merchant accounting services.

        Since 2002, our processing volume has increased 31.8% annually from approximately $14.4 billion for the year ended December 31, 2002 to approximately $25.0 billion for the year ended December 31, 2004. During the same period, our total net revenues increased from $333.1 million in 2002 to $599.9 million in 2004. We have achieved this growth entirely through internal expansion rather than through acquisitions or buying merchant contracts from others. In 2000 and 2001 we recorded net losses of $5.0 million and $18.7 million, respectively. In 2004, our net income declined approximately 53.3% to $8.6 million from $18.4 million in 2003.

Our Market Opportunity

        According to The Nilson Report, total expenditures for bank card transactions by U.S. consumers grew from $0.5 trillion in 1992, or 18% of all consumer payments, to $2.0 trillion in 2003, or 34% of all consumer payments, and is expected to grow to $3.4 trillion by 2008, or 46% of all consumer payments, representing a compound annual growth rate of 10% from 2003 levels. We believe that these increases are due to the benefits of bank card payment systems to both merchants and consumers and generational trends that have increased the size of the population that is comfortable with, and accustomed to, using bank cards as a payment medium. By accepting bank cards, merchants can access a broader universe of consumers and enjoy administrative conveniences that are not available with cash and check payments. For example, in recent years, state and local governments have begun accepting bank cards for government payments, such as motor vehicle fees, recreational services, parking fees and taxes, in order to reduce their costs for collecting and processing payments and to expedite the deposit of these payments into their own accounts. Also, we believe more businesses will accept bank card payments from other businesses. By using bank cards, consumers and businesses are able to make purchases more conveniently, while benefiting from loyalty programs, such as frequent flier miles or cash back, which are increasingly being offered by bank card issuers. Given the advantages of bank card payment systems to both merchants and bank card users, favorable generational trends and the resulting growth in bank card usage, we believe that the number of purchases processed using bank card payment systems and the number of merchants accepting bank card payments will continue to increase.

Our Competitive Strengths

        Our principal competitive strengths are:

        Large, experienced, efficient direct sales force.    We believe that we have the largest direct sales force in the payment processing industry.

        Recurring and predictable revenues.    Our merchants typically sign three-year service contracts, and many continue their contracts with us for much longer.

        Internal growth.    All merchants on our platform were originally underwritten by us.

        Strong position and substantial experience in our target markets.    We believe that we are the largest payment processor that concentrates primarily on small- and medium-sized merchants.

        Industry expertise.    Our locally-based sales professionals are trained to address the needs of specific industries, in particular the restaurant industry.

        Merchant focused culture.    Since inception, our corporate culture has focused on offering fully-disclosed pricing and providing superior customer service to our merchants.

        Advanced technology.    Since our inception, we have consistently invested in our technology and focused on bringing in-house formerly outsourced processes.

        Scalable operating structure.    The nature of our business, combined with the investment we have made in our technology, allow for lower incremental costs as we grow our processing volume.

        Comprehensive underwriting and risk management system.    Our underwriting process and experience in assessing risk, combined with our focus on low-risk merchants, has allowed us to maintain low loss levels.

        Proven management team.    Our senior management team has broad experience within the payment processing industry.

Challenges We Face

        We face a number of challenges in executing our business strategy. Among the most important we face are:

        Competition.    The payment processing industry is very competitive, and includes large firms with substantial resources.

        General Economic Conditions.    Any changes in economic conditions that adversely affect our customers could reduce the number of merchants or volume of transactions that we process.

        Regulation.    Our business is subject to numerous bank card association rules and practices that are subject to change and may impose significant costs or limitations on the way we conduct or expand our business.

        Technology.    We depend on various forms of technology systems to deliver our products and services. The failure of these systems could cause us to lose customers and increase our costs.

        Reliance on Third Parties.    We rely on third parties, including our bank sponsor, in order to conduct our business. If any of these relationships are terminated, and we cannot find alternate providers quickly, our business will be severely impacted.

        Please see the section entitled "Risk Factors" for information on these and other risks related to our business and this offering.

Our Strategy

        Our growth strategy is to increase our market share in the bank card payment processing services industry for small- and medium-sized merchants in the United States. Key elements of our strategy include:

  •
  Expanding our direct sales force.

  •
  Entering into new markets and further penetrating existing target markets.

  •
  Expanding our product and service offerings.

  •
  Leveraging our technology.

  •
  Enhancing merchant retention.

  •
  Pursuing strategic acquisitions.

Our History

        Heartland Card Services LLC, a Missouri limited liability company and our predecessor, was formed on March 27, 1997, through a contribution of a merchant portfolio from Triad, LLC, a company founded and majority-owned by our chief executive officer, Robert O. Carr, and cash from Heartland Bank, through its subsidiary Heartland Card Company. It began actively processing transactions in July 1997, and in 1999 it changed its name to Heartland Payment Systems LLC. On May 8, 2000, Heartland Payment Systems LLC redeemed the 50% interest owned by Heartland Card Company for cash and part of the merchant portfolio, leaving Triad as the sole member. In connection with such transaction, Heartland Bank and Heartland Card Company acknowledged that we will continue to use the name "Heartland" in connection with our business. On June 16, 2000, we were formed as a Delaware corporation. Triad and Uhle and Associates, LLC were merged into us effective October 1, 2000 and Heartland Payment Systems LLC was merged into us effective January 1, 2001. In addition, on October 1, 2000, Heartland Payroll Company became our wholly-owned subsidiary. In June 2004, we merged Credit Card Software Systems, Inc., our wholly-owned subsidiary, which was acquired by us on December 14, 2000 pursuant to a settlement agreement approved by the United States Bankruptcy Court for the Middle District of North Carolina, into us.

Corporate Information

        Our principal executive offices are located at 47 Hulfish Street, Suite 400, Princeton, New Jersey 08542 and our telephone number is (609) 683-3831. Our website address is www.heartlandpaymentsystems.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

THE OFFERING

Common stock offered by us	shares
Common stock offered by selling stockholders	shares
Common stock outstanding after this offering	shares
Use of proceeds	We intend to use our estimated net proceeds from this offering to repay approximately $2.9 million of outstanding indebtedness and to use the remainder for general corporate purposes, including to fund working capital and potential acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	"HPAY"
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        Except as otherwise noted, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our convertible participating preferred stock into 7,619,048 shares of common stock upon completion of this offering;

  •
  a            for            split of our outstanding common stock immediately prior to completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

        As of December 31, 2004, we had 15,837,928 shares of common stock outstanding. The number of shares of common stock to be outstanding after this offering excludes:

  •
  4,335,112 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2004 at a weighted average exercise price of $12.33 per share; and

  •
  84,452 shares of common stock issuable upon exercise of outstanding mandatorily redeemable warrants as of December 31, 2004 at an exercise price of $0.01 per share.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following summary historical consolidated financial and other data should be read in conjunction with "Selected Historical Consolidated Financial Information and Other Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our summary balance sheet data as of December 31, 2004 and summary statement of operations data for the years ended December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements included elsewhere in this prospectus.

        The following unaudited pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible participating preferred stock into common stock upon completion of this offering as if it had occurred as of December 31, 2004.

        The following unaudited pro forma as adjusted balance sheet data give effect to the pro forma adjustments discussed in the preceding paragraph, our receipt of approximately $    million in net proceeds from our sale of                        shares of our common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the range on the cover of this prospectus, as if it had occurred as of December 31, 2004 and the application of our estimated net proceeds from this offering to repay approximately $2.9 million of outstanding indebtedness. The unaudited pro forma and pro forma as adjusted consolidated financial data do not purport to represent what our financial condition would have been if the issuance of the common stock or the automatic conversion of all outstanding shares of our convertible participating preferred stock had occurred as of or on the dates indicated and do not purport to represent a projection of our future results.

	Year Ended December 31,
	2002	2003	2004
	(in thousands, except share and per share data)
	(Restated*)	(Restated*)
Statement of Operations Data:
Revenue:
Gross processing revenue	$324,537	$411,117	592,344
Other revenue, net	8,578	7,888	7,530

Total net revenue	333,115	419,005	599,874
Expenses:
Interchange	237,759	299,463	436,412
Dues and assessments	12,372	15,807	23,225
Other cost of services	44,164	50,790	70,209
Selling and administrative	20,786	25,751	31,499
Customer acquisition costs	12,422	13,380	18,908
Depreciation and amortization	1,587	2,571	3,912

Total expenses	329,090	407,762	584,165

Income from operations	4,025	11,243	15,709
Other income (expense):
Interest income	171	124	182
Interest expense	(1,069)	(1,132)	(1,346)
Fair value adjustment for warrants with mandatory redemption provisions	—	(1,506)	(509)
Other, net	(62)	(741)	833

Total other income (expense)	(960)	(3,255)	(840)

Income before income taxes	3,065	7,988	14,869
Provision for (benefit from) income taxes	51	(10,403)	6,232

Net income	$3,014	$18,391	$8,637

Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—

Net (loss) income attributable to common stock	$(3,495)	$18,391	8,637

(Loss) earnings per share:
Basic	$(0.23)	$1.18	$0.55
Diluted	$(0.23)	$1.14	$0.51
Weighted average number of shares outstanding:
Basic	15,440,226	15,584,861	15,822,825
Diluted	15,440,226	16,115,353	16,892,880
Other:
Number of owned and serviced active merchants (at period end)	53	67	89
Owned and serviced processing volume for period	$14,391,628	$17,914,893	$24,986,790
	December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,237	$	$
Receivables	64,325
Total assets	133,861
Due to sponsor bank	45,153
Accounts payable	27,103
Total liabilities	127,577
Total stockholders' equity	6,284
*
As discussed in Note 20 of the accompanying consolidated financial statements, 2002 and 2003 have been restated.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business

        The payment processing industry is highly competitive and we compete with certain firms that are larger and that have greater financial resources. Such competition could increase, which would adversely influence our prices to merchants, and as a result, our operating margins.

        The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small- and medium-size merchant processing sector. Maintaining our historic growth will depend on a combination of the continued growth in electronic payment transactions and our ability to increase our market share. According to The Nilson Report, in 2004 the eight largest bank card acquirers accounted for approximately $1.4 trillion of purchase volume (which we refer to as processing volume) on bank cards and the total purchase volume of all bank card acquirers was $1.5 trillion. We accounted for approximately 1.8% of this total volume in 2004. This competition may influence the prices we are able to charge. If the competition causes us to reduce the prices we charge, we will have to aggressively control our costs in order to maintain acceptable profit margins. In addition, some of our competitors are financial institutions, subsidiaries of financial institutions or well-established payment processing companies, including First Data Merchant Services Corporation, National Processing, Inc., a subsidiary of Bank of America Corporation, Global Payments, Inc., Fifth Third Bank and Nova Information Systems, Inc., a subsidiary of U.S. Bancorp. Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card associations and can settle transactions more quickly for their merchants than we can for ours. Some of these competitors have substantially greater financial, technology, management and marketing resources than we have. This may allow our competitors to offer more attractive fees to our current and prospective merchants, requiring us to keep a tighter control on costs in order to maintain current operating margins. We currently do not anticipate acquiring or merging with a financial institution in order to increase our competitiveness.

        We are subject to the business cycles and credit risk of our merchants, which could negatively impact our financial results.

        A recessionary economic environment could have a negative impact on our merchants, which could, in turn, negatively impact our financial results, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our processing volume, like restaurants. If our merchants make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenue. In addition, we have a certain amount of fixed and semi-fixed costs, including rent, processing contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

        In a recessionary environment our merchants could also experience a higher rate of business closures, which could adversely affect our business and financial condition. During the last recession, we experienced a slowdown in the rate of same-store sales growth and an increase in business closures. In the event of a closure of a merchant, we are unlikely to receive our fees for any transactions processed by that merchant in its final month of operation.

        While we service a broad range of merchants, restaurants represent a significant portion of our merchant base. The failure rate of restaurants is typically high, which increases our merchant attrition and reject losses. A reduction in consumer spending, particularly at restaurants, would further increase our rate of merchant attrition and reject losses.

        We have faced, and will in the future face, chargeback liability when our merchants refuse or cannot reimburse chargebacks resolved in favor of their customers, and reject losses when our merchants go out of business. We cannot assure you that we will accurately anticipate these liabilities, which may adversely affect our results of operations and financial condition.

        In the event a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally "charged back" to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we or our clearing banks are unable to collect such amounts from the merchant's account, or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for the chargeback, we bear the loss for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. There can be no assurance that we will not experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants may adversely affect our financial condition and results of operations.

        Reject losses arise from the fact that we collect our fees from our merchants on the first day after the monthly billing period. This results in the build-up of a substantial receivable from our customers, which significantly exceeds the receivables of any of our competitors which assess their fees on a daily basis. If a merchant has gone out of business during the billing period, we may be unable to collect such fees. In addition, if our sponsor bank is unable, due to system disruption or other failure, to collect our fees from our merchants, we would face a substantial loss.

        We incurred charges relating to chargebacks and reject losses of $561,928, $605,256, $939,500, and $299,714 in the years ended December 31, 2002, 2003 and 2004, and the quarter ended March 31, 2005, respectively.

        We have faced, and will in the future face, merchant fraud, which could have an adverse effect on our operating results and financial condition.

        We have potential liability for fraudulent bank card transactions initiated by merchants. Merchant fraud occurs when a merchant knowingly uses a stolen or counterfeit bank card or card number to record a false sales transaction, processes an invalid bank card or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Examples of merchant fraud we have faced include a manager of a franchised motel who applied for a merchant account that proved to be a second account for that motel, and processed duplicate charges in his office, and an antique repair service owner who continued accepting deposits on cards for repairs, but stopped doing the repairs. We have established systems and procedures designed to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability. Increases in chargebacks could have an adverse effect on our operating results and financial condition.

        Increased merchant attrition that we cannot anticipate or offset with increased processing volume or new accounts would cause our revenues to decline.

        We experience attrition in merchant processing volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants' accounts to our competitors and account closures that we initiate due to heightened credit risks relating to, and contract breaches by, merchants. During both 2003 and 2004, we experienced average attrition of less than 1% of total processing volume per month. Substantially all of our processing contracts may be terminated by either party on relatively short notice. Increased attrition in merchant processing volume may have an adverse effect on our financial condition and results of operations. We cannot predict the level of attrition in the future. If we are unable to establish accounts with new merchants or otherwise increase our processing volume in order to counter the effect of this attrition, our revenues will decline.

        We rely on a bank sponsor, which has substantial discretion with respect to certain elements of our business practices, including sponsorship in the bank card associations, in order to process bank card transactions. If this sponsorship is terminated and we are unable to secure new bank sponsors, we will not be able to conduct our business.

        Substantially all of our revenue is derived from Visa and MasterCard bank card transactions. Because we are not a bank, we are not eligible for membership in the Visa and MasterCard associations and are, therefore, unable to directly access the bank card association networks, which are required to process Visa and MasterCard transactions. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bank card transactions. We are currently registered with Visa and MasterCard through KeyBank National Association, which has maintained that registration since 1999. If we or our bank sponsor fail to comply with the applicable requirements of the Visa and MasterCard bank card associations, Visa or MasterCard could suspend or terminate our registration. The bank card associations frequently amend their requirements. If we or our sponsoring bank were unable to comply with any such amended requirements, Visa or MasterCard could suspend or terminate our registration. From time to time, the Company has received notices of non-compliance, which have typically related to excessive chargebacks for a merchant or data security failures on the part of a merchant. The termination of our registration, or any changes in the Visa or MasterCard rules that would impair our registration, could require us to stop providing Visa and MasterCard payment processing services, which would make it impossible for us to conduct our business. In addition, if our sponsorship is terminated and we are unable to secure another bank sponsor or sponsors, we will not be able to process Visa and MasterCard transactions. Furthermore, our agreement with KeyBank gives it substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants and our customer service levels. We cannot guarantee that KeyBank's actions under this agreement will not be detrimental to our operations.

        Current or future bank card association rules and practices could adversely affect our business.

        We are registered with the Visa and MasterCard associations through our bank sponsor as an Independent Sales Organization with Visa and a Member Service Provider with MasterCard. In addition, we are a sales agent for Discover, American Express and Diners Club. The rules of the bank card associations are set by member banks and, in the case of Discover, American Express and Diners Club, by the card issuers, and some of those banks and issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their membership in the associations, to alter the associations' rules or policies to the detriment of non-members like us. Discover, American Express and Diners Club also sell processing services for their cardholders to merchants. We cannot assure you that the bank card associations or issuers will maintain our registrations or arrangements or that the current bank card association or issuer rules allowing us to market and provide payment processing services will remain in effect. The termination of our registration or our status as an Independent Sales Organization or Member Service Provider, or any changes in card association or issuer rules that limit our ability to provide payment processing services, could have an adverse effect on our processing volumes, revenues or operating costs. In addition, if we were precluded from processing Visa and MasterCard bank card transactions, we would lose substantially all of our revenues.

        Our systems and our third-party providers' systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

        We depend on the efficient and uninterrupted operation of our computer network systems, software, data center and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

  •
  loss of revenues;

  •
  loss of merchants, although our contracts with merchants do not expressly provide a right to terminate for business interruptions;

  •
  loss of merchant and cardholder data;

  •
  harm to our business or reputation;

  •
  exposure to fraud losses or other liabilities;

  •
  negative publicity;

  •
  additional operating and development costs; and/or

  •
  diversion of technical and other resources.

        We rely on other payment processors and service providers; if they no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.

        We rely on agreements with several other large payment processing organizations to enable us to provide bank card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. These organizations include First Data Corporation, Paymentech Network Services, Inc. and Global Payments Inc. who also directly or indirectly sell payment processing services to merchants in competition with us. We rely primarily on Vital Processing Services, which provides all of our back-end and the majority of our front-end processing needs under a contract that expires in 2006. We also rely on third parties to whom we outsource specific services, such as organizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant bank card associations. Some of these organizations and service providers are our competitors and, with the exception of Vital, we do not have any long-term contracts with them. Typically, our contracts with these third parties are for one-year terms, have automatic one-year renewals and are subject to cancellation upon limited notice by either party.

        The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our merchants and, if we cannot find alternate providers quickly, may cause those merchants to terminate their processing agreements with us.

        Adverse conditions in markets in which we obtain a substantial amount of our processing volume, such as our three largest markets of California, New York and Florida, could negatively affect our results of operations.

        Adverse economic or other conditions in California, New York and Florida would negatively affect our revenue and could materially and adversely affect our results of operations. In December 2004, merchants in California represented 15.3%, in New York represented 7.2%, and in Florida represented 5.2% of our total processing volume. As a result of this geographic concentration of our merchants in these markets, we are particularly exposed to the risks of downturns in these local economies and to other local conditions, which could adverserly affect the operating results of our merchants in these markets.

        If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

        We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our senior executives or key managers, particularly Robert O. Carr, our Chief Executive Officer, would have an adverse effect on our operations. None of our senior executives or key managers have entered into employment agreements with us. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management and technical and clerical personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

        If we are unable to attract and retain qualified sales people, our business and financial results may suffer.

        Unlike many of our competitors who rely on Independent Sales Organizations or salaried salespeople and telemarketers, we rely on a direct sales force whose compensation is entirely commission-based. Through our direct sales force of approximately 800 Relationship Managers, we seek to increase the number of merchants using our products and services. We intend to significantly increase the size of our sales force. Our success partially depends on the skill and experience of our sales force. If we are unable to retain and attract sufficiently experienced and capable Relationship Managers, our business and financial results may suffer.

        If we cannot pass increases in bank card association interchange fees along to our merchants, our operating margins will be reduced.

        We pay interchange fees set by the bank card associations to the card issuing bank for each transaction we process involving their bank cards. From time to time, the bank card associations increase the interchange fees that they charge payment processors and the sponsoring banks. For example, in 2004, Visa increased its interchange fees for retail transactions by 0.11%. At its sole discretion, our sponsoring bank has the right to pass any increases in interchange fees on to us and it has consistently done so in the past. We are allowed to, and in the past we have been able to, pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to do so in the future, our operating margins will be reduced.

        Any acquisitions that we make could disrupt our business and harm our financial condition.

        We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may not be able to successfully finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations. To date, we have not acquired any significant companies or products. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, including the proceeds from this offering available to us for other uses, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. While we from time to time evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

        Unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could expose us to liability and protracted and costly litigation.

        We collect and store sensitive data about merchants, including names, addresses, social security numbers, driver's license numbers and checking account numbers. In addition, we maintain a database of cardholder data relating to specific transactions, including bank card numbers, in order to process the transactions and for fraud prevention. If our network security is compromised or sensitive merchant or cardholder data is misappropriated, we could be subject to liability or business interruption.

        We cannot guarantee that our computer systems will not be penetrated by hackers. If a breach of our system occurs, we may be subject to liability, including claims for unauthorized purchases with misappropriated bank card information, impersonation or other similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation. In addition, we could be subject to penalties or sanctions from the Visa and MasterCard associations.

        Although we generally require that our agreements with our service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized use or disclosure of data. In addition, our agreements with financial institutions require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately enforce these protective measures could result in protracted and costly litigation.

        Governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to effectively provide our services to merchants.

        Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, laws and regulations restricting the transfer of, and safeguarding, non-public personal information. For example, in the United States, all financial institutions must undertake certain steps to ensure the privacy and security of consumer financial information. While our operations are subject to certain provisions of these privacy laws, we have limited our use of consumer information solely to providing services to other businesses and financial institutions. We limit sharing of non-public personal information to that necessary to effect the services necessary to complete the transactions on behalf of the consumer and the merchant and to that permitted by federal and state laws. In connection with providing services to the merchants and financial institutions that use our services, we are required by regulations and contracts with our merchants to provide assurances regarding the confidentiality and security of non-public consumer information. These contracts require periodic audits by independent companies regarding our compliance with industry standards and best practices established by regulatory guidelines. The compliance standards relate to our infrastructure, components, and operational procedures designed to safeguard the confidentiality and security of non-public consumer personal information shared by our clients with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract and maintain business in the future. The cost of such systems and procedures may increase in the future and could adversely affect our ability to compete effectively with other similarly situated service providers.

        We face uncertainty about additional financing for our future capital needs, which may prevent us from growing our business.

        We may need to raise additional funds to finance our future capital needs and operating expenses. We may need additional financing earlier than we anticipate if we:

  •
  expand faster than our internally generated cash flow can support;

  •
  purchase portfolio equity (the portion of our commissions that we have committed to our sales force for as long as the merchant processes with us, which we may buy out at an agreed multiple) from a large number of Relationship Managers or sales managers;

  •
  add new merchant accounts faster than expected;

  •
  need to reduce pricing in response to competition; or

  •
  acquire complementary products, businesses or technologies.

        If we raise additional funds through the sale of equity or debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

        We have sustained losses in the past and may not be able to achieve or sustain profitability in the future.

        Our predecessor began operations in March 1997. In 2000 and 2001, we recorded operating losses of $4.4 million and $15.6 million, respectively. We also recorded net losses of $5.0 million and $18.7 million in 2000 and 2001, respectively. We cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results. We are pursuing a growth strategy focused on expanding our sales force, penetrating existing target markets and entering into new markets and expanding our product and service offerings. We may also pursue strategic acquisitions. Our growth strategy may involve, among other things, increased marketing expenses, significant cash expenditures, debt incurrence and other expenses that could negatively impact our profitability on a quarterly and annual basis.

Risks Relating to This Offering

        Our executive officers, directors and principal stockholders have substantial control over our business, which could lead to conflicts of interest with other stockholders and could limit your ability to influence corporate matters.

        Following this offering, our Chairman and Chief Executive Officer, Robert O. Carr, will beneficially own approximately    % of our outstanding common stock. Mr. Carr and our other executive officers and directors will collectively own approximately            % of our outstanding common stock after this offering. Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund will own in the aggregate approximately    % of our outstanding common stock after this offering. Accordingly, these stockholders, acting individually or together, will have significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders may dictate the day-to-day management of our business. This concentration of ownership could limit your ability to influence corporate matters and could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

        Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have                        shares of our common stock outstanding. In addition, we will have outstanding options to purchase a total of 4,335,112 shares under our 2000 Incentive Stock Option Plan and 2002 PEPShares Plan, of which 3,531,500 will be vested. We intend to file a Form S-8 registration statement to register all the shares of common stock issuable under our option plans, including the 2004 Stock Incentive Plan. Our current stockholders and holders of shares of our convertible participating preferred stock, options and warrants to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options and warrants and automatic conversion of the convertible participating preferred stock, are expected to own            % of the outstanding shares of our common stock, or    % if the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day "lock-up" period to which all of our outstanding shares and shares issuable upon the exercise of outstanding options and warrants are subject, the holders of those shares will generally be entitled to freely transfer those shares. Moreover, Citigroup may, in its sole discretion and at any time without notice, release those holders from the sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

        After this offering, the holders of approximately 15,235,920 shares of our common stock, including shares to be issued upon the automatic conversion of the convertible participating preferred stock immediately prior to this offering, will have rights to demand the registration of their shares or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline, which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

        Provisions in our charter documents and Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

        Provisions in our amended and restated certificate of incorporation, in our bylaws and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

  •
  advance notification procedures for matters to be brought before stockholder meetings;

  •
  a limitation on who may call stockholder meetings;

  •
  a prohibition on stockholder action by written consent; and

  •
  the ability of our board of directors to issue up to 10 million shares of preferred stock without a stockholder vote.

        If any shares of preferred stock are issued that contain an extraordinary dividend or special voting power, a change in control could be impeded.

        We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning, generally, that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

        Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

        Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

  •
  quarterly variations in our or our competitors' results of operations;

  •
  changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

  •
  the announcement of new products or service enhancements by us or our competitors;

  •
  announcements related to litigation;

  •
  developments in our industry; and

  •
  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

        You will suffer immediate and substantial dilution.

        The initial public offering price per share is substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $                        , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $            in the net tangible book value per share of the common stock from the price you paid. We also have outstanding mandatorily redeemable warrants to purchase 84,452 shares of our common stock at an exercise price of $0.01 per share and stock options to purchase 4,335,112 shares of our common stock at a weighted average exercise price of $12.33 per share. To the extent these warrants or options are exercised, there will be further dilution.

        We do not intend to pay cash dividends on our common stock in the foreseeable future.

        We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors.

USE OF PROCEEDS

        We will receive estimated net proceeds from this offering of approximately $            million, or $            million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming an initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus.

        We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We are undertaking this offering in order to access the public capital markets and to increase our liquidity.

        At December 31, 2004, the outstanding balance under our Revolver and Advance Facility with KeyBank National Association was $2,068,897. The entire principal balance plus all accrued interest and fees is due on May 31, 2005, or on demand if there were to be a default. The principal balance due under the Revolver accrues interest at a rate equal to the prime rate, which was 5.25% at December 31, 2004. At December 31, 2004, the outstanding principal balance under our Ability Line of Credit Facility with KeyBank National Association was $784,165. This amount plus all accrued interest and fees is due upon demand and accrues interest at the prime rate.

        We intend to use our net proceeds from this offering to repay this outstanding indebtedness to KeyBank National Association and to use the remainder for general corporate purposes, including to fund working capital and potential acquisitions. However, we currently do not have a specific plan relating to the expenditure of our remaining proceeds from this offering. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to a            for            split of our outstanding common stock immediately prior to this offering and the automatic conversion of all outstanding shares of our convertible participating preferred stock into 7,619,048 shares of common stock upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the pro forma adjustments described above, our receipt of approximately $            million in estimated net proceeds from our sale of                        shares of our common stock in this offering assuming an initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus, and the application of our estimated net proceeds from this offering to repay approximately $2.9 million of outstanding indebtedness.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  4,335,112 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2004 at a weighted average exercise price of $12.33 per share; and

  •
  84,452 shares of common stock issuable upon exercise of outstanding mandatorily redeemable warrants as of December 31, 2004 at a weighted average exercise price of $0.01 per share.

        You should read this table in conjunction with the "Selected Historical Consolidated Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Borrowings, financing arrangement and mandatorily redeemable warrants	$13,948	$	$
Stockholders' equity:
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 shares issued and outstanding actual, no shares issued and outstanding pro forma and pro forma as adjusted	8
Common stock, par value $.001 per share, 25,000,000 shares authorized, 8,218,880 shares issued and outstanding actual, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	8
Additional paid in capital	41,065
Accumulated other comprehensive income and deficit	(34,797)

Total stockholders' equity	6,284

Total capitalization	$20,232	$	$

DILUTION

        Our pro forma net tangible book value as of December 31, 2004, was $            million, or $    per share of common stock, after giving effect to the automatic conversion of all outstanding shares of convertible participating preferred stock into shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our outstanding common stock. After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus, our receipt of approximately $    million in estimated net proceeds from this offering, and an estimated repayment of approximately $2.9 million of outstanding indebtedness, our pro forma net tangible book value as of December 31, 2004 would have been $            million, or $    per share, representing an immediate increase in the pro forma net tangible book value of $            to existing stockholders and an immediate dilution of $            per share to new investors purchasing our common stock in this offering. The following table summarizes this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2004	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table summarizes, on the pro forma basis described above as of December 31, 2004, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and new investors at an assumed initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%		$

        The tables and calculations above assume no exercise by the underwriters of their over-allotment option and no exercise of stock options outstanding on December 31, 2004. As of December 31, 2004, there were 15,837,928 shares of common stock outstanding (assuming the conversion of 7,619,048 shares of convertible participating preferred stock), which excludes:

  •
  4,335,112 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2004 at a weighted average exercise price of $12.33 per share; and

  •
  84,452 shares of common stock issuable upon exercise of outstanding mandatorily redeemable warrants as of December 31, 2004 at a weighted average exercise price of $0.01 per share.

        To the extent any of these options and warrants are exercised, there will be further dilution to new investors. If all of these outstanding options and warrants had been exercised as of December 31, 2004, our pro forma net tangible book value per share after this offering would be $            and total dilution per share to new investors would be $                        per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The following table sets forth our selected historical consolidated financial information and other data for the years ended December 31, 2002, 2003 and 2004, which are derived from our consolidated financial statements included elsewhere in this prospectus. Historical consolidated financial information for 2000 and 2001 are derived from our consolidated financial statements for those years.

        The information in the following table should be read together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
	(Restated**)	(Restated**)	(Restated*)	(Restated*)
Statement of Operations Data:
Revenue:
Gross processing revenue	$151,173	$239,571	$324,537	$411,117	$592,344
Other revenue, net	20,136	23,376	8,578	7,888	7,530

Total net revenue	171,309	262,947	333,115	419,005	599,874
Expenses:
Interchange	115,128	175,213	237,759	299,463	436,412
Dues and assessments	—	9,255	12,372	15,807	23,225
Other cost of services	25,380	52,341	44,164	50,790	70,209
Selling and administrative	29,443	16,074	20,786	25,751	31,499
Customer acquisition costs	767	24,377	12,422	13,380	18,908
Depreciation and amortization	4,949	1,256	1,587	2,571	3,912

Total expenses	175,667	278,516	329,090	407,762	584,165

(Loss) income from operations	(4,358)	(15,569)	4,025	11,243	15,709
Other income (expense):
Interest income	—	120	171	124	182
Interest expense	(745)	(2,394)	(1,069)	(1,132)	(1,346)
Fair value adjustment for warrants with mandatory redemption provisions	—	—	—	(1,506)	(509)
Other, net	64	(861)	(62)	(741)	833

Total other income (expense)	(681)	(3,135)	(960)	(3,255)	(840)

(Loss) income before income taxes	(5,039)	(18,704)	3,065	7,988	14,869
Provision for (benefit from) income taxes	—	17	51	(10,403)	6,232

Net (loss) income	$(5,039)	$(18,721)	$3,014	$18,391	$8,637

Accretion of Series A Senior Convertible Participating Preferred Stock	—	1,390	6,509	—	—

Net (loss) income attributable to common stock	$(5,039)	$(20,111)	$(3,495)	$18,391	$8,637

*
As discussed in Note 20 of the accompanying consolidated financial statements, 2002 and 2003 have been restated.

**
2000 and 2001 have been restated for the matters discussed in Note 20 of the accompanying consolidated financial statements.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
	(Restated**)	(Restated**)	(Restated*)	(Restated*)
(Loss) earnings per share:
Basic	$(0.59)	$(2.00)	$(0.23)	$1.18	$0.55
Diluted	$(0.59)	$(2.00)	$(0.23)	$1.14	$0.51
Weighted average number of shares outstanding:
Basic	8,500,000	10,039,079	15,440,226	15,584,861	15,822,825
Diluted	8,500,000	10,039,079	15,440,226	16,115,353	16,892,880
Other:
Number of owned and serviced active merchants (at period end)	38	46	53	67	89
Owned and serviced processing volume for period	$8,954,931	$12,084,441	$14,391,628	$17,914,893	$24,986,790
	December 31,
	2000	2001	2002	2003	2004
	(in thousands)
	(Restated**)	(Restated**)	(Restated*)	(Restated*)
Balance Sheet Data:
Cash and cash equivalents	$2,304	$13,047	$8,073	$13,004	$13,237
Receivables	24,488	27,406	33,435	44,934	64,325
Total assets	40,365	55,743	65,596	100,043	133,861
Due to sponsor bank	—	20,755	26,319	34,225	45,153
Accounts payable	23,979	14,087	14,712	17,923	27,103
Total liabilities	75,274	76,414	82,485	97,554	127,577
Series A Senior Convertible Participating Preferred Stock (classified as mezzanine equity)	7	36,892	43,401	43,401	—
Total stockholders' (deficit) equity	(34,909)	(57,563)	(60,290)	(40,912)	6,284

        The Statement of Operations Data for the year ended December 31, 2000 are presented as reflected in the audited financial statements for that year, except that the restatement to reflect the change in the treatment of the 2000 portfolio sale has the effect of reducing deferred gain included in other revenue, net in 2000 and increasing amortization of signing bonuses related to sold contracts that had previously been written off. In 2000 and 2001, other revenue, net includes a deferred gain of $9.8 million and $9.7 million, respectively, recognized on the 1999 sale of merchant contracts to National Processing Company. Other cost of services increased to reflect the elimination of the rental equipment inventory, and merchant portfolio purchases were expensed as customer acquisition costs. Further, the 2000 presentation is not consistent with the presentation for subsequent years. Cost of services for the years ended December 31, 2001, 2002, 2003 and 2004 reflect a more detailed breakout than 2000. In addition, 2000 data includes our service center costs in selling and administrative expenses, whereas in the years ended December 31, 2001, 2002, 2003 and 2004 the service center costs directly related to revenue generation are included in other cost of services.

*
As discussed in Note 20 of the accompanying consolidated financial statements, 2002 and 2003 have been restated.

**
2000 and 2001 have been restated for the matters discussed in Note 20 of the accompanying consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Consolidated Financial Information and Other Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        As discussed in Note 20 to the Consolidated Financial Statements, our previously audited financial statements for the years ended December 31, 2001, 2002 and 2003 have been restated. The accompanying management's discussion and analysis of financial condition and results of operations gives effect to that restatement.

Overview

        We provide bank card-based payment processing services to merchants in the United States. As of March 31, 2005, we provided our payment processing services to approximately 94,000 active merchants located across the United States. This includes approximately 400 merchants that we service on behalf of third party owners. We estimate that the annualized processing volume of merchant contracts we owned or serviced at March 31, 2005 was approximately $30.5 billion.

        Our revenue is recurring in nature, as we typically enter into three-year service contracts that, in order to qualify for the agreed-upon pricing, require the merchant to achieve process volume minimums. Most of our gross revenue is payment processing fees, which are a combination of a fee equal to a percentage of the dollar amount of each Visa or MasterCard transaction we process plus a flat fee per transaction. We make mandatory payments of interchange fees to card-issuing banks and dues and assessment fees to Visa and MasterCard. Our business volume, and consequently gross processing revenue, is largely driven by the cumulative growth in the number of merchants with whom we have processing contracts. This in turn is the result of the number of merchants that we install during a period, offset by the number of merchants who cease processing with us during that period. We also generally benefit from consumers' increasing use of bank cards in place of cash and checks.

        Since our inception in 1997, our success at signing new merchants has generally led to significant annual gross processing revenue increases. However, our limited capital resources and our desire to buy out the equity of our former 50% owner led us to sell or economically transfer approximately two-thirds of our merchant contracts in late 1999 and early 2000 to National Processing Company and Heartland Bank. In October 2001, we raised an aggregate of $40 million from Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund in exchange for a significant interest in our company. These additional financial resources allowed us to begin the rapid growth of our sales force, a process that was accelerated in late 2002 by a restructuring of our sales management structure. This restructuring included the creation of eight regions (now 16), with the sales managers in these regions being compensated based on their success in growing the sales force and increasing the merchant base in their regions. The result has been a significant increase in the number of new Relationship Managers and new merchants installed, with the number of new merchants growing by approximately 42% from 19,687 in 2002 to 27,911 in 2003, and by approximately 41% to 39,403 in 2004. In order to continue to increase our gross processing revenue, we intend to increase both the size and productivity of our sales force. As a result of our commission-only compensation system for our sales force, which is required to work exclusively for us, we are able to increase the size of our sales force with minimal upfront costs. However, since we pay signing bonuses and commissions approximating 92% of the gross margin generated by a merchant in its first year, growth in merchant accounts consumes significant capital, as it typically takes approximately 11 months of processing to cover the signing bonus and commission outlays. During 2003 and 2004 we also experienced an improvement in our same store sales statistics, which represent the change in processing volume for all merchants that were processing with us in the same month a year earlier. Same store sales grew 5.0% on average in 2003, and grew 7.5% on average in 2004. This improvement resulted from the combination of the increasing use by consumers of bank cards for the purchase of goods and services at the point of sale, and sales growth experienced by our retained merchants, some of which was likely the result of an improving economy.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements included elsewhere in this prospectus. The critical accounting policies described here are those that are most important to the depiction of our financial condition and results of operations, including those whose application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Revenue

        Nearly 75% of our reported gross processing revenue is paid by us as interchange fees to the card issuing banks. Certain of our competitors report their revenue net of interchange fees. We do not offset gross processing revenue and interchange fees because our business practice is to arrange for our banks to advance the interchange fees to most of our merchants when settling their transactions, and then to collect our full discount fees on the first business day of the next month. We believe this policy aids in new business generation, as our merchants benefit from bookkeeping simplicity. However, it results in our carrying a large receivable from our merchants at each period-end, and a corresponding but smaller payable to the banks, both of which are settled on the first business day after the period-end. As we are at risk for the receivables, we record the associated revenues on a gross processing revenue basis in our income statements.

Capitalized Customer Acquisition Costs

        Capitalized customer acquisition costs consist of (1) up-front signing bonus payments made to Relationship Managers and sales managers for the establishment of new merchant relationships, and (2) deferred acquisition cost representing the cost of buying out the commissions of vested Relationship Managers and sales managers. The capitalized customer acquisition costs are amortized using a method which approximates a proportional revenue approach over the initial three-year term of the merchant contract.

        The up-front signing bonus paid is based on the estimated gross margin for the first year of the merchant contract. The signing bonus paid, amount capitalized, and related amortization are adjusted at the end of the first year to reflect the actual gross margin generated by the merchant contract during that year. The deferred acquisition cost is accrued over the first year of merchant processing, consistent with the build-up in the accrued buyout liability.

        The amount of signing bonus paid which remained subject to adjustment at December 31, 2002, 2003 and 2004 was $8.4 million, $13.1 million and $21.6 million, respectively. The net signing bonus adjustments made during the years ended December 31, 2002, 2003 and 2004 were $(0.4) million, $(0.8) million and $(1.4) million, respectively.

        Management evaluates the capitalized customer acquisition costs for impairment at each balance sheet date by comparing, on a pooled basis by vintage month of origination, the expected future net cash flows from underlying merchant relationships to the carrying amount of the capitalized customer acquisition costs. If the estimated future net cash flows are lower than the recorded carrying amount, indicating an impairment of the value of the capitalized customer acquisition costs, the impairment loss will be charged to operations. We have not recognized an impairment loss for the years ended December 31, 2002, 2003 and 2004.

Accrued Buyout Liability

        Two changes in our agreements with our Relationship Managers and sales managers in 2001 resulted in the creation of an accrued buyout liability. These changes included:

1.
A portion, typically 25%, of the residual commissions we owed to our Relationship Managers and sales managers was deemed to be a servicing fee, and our Relationship Managers and sales managers had no obligation to perform services for the remainder of their residual commissions (referred to as the "owned" portion of such commissions, or "portfolio equity") for so long as the merchant continued processing with us; and

2.
Our vested Relationship Managers and sales managers had the contractual right to sell (this right was eliminated in May, 2004) their portfolio equity to us at a fixed multiple of their owned commissions. In addition, we retained the right to buy them out at the same multiple at any time. Relationship Managers and sales managers become vested once they have achieved a certain level of monthly residual commissions.

        As the Relationship Managers and sales managers were not required to perform any additional services to earn the owned portion of the residual commissions, and had the right to require us to purchase their portfolio equity, we recorded a liability representing the current settlement cost of buying out all vested and expected-to-vest Relationship Managers and sales managers on each presented balance sheet date. As noted above, as we build the buyout liability during the first year after a merchant is installed, we also record a deferred acquisition cost asset related to those buyouts, and amortize that asset as an expense over the initial 3-year contract term.

        The accrued buyout liability is based on the merchants we have under contract at the balance sheet date, the gross margin (calculated by deducting interchange fees, dues and assessments and all costs incurred in underwriting, processing and reviewing an account from gross processing revenue) we generated from those accounts in the prior twelve months, and the fixed buyout multiple. The liability related to a new merchant is therefore zero when the merchant is installed, and increases over the twelve months following the installation date.

        For unvested Relationship Managers and sales managers, the accrued buyout liability is accrued over the expected vesting period; however, no deferred acquisition cost is capitalized as future services are required in order to vest. In calculating the accrued buyout liability for unvested Relationship Managers and sales managers, we have assumed that 31% of the unvested Relationship Managers and sales managers will vest in the future, which represents our historical vesting rate. A 5% increase to 36% in the expected vesting rate would have increased the accrued buyout liability for unvested Relationship Managers and sales managers by $28,075 at December 31, 2002, $56,974 at December 31, 2003, and $201,139 at December 31, 2004.

        Buyout payments made to Relationship Managers and sales managers reduce the outstanding liability. In 2002, 2003 and 2004, we made buyout payments of approximately $7.5 million, $4.7 million and $2.2 million, respectively. We expect to make significant buyout payments in the future, as such buyouts reduce the monthly payments we will have to make to our Relationship Managers and sales managers for such merchants in the future.

Chargebacks, Reject Losses and Merchant Deposits

        Disputes between a cardholder and a merchant periodically arise as a result of, among other things, the cardholder's dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction is "charged back" to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, we must do so. If the Relationship Manager who installed the merchant is still employed by us, that Relationship Manager bears a portion of this loss through a reduction in our payment of residual commissions or signing bonuses to such Relationship Manager. We also bear the risk of reject losses arising from the fact that we collect our fees from our merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, we may be unable to collect such fees. We maintain cash deposits or require the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. The owners of the serviced portfolios bear the credit risk for their merchants. At December 31, 2002, 2003 and 2004, we held merchant deposits totaling $4.4 million, $4.2 million and $6.7 million, respectively. Most chargeback and reject losses are charged to other cost of services as they are incurred. However, we also maintain a loss reserve against losses including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent processing volume. At December 31, 2004, our loss reserve totaled $468,000. Aggregate merchant losses, including losses charged to operations and the loss reserve, were $561,928, $605,256 and $939,500 for the years ending December 31, 2002, 2003 and 2004, respectively.

Stock Options

        We account for our stock options using the intrinsic value method, with no compensation expense being recognized for the stock-based compensation plan because the options are granted at an exercise price that in most cases was higher than, and in all cases was at least equal to, the estimated fair value at the grant date. As a private company with no established market for our common stock, and consistent with existing accounting literature, we have assumed a volatility factor of 0%. As a result, had the compensation been determined based on the fair value method, our net income would remain unchanged.

        Our principal approach to determining the fair value of the stock in the 2002 to 2003 period was our value as a potential acquisition candidate. Consequently, we used the portfolio purchase multiple established in our portfolio sale to National Processing Company at year-end 1999, as adjusted for net working capital and a separate multiple of revenue for our payroll operations. This resulted in steadily increasing share values, which were all at least 15% below the $10.00 and $12.50 per share exercise price we set for virtually all options issued in the period. This valuation method generated results that were consistent with, and in fact higher than, valuations performed by valuation specialists engaged for other stock value purposes for periods ending as recently as March 2003.

        We believe that these judgments have been validated by certain recent transactions in our stock. In July 2003, our board of directors raised the exercise price for option grants to $12.50 per share after six months of additional growth. In December 2003 and January 2004, the first two transactions with third parties since the sale of preferred stock in 2001 occurred. In one transaction, an institutional investor purchased 45,000 shares of our common stock from certain of our executives, senior managers and consultants, at a price of $12.50 per share. In the second, BHC Interim Funding, L.P. redeemed 84,453 of our warrants pursuant to a contractual "put" option at their fair value, which they agreed was $12.50 per share. Recognizing our intention to go public, and the potential that the stock could have a higher value in the public marketplace, we raised that exercise price by 20% to $15.00 for options issued in April 2004. During our fiscal third quarter of 2004, this exercise price has been raised again to $18.55 per share. In October, our former President and Chief Operating Officer sold 64,500 shares of common stock back to us at a price of $18.55 per share. In November, our CEO sold an aggregate of 54,000 shares of common stock to Greenhill Capital Partners, L.P., LLR Equity Partners, L.P., and their affiliated investment funds at a price of $18.55 per share. We believe that these transactions support our board of directors' determination that $18.55 is the fair value of our common stock at December 31, 2004.

Financing Arrangement

        In 2000, we transferred certain merchant contracts to Certegy Inc., a third party, subject to a 10-year servicing agreement, in exchange for $22 million. Consistent with EITF 87-34, EITF 90-21 and EITF 95-5, we concluded that we should not recognize the transfer as a sale due to the duration of the servicing agreement and Certegy Inc.'s limited ability to exercise ownership control of the contracts. In accordance with EITF 88-18, the proceeds of $22 million are classified as a financing arrangement and included with Borrowings and Financing Arrangement on our balance sheets. Payments we make to Certegy Inc. represent principal repayment and interest on the financing arrangement. We have calculated an imputed interest rate of 2.53%, based on the expected cash flows resulting from these contracts. The expected cash flows were based on the actual historical cash flows of the merchant contracts, reduced by an expected annual volume attrition rate of 15.0%. Any significant differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively. We have included our estimated future payments in the "Contractual Obligations" table included under Commitments.

Income Taxes

        We account for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. Judgments are required in determining the amount and probability of future taxable income, which in turn is critical to a determination of whether a valuation reserve against the deferred tax asset or liability is appropriate.

Components of Revenue and Expenses

Revenue

        Our revenues fall into two categories, gross processing revenue and other revenue, net. Our gross processing revenue primarily consists of discount, per-transaction and periodic (primarily monthly) fees from the processing of bank card transactions, primarily Visa and MasterCard transactions, for merchants. These fees are negotiated by our Relationship Managers with each merchant. Gross processing revenue also includes fees charged by Heartland Payroll Company for payroll processing services. Gross processing revenue is recorded as services are performed.

        Other revenue, net includes customer service fees, fees for processing chargebacks, fees we earn for servicing merchant contracts which we have sold to National Processing Company, fees for the sale, rental, leasing and deployment of bank card terminals, termination fees on terminated contracts, and other miscellaneous revenue. These amounts are shown net of their associated direct costs, if any, and are recorded at the time the service is performed. Most of these other fees and revenue items will tend to grow with our merchant growth.

Expenses

        Our most significant expense is interchange fees, which are set by the Visa and MasterCard card associations, and are paid to the card issuing banks. Interchange fees are calculated as a percentage of the dollar volume processed plus a per transaction fee. We also pay Visa and MasterCard association dues and assessments, which are calculated as a percentage of the dollar volume processed, and are included in other cost of services. Interchange fees and dues and assessments are recognized at the time transactions are processed. It is our policy to pass along to our merchants any changes in interchange fees and card association dues and assessments. Consequently, after Visa and MasterCard decreased their debit interchange rates in August 2003, both our discount and our interchange fees as a percentage of processing volume decreased by approximately 0.1%, with both income and expense decreasing by approximately the same amount. Our income from operations was therefore not affected by the reduction in debit interchange fee rates. Since the card associations have recently implemented significant increases in those rates, our gross processing revenue will increase, but all the benefit will be paid to the card issuing banks and our income from operations will not be affected.

        Other cost of services are primarily comprised of:

  •
  residual commission payments to our Relationship Managers, sales managers and trade associations, agent banks and value-added resellers, which are a percentage of the gross margin we generated from our merchant contracts during the accounting period;

  •
  processing costs, which are either paid to third parties, or represent the cost of our own authorization/capture system. During 2004, third party costs represented about 77% of our processing costs, with internal costs representing the remainder. Approximately 72% of our third-party processing costs were paid to Vital; and

  •
  miscellaneous items, including telecommunications costs, personnel costs, occupancy costs, losses due to merchant defaults, bank sponsorship costs and other direct merchant servicing expenses.

        Selling and administrative expenses include salaries and wages and other administrative expenses. The two most significant elements in these expenses are our information technology infrastructure costs and our marketing expenses.

        Customer acquisition costs reflect the amortization over the initial three-year contract term of the cash signing bonus paid, the deferred acquisition costs for vested Relationship Managers and sales managers, and changes in the accrued buyout liability, which reflect the impact of buyouts and volume attrition.

        Depreciation and amortization expenses are primarily recognized on a straight-line basis over the estimated useful life of the asset. We have made significant capital expenditures for computer hardware and software and such costs are generally depreciated over three years.

        Other income (expense) consists of interest income on cash and investments, the interest cost on our borrowings, the gains or losses on the disposal of property, plant and equipment and other non-recurring income or expense items. Other income (expense) also includes the adjustment to the fair value of our outstanding warrants with mandatory redemption provisions.

Results of Operations

Years Ended December 31, 2003 and 2004

        The following table shows certain financial data as a percentage of revenue for the periods indicated (in thousands of dollars):

					Change
		% of Total Net Revenue		% of Total Net Revenue
	2003		2004		Amount	%
Revenue:
Gross processing revenue	$411,117	98.1%	$592,344	98.7%	$181,227	44.1%
Other revenue, net	7,888	1.9%	7,530	1.3%	(358)	(4.5)%

Total net revenue	419,005	100.0%	599,874	100.0%	$180,869	43.2%
Expenses:
Interchange	299,463	71.5%	436,412	72.8%	136,949	45.7%
Dues and assessments	15,807	3.8%	23,225	3.9%	7,418	46.9%
Other cost of services	50,790	12.1%	70,209	11.7%	19,419	38.2%
Selling and administrative	25,751	6.1%	31,499	5.3%	5,748	22.3%
Customer acquisition costs	13,380	3.2%	18,908	3.2%	5,528	41.3%
Depreciation and amortization	2,571	0.6%	3,912	0.7%	1,341	52.2%

Total expenses	407,762	97.3%	584,165	97.4%	176,403	43.3%

Income from operations	11,243	2.7%	15,709	2.6%	4,466	39.7%
Other income (expense):
Interest income	124	0.0%	182	0.0%	58	46.8%
Interest expense	(1,132)	(0.3)%	(1,346)	(0.2)%	(214)	(18.9)%
Fair value adjustment for warrants with mandatory redemption provisions	(1,506)	(0.4)%	(509)	(0.1)%	997	66.2%
Other, net	(741)	(0.2)%	833	0.1%	1,574	212.4%

Total other (expense) income	(3,255)	(0.8)%	(840)	(0.1)%	2,415	74.2%

Income before income taxes	7,988	1.9%	14,869	2.5%	6,881	86.1%
(Benefit) provision for income taxes	(10,403)	(2.5)%	6,232	1.0%	16,635	159.9%

Net income	$18,391	4.4%	$8,637	1.4%	$(9,754)	(53.0)%

        Revenue.    Total net revenue increased 43.2% from $419.0 million in 2003 to $599.9 million in 2004, primarily as a result of a 44.1% increase in our gross processing revenue from $411.1 million in 2003 to $592.3 million in 2004. Gross processing revenue increased due to a 39.7% increase in the dollar volume of transactions we processed, to $25.0 billion in 2004 from $17.9 billion in 2003. These gross processing revenue and dollar volume increases were primarily attributable to a net increase in merchant accounts, with the number of merchant accounts growing by 32.2% from 67,271 as of December 31, 2003 to 88,900 as of December 31, 2004, as well as increases in interchange rates, which are passed through to our merchants. New merchants installed during the year grew by 41.2%, from 27,911 in 2003 to 39,403 in 2004. The increase in new merchant accounts during this period was primarily the result of the rapid growth in our sales force, which was accompanied by improvements in services provided by the Service Center, improvements in the training of our sales force and changes in and enhancements to our incentive programs. In addition, we believe our decision to pass through to our merchants the August 2003 reduction in debit interchange had a significant impact on our new account generation commencing in September 2003. The sales force grew by 24.0% from 671 at December 31, 2003 to 832 at December 31, 2004. Gross processing revenue also includes payroll processing fees, which increased by 33.3% from $2.7 million in 2003 to $3.6 million in 2004.

        Total net revenue also includes other revenue, net which decreased by 4.5% from $7.9 million in 2003 to $7.5 million in 2004.

        Expenses.    Expenses increased 43.3% from $407.8 million in 2003 to $584.2 million in 2004 due primarily to an increase in interchange fees, which resulted from higher processing volume. Expenses represented 97.3% of total net revenue in 2003 and 97.4% of total net revenue in 2004. Interchange fees represented 71.5% of total net revenue in 2003 and 72.8% of total net revenue in 2004, with the increase resulting from higher interchange rates. Dues and assessments as a percentage of total net revenue grew from 3.8% to 3.9% in 2003 and 2004, respectively, due to an increase in Visa's dues and assessments. Other cost of services increased by $19.4 million, or 38.2%, and as a percentage of total net revenue declined from 12.1% in 2003 to 11.7% in 2004. The increase in other cost of services was due primarily to costs associated with increased processing volume, the addition of 116 sales, risk and underwriting support personnel in the service center, and a $7.1 million increase in residual commission payments to our Relationship Managers and sales managers related to their portion of the growth in our gross margin. Since our sales organization is 100% commission-based, increases in processing income directly impact commissions in cost of services. Other cost of services as a percentage of total net revenue decreased primarily due to leveraging the lower costs, as compared to third party processors, of our internally developed front-end processing system, HPS Exchange, and growth in our service center staff that was slower than our revenue growth. Over 55% of new merchants each month were installed on HPS Exchange during 2004, and we have completed some conversions from other front-end processors, so that HPS Exchange represented approximately 35% of our total volume in 2004, up from 20% in 2003. We expect the increasing share of HPS Exchange in our total merchant base to continue in the future. Included in other cost of services was $0.8 million of payroll processing costs in 2003, which increased 75.0% to $1.4 million in 2004.

        Selling and administrative expenses increased 22.3% from $25.8 million in 2003 to $31.5 million in 2004. The increase was primarily due to added costs necessary to continue building our corporate and marketing infrastructure to meet our sales initiatives. Selling and administrative expenses as a percentage of total net revenue declined from 6.1% in 2003 to 5.3% in 2004, as revenue growth outpaced the increase in expenses. The payroll operation's selling and administrative expenses increased by 11.8% from $1.7 million in 2003 to $1.9 million in 2004.

        Customer acquisition costs increased 41.3% from $13.4 million to $18.9 million in 2003 and 2004, respectively. The amortization of signing bonuses increased from $8.6 million in 2003 to $12.0 million in 2004, while the accrued buyout cost amortization grew from $4.3 million in 2003 to $7.7 million in 2004. Increases in new account generation activity, reflected by the increase in signing bonus payments from $13.1 million to $21.6 million in 2003 and 2004, respectively, were responsible for increases in the amortization of both the accrued buyout costs and signing bonuses.

        Depreciation and amortization expenses increased 52.2% from $2.6 million in 2003 to $3.9 million in 2004. The depreciation expense increased primarily from the purchase of information technology equipment to support the network and the development of HPS Exchange. Additionally, we capitalized salaries and fringe benefits and other expenses incurred by employees that worked on internally developed software projects. Amortization does not begin on the internally developed software until the project is complete and placed in service, at which time we begin to amortize the asset over three years. The capitalized amounts increased from $0.8 million in 2003 to $1.5 million in 2004. The total amount of capitalized projects placed in service in 2003 and 2004 was $0.3 million and $0.8 million, respectively.

        Income from operations.    For the reasons described above, income from operations improved from $11.2 million in 2003 to income of $15.7 million in 2004.

        Interest income.    Interest income increased from $0.1 million to $0.2 million in 2003 and 2004, respectively. This was the result of an increase in interest-bearing deposits and investments.

        Interest expense.    Interest expense increased from $1.1 million in 2003 to $1.3 million in 2004. Most of our interest expense arises from the fact that our banks advance interchange fees to most of our merchants, and we pay those banks prime rate on those balances. Those balances were higher in 2004 due to increased processing volume. This was partially offset by a decrease in interest expense resulting from a reduction in the principal of the financing arrangement, from $11.8 million as of December 31, 2003 to $9.5 million as of December 31, 2004.

        Fair value adjustment for warrants with mandatory redemption provisions.    The fair value put option associated with warrants that had been issued in 2001 became exercisable in 2003. We recognized expense of $1.5 million in 2003 to adjust the warrants' value to $12.50 per share, the estimated fair value. During 2004, the warrants were further adjusted to the current fair value of $18.55 per share.

        Other, net.    Other, net increased from ($0.7) million in 2003 to $0.8 million in 2004. Most of the expense in 2003 was attributable to the purchase of Welsch Financial Merchant Services, Inc. in which the purchase agreement called for an earnout valued at $0.3 million. Subsequently, the earnout was paid in the amount of $1.0 million, based on specific incentive clauses in the purchase agreement, resulting in a loss of $0.7 million. Most of this income in 2004 was attributable to a payment we received in connection with the settlement of a suit we had initiated to collect on an insurance policy we had in 1998.

        Income tax.    Income taxes for the year ended December 31, 2004 were $6.2 million using an effective tax rate of 40%. During 2003 management determined that our deferred tax assets were more likely than not to be realized, and the valuation allowance of $10.4 million was released at that time.

        Net income.    As a result of the above factors, in particular changes in taxes, net income decreased from $18.4 million in 2003 to $8.6 million in 2004.

Years Ended December 31, 2002 and 2003

        The following table shows certain financial data as a percentage of revenue for the periods indicated (in thousands of dollars):

					Change
		% of Total Net Revenue		% of Total Net Revenue
	2002		2003		Amount	%
Revenue:
Gross processing revenue	$324,537	97.4%	$411,117	98.1%	$86,580	26.7%
Other revenue, net	8,578	2.6%	7,888	1.9%	(690)	(8.0)%

Total net revenue	333,115	100.0%	419,005	100.0%	$85,890	25.8%
Expenses:
Interchange	237,759	71.4%	299,463	71.5%	61,704	26.0%
Dues and assessments	12,372	3.7%	15,807	3.8%	3,435	27.8%
Other cost of services	44,164	13.3%	50,790	12.1%	6,626	15.0%
Selling and administrative	20,786	6.2%	25,751	6.1%	4,965	23.9%
Customer acquisition costs	12,422	3.7%	13,380	3.2%	958	7.7%
Depreciation and amortization	1,587	0.5%	2,571	0.6%	984	62.0%

Total expenses	329,090	98.8%	407,762	97.3%	78,672	23.9%

Income from operations	4,025	1.2%	11,243	2.7%	7,218	179.3%
Other income (expense):
Interest income	171	0.1%	124	0.0%	(47)	(27.5)%
Interest expense	(1,069)	(0.3)%	(1,132)	(0.3)%	(63)	(5.9)%
Fair value adjustment for warrants with mandatory redemption provisions	—	0.0%	(1,506)	(0.4)%	(1,506)	—
Other, net	(62)	0.0%	(741)	(0.2)%	(679)	(1,095.2)%

Total other income (expense)	(960)	(0.3)%	(3,255)	(0.8)%	(2,295)	(239.1)%

Income before income taxes	3,065	0.9%	7,988	1.9%	4,923	160.6%
Provision for (benefit from) income taxes	51	0.0%	(10,403)	(2.5)%	(10,454)	(20,498.0)%

Net income	$3,014	0.9%	$18,391	4.4%	$15,377	510.2%

        Revenue.    Total net revenue increased 25.8% from $333.1 million in 2002 to $419.0 million in 2003 primarily as a result of a 26.7% increase in our gross processing revenue from $324.5 million in 2002 to $411.1 million in 2003. Gross processing revenue increased due to a 24.3% increase in the dollar volume of transactions we processed, from $14.4 billion in 2002 to $17.9 billion in 2003. These gross processing revenue and dollar volume increases were primarily attributable to a net increase in merchant accounts, from 52,624 at December 31, 2002 to 67,271 at December 31, 2003, which was the result of the number of newly installed merchants growing by 41.8% from 19,687 in 2002 to 27,911 in 2003. The increase in merchant accounts in 2003 was primarily the result of the rapid growth in our sales force, the impact of changes to the sales management structure that were made in the second half of 2002, and the beneficial impacts on sales of our decision to pass the August, 2003 debit interchange reduction on to our merchants. The sales force grew by 60.9% from 417 people at year-end 2002 to 671 people at year-end 2003. Gross processing revenue also includes payroll processing fees, which increased by 42.1% from $1.9 million in 2002 to $2.7 million in 2003.

        Total net revenue also includes other revenue, net, which decreased by 8.0% from $8.6 million in 2002 to $7.9 million in 2003. The decrease was attributable primarily to a decrease in deferred gain, as in 2002 we recognized the final $0.5 million of gain from the National Processing Company portfolio sale, partially offset by increases in chargeback processing and other service fee income.

        Expenses.    Expenses increased 23.9% from $329.1 million in 2002 to $407.8 million in 2003, primarily due to an increase in interchange fees resulting from higher processing volume. Expenses represented 98.8% of total net revenue in 2002 and 97.3% of total net revenue in 2003. Interchange fees represented 71.4% of total net revenue in 2002, and increased to 71.5% in 2003. Dues and assessments increased from 3.7% in 2002 to 3.8% of total net revenue in 2003. Other cost of services increased by $6.6 million, or 15.0%, and as a percentage of total net revenue declined from 13.3% in 2002 to 12.1% in 2003. The increase in other cost of services was due primarily to costs associated with new merchant accounts and increased processing volume, the addition of 19 sales support and technical personnel in our service center, and a $2.5 million increase in commission payments to our Relationship Managers and sales management related to the growth in our gross margin. Since our sales force is 100% commission-based, increases in processing income directly impact commissions in cost of services. Other cost of services as a percentage of gross processing revenue decreased primarily due to improving merchant pricing, leveraging the lower costs, as compared to third-party processors, of our internally developed front-end processing system, HPS Exchange, and growth in our service center staff that was slower than our gross processing revenue growth. Over 55% of our new merchants in 2003 were installed on HPS Exchange, and we have completed some conversions from other front-end processors, so that HPS Exchange represented approximately 20% of our total volume in 2003, up significantly from 6% in 2002. Included in other cost of services was $0.5 million of payroll processing costs in 2002, which increased to $0.8 million in 2003.

        Selling and administrative expenses increased 23.9% from $20.8 million in 2002 to $25.8 million in 2003. The increase was primarily due to added costs necessary to continue building our corporate and marketing infrastructure to support our sales initiatives. Selling and administrative expenses as a percentage of total net revenue declined from 6.2% in 2002 to 6.1% in 2003, as total net revenue growth outpaced the increase in expenses. We only made selective staff additions in 2003, primarily those that were necessary to support the growing merchant portfolio. Also, occupancy expense increased only slightly, representing additional space required in our service center to handle the increased sales volume. The payroll operation's selling and administrative expenses increased by 21.4% from $1.4 million in 2002 to $1.7 million in 2003.

        Customer acquisition costs increased 7.7% from $12.4 million in 2002 to $13.4 million in 2003. The amortization of signing bonuses grew from $6.3 million in 2002 to $8.7 million in 2003, while the accrued buyout cost amortization increased from $1.8 million in 2002 to $4.3 million in 2003. Signing bonus payments of $13.1 million ($12.3 million after signing bonus adjustments of $0.8 million) in 2003 represented an increase of 56.0% over signing bonus payments of $8.4 million ($8.0 million after signing bonus adjustments of $0.4 million) in 2002, and resulted in an increase in amortization expense. These increases were partially offset by a decline in the accrued buyout liability due to merchant attrition.

        Depreciation and amortization expenses increased 62.0% from $1.6 million in 2002 to $2.6 million in 2003. The depreciation expense increased primarily from the purchase of information technology equipment to support the network, the development of HPS Exchange and to upgrade and maintain the telecommunication systems at our service center. Additionally, we capitalized salaries, fringe benefits and other expenses incurred by employees that worked on internally developed software projects. The capitalized amounts increased from $1.6 million in 2002 to $2.4 million in 2003. The total amount of capitalized software development projects placed in service in 2002 and 2003 was $0.9 million and $0.5 million, respectively.

        Interest income.    Interest income decreased by 27.5%, from 2002 to 2003. The decrease was due to the significant decline in interest rates that occurred between 2002 and 2003, as evidenced by the decline in 3-month bank CDs from an average of 1.73% in 2002 to 1.15% in 2003.

        Interest expense.    Interest expense increased by 5.9% from $1.07 million in 2002 to $1.13 million in 2003. Our balances for bank-advanced interchange fees increased during 2003 in line with our processing volume, but the increase in interest expense was lower than the processing volume increase due to the decline in the prime rate. In addition, the interest paid on the financing arrangement declined due to principal payments that had been made, which reduced the obligation from $14.5 million at December 31, 2002 to $11.8 million at December 31, 2003.

        Fair market adjustment for warrants with mandatory redemption provisions.    The fair value put option associated with warrants that had been issued in 2001 became exercisable in 2003. We recognized expense of $1.5 million in 2003 to adjust their value to $12.50 per share, the estimated fair value.

        Other, net.    Other, net expense decreased from $0.1 million in 2002 to $0.7 million in 2003. The expense in 2003 was attributable to the purchase of Welsch Financial Merchants Services, Inc. in which the purchase agreement called for an earnout valued at $0.3 million. Subsequently the earnout was paid in the amount of $1.0 million, based on specific incentive clauses in the purchase agreement, resulting in a loss of $0.7 million. In 2002, the expense was the result of the disposition of point-of-sale terminals, plus other miscellaneous adjustments.

        Income tax.    Prior to 2003, we provided deferred tax asset valuation allowances because the historic variability in our profitability made the realization on our operating loss carryforwards questionable. During 2003, we concluded, based on current and forecasted taxable income, that our deferred tax assets are more likely than not to be realized. As a result, we realized a tax benefit of $10.4 million, since the valuation allowance that had previously been maintained was released during the year. The income tax provision in 2002 related only to state taxes payable.

        Net income.    As a result of the above factors, in particular the release of the tax valuation allowance, net income increased from $3.0 million in 2002 to $18.4 million in 2003.

Liquidity and Capital Resources

        At December 31, 2004, we had cash and cash equivalents totaling $13.2 million, and at December 31, 2002 and 2003, we had cash and cash equivalents totaling $8.1 million and $13.0 million, respectively. Net cash provided by operating activities was $0.04 million in 2002, $11.6 million in 2003 and $17.6 million in 2004.

        Net cash used in investing activities was $5.1 million for the year ended December 31, 2002, $3.5 million for the year ended December 31, 2003 and $8.9 million for the year ended December 31, 2004. During each of those periods, most of the cash used in investing activities was used to fund capital expenditures. Total capital expenditures for the year ended December 31, 2003 were $3.7 million, an increase of $0.1 million from the $3.6 million invested in 2002. Total capital expenditures for the year ended December 31, 2004 were $9.1 million, up 145.9% from 2003. In 2002, 2003 and 2004, these expenditures were primarily related to continued building of our technology infrastructure, primarily for hardware and software needed for the expansion of HPS Exchange and our own back-end processing system. We anticipate that these expenditures may increase as we further develop our technology. In addition, beginning in 2002 we started investing a portion of the cash balances held at our subsidiary, Heartland Payroll Company, in securities that are classified on our balance sheet as investments. We invest in federal, federal agency and corporate debt obligations with maturities of up to four years and no less than a single-A rating.

        Net cash provided by financing activities was $0.04 million for the year ended December 31, 2002. Net cash used in financing activities was $3.2 million and $8.5 million for the years ended December 31, 2003 and 2004, respectively. In 2002, we issued $3.6 million of debt to fund buyouts of future residual commissions and the purchase of $0.2 million of our common stock. We expect to make significant buyout payments in the future. Although we will determine to make such payments on a case-by-case basis, we anticipate that in 2005, such payments will exceed the $7.5 million we spent in 2002. On May 15, 2002, we issued a promissory note to Welsch Financial Merchant Services, Inc. in the principal amount of $2.0 million with simple interest payable monthly in arrears on the principal amount outstanding at a rate equal to the prime rate as reported in the Wall Street Journal, as adjusted on a daily basis. In 2002 and 2003, we repaid $750,000 of our debt to Welsch in two $375,000 payments, and $1.0 million, in four $250,000 payments. In January 2004, we made the final payment of $250,000 to Welsch. On January 8, 2004, a warrant holder elected to exercise their put, and we redeemed half of the holder's warrants, or 84,453 shares, at the deemed fair value of $12.50 per share. The exercise price of the warrants was $.01 per warrant and net consideration paid by us was $1.1 million. The remaining warrants to purchase 84,452 shares of our common stock expire on July 25, 2006, and the holder can exercise their fair value put at any time. Upon the closing of this offering, we expect to exercise our option to require the holder to exercise all of the remaining warrants. On September 28, 2004, we redeemed six warrants totalling 1,000,000 shares of our common stock for net consideration of $5.25 million. During 2004, several employees exercised their employee stock options in the aggregate amount of $1.6 million.

        On August 28, 2002, we signed a loan and security agreement with KeyBank National Association for two loan instruments, which was amended on November 6, 2003 and June 23, 2004. The agreement was amended twice to reflect changes we have made in our accounting policies. The loan and security agreement contains covenants requiring an operating cash flow to total fixed charges ratio of not less than 1.2 to 1, and a measure of total funded debt to EBITDA of less than 2 to 1. The first instrument is a revolver advance facility, which is to be used solely to fund the buyouts of future residual commissions from former Relationship Managers or Independent Sales Organizations. We may draw down on the revolver up to an aggregate unpaid principal amount of $3.5 million. As of December 31, 2004, $2.1 million was outstanding under the revolver. The entire principal balance plus all accrued interest and fees are due on May 31, 2005 or on demand if we are in default. The second instrument is a purpose and ability line of credit totaling $3.0 million, which is payable on demand. As of December 31, 2004, we had $784,165 of outstanding indebtedness under this line of credit. Borrowings under the two lines of credit bear interest at the prime rate, which was 5.25% at December 31, 2004 and are secured by a lien on our assets. They contain customary covenants, including the provision of financial reports, maintenance of insurance, payment of taxes and provision of notice of any default, and events of default, including failure to pay principal or interest, cross-default, and insolvency covenants. We are currently in compliance with all covenants, and have been since the instruments were established.

        We believe that our net proceeds from this offering, together with our current cash and investment balances, cash generated from operations and existing lines of credit will provide sufficient liquidity to meet our anticipated needs for capital for at least the next 12 months.

Commitments

        The Visa and MasterCard associations generally allow chargebacks up to four months after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. As the majority of our transactions involve the delivery of the product or service at the time of the transaction, a good estimate of our exposure to chargebacks is the last four months' processing volume on our portfolio, which was $5.0 billion, $6.6 billion and $9.0 billion for the four months ended December 31, 2002, 2003 and 2004, respectively. However, for the four months ended December 31, 2002, 2003 and 2004, we were presented with $4.5 million, $5.4 million and $5.6 million, respectively, in chargebacks by issuing banks. In the years ended December 31, 2002, 2003 and 2004, we incurred merchant credit losses of $561,928, $605,256 and $939,500, respectively, on total dollar volume processed of $14.4 billion, $17.9 billion and $25.0 billion, respectively. These credit losses are included in "cost of services" in our consolidated statements of operations.

        The following table reflects our significant contractual obligations as of December 31, 2004:

	Cash Payments Due By Period as of December 31, 2004
	Total	Less than One Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Contractual Obligations:
Processing providers	$12,630	$7,017	$4,110	$1,503	$—
Financing arrangement (expected payments, including interest)	10,162	2,335	3,896	2,939	992
Telecommunications providers	4,763	1,950	2,813	—	—
Office and equipment leases	6,626	1,250	2,794	1,659	923
Revolver advance	2,069	2,069	—	—	—
Line of credit	784	784	—	—	—

	$37,034	$15,405	$13,613	$6,101	$1,915

Qualitative and Quantitative Disclosure About Market Risk

        Our primary market risk exposure is to changes in interest rates. During each month, KeyBank advances interchange fees to most of our merchants so that during the month we build up a significant payable to KeyBank, bearing interest at the prime rate. At March 31, 2005, our payable to KeyBank was approximately $45.4 million. This advance is repaid on the first business day of the following month out of fee collections from our merchants. During the year ended December 31, 2004 the average daily balance of that loan was approximately $20.5 million and was directly related to our processing volume. We also had outstanding $2.9 million in other loans at December 31, 2004, which also bear interest at the prime rate. A hypothetical 100 basis point change in short-term interest rates would result in a change of approximately $234,000 in annual pre-tax income.

        While the bulk of our cash and cash-equivalents are held in checking accounts or money market funds, we do hold certain fixed-income investments with maturities of up to 2 1/2 years. At December 31, 2004, a hypothetical 100 basis point increase in short-term interest rates would result in an increase of approximately $25,000 in annual pre-tax income from money market fund holdings, but a decrease in the value of fixed-rate investments of approximately $16,000. A hypothetical 100 basis point decrease in short-term interest rates would result in a decrease of approximately $25,000 in annual pre-tax income from money market funds, but an increase in the value of fixed-rate instruments of approximately $16,000.

        We do not hold or engage in the trading of derivative financial, commodity or foreign exchange instruments. All of our business is conducted in U.S. dollars.

New Accounting Standards

        On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123 revised"). This statement revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The most significant change resulting from this statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. SFAS No. 123 revised is effective, as amended on April 21, 2005 by the Securities and Exchange Commission, beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. We will adopt this statement when effective, and continue to assess its impact. Had we adopted the fair-value based method under existing guidance, our net income would have remained unchanged.

BUSINESS

Overview

        We provide bank card payment processing services to merchants in the United States. We facilitate the exchange of information and funds between merchants and cardholders' financial institutions, providing end-to-end electronic payment processing services to merchants, including merchant set-up and training, transaction authorization and electronic draft capture, clearing and settlement, merchant accounting, merchant assistance and support and risk management. We also provide additional services to our merchants, such as gift and loyalty programs, paper check authorization and payroll processing, and we sell and rent point-of-sale devices and supplies.

        Our revenue is recurring in nature, as we typically enter into three-year service contracts that, in order to qualify for the agreed-upon pricing, require the achievement of agreed processing volume minimums from our merchants. Most of our gross revenue is payment processing fees, which are a combination of a percentage of the dollar amount of each Visa and MasterCard transaction we process plus a flat fee per transaction. We pay interchange fees to card issuing banks and dues and assessments to Visa and MasterCard, and we retain the remainder. For example, the allocation of funds resulting from a $100 transaction is depicted below.

        We sell and market our payment processing services through a nationwide direct sales force of approximately 800 sales professionals, known as Relationship Managers. We establish a local sales and servicing presence, which we believe provides for enhanced referral opportunities and helps mitigate merchant attrition. We pay our sales force through commissions only, based solely upon the performance of their merchant accounts. We believe that our sales force and our experience and knowledge in providing payment processing services to small- and medium-size merchants gives us the ability to effectively evaluate and manage the payment processing needs and risks that are unique to these merchants. In 2004, our sales force generated over 42,500 merchant applications and installed over 39,000 new merchants.

        We focus our sales efforts on low-risk merchants and have developed systems and procedures designed to minimize our exposure to potential losses. In 2003 and 2004, we experienced losses of 0.34 basis points (0.0034%) and 0.38 basis points (0.0038%) of payment processing volume, respectively, and in the first quarter of 2005, we experienced losses of 0.44 basis points (0.0044%). We have developed significant expertise in industries that we believe present relatively low risks as the customers are generally present and the products or services are generally delivered at the time the transaction is processed. These industries include restaurants, brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. As of December 31, 2004, approximately 33.0% of our merchants were restaurants, approximately 22.1% were brick and mortar retailers, approximately 10.4% were convenience and liquor stores, approximately 7.7% were automotive sales and repair shops, approximately 6.3% were professional service providers and approximately 4.5% were lodging establishments. We believe that the restaurant industry will continue to provide us with growth opportunities. According to a report by the National Restaurant Association, restaurant industry sales were expected to exceed $440 billion in 2004, which would represent the thirteenth consecutive year of real sales growth, as adjusted for inflation. This steady growth profile, combined with the industry's low seasonality, makes restaurant merchant processing volume very stable and predictable. In addition, the incidence of chargebacks is very low among restaurants, as the service is provided before the card is used. Our industry focus not only differentiates us from other payment processors, but also allows us to forge relationships with key trade associations that attract merchants to our business. Our industry focus also allows us to better understand a merchant's needs and tailor our services accordingly.

        Since our inception, we have used a number of proprietary Internet-based systems to increase our operating efficiencies and distribute our processing and merchant data to our three main constituencies: our sales force, our merchant base and our customer service staff. In 2001, we began providing authorization and data capture services to our merchants through our own front-end processing system, HPS Exchange. During the years ended December 31, 2003 and 2004 and the quarter ended March 31, 2005, approximately 26%, 43% and 51%, respectively, of our transactions were processed through HPS Exchange, which has decreased our operating costs per transaction. We rely on third parties to provide the remainder of our bank card authorization and data capture services, as well as all of our settlement and merchant accounting services. We are developing our own back-end processing system for the clearing and settlement of transactions, which will enable us to customize these services to the needs of our Relationship Managers and merchants.

Industry Overview

        The payment processing industry provides merchants with credit, debit, gift and loyalty card and other payment processing services, along with related information services. The industry has grown rapidly in recent years as a result of wider merchant acceptance, increased same store sales, increased consumer use of bank cards and advances in payment processing and telecommunications technology. According to The Nilson Report, total expenditures for bank card transactions by U.S. consumers was $2.0 trillion in 2003, or 34% of all consumer payments, and is expected to grow to $3.4 trillion by 2008, or 46% of all consumer payments. From 1990 to 2003, the compound annual growth rate of card payments was 13%, but this rate is expected to slow modestly to 10% for 2003 to 2008. The proliferation of bank cards has made the acceptance of bank card payments a virtual necessity for many businesses, regardless of size, in order to remain competitive. This use of bank cards, enhanced technology initiatives, efficiencies derived from economies of scale and the availability of more sophisticated products and services to all market segments has led to a highly competitive and specialized industry.

        We believe that the card-based payment processing industry will continue to benefit from the following trends:

Growth in Bank Card Transactions

        The proliferation in the uses and types of bank cards, rapid technological advances in payment processing and financial incentives offered by issuers have contributed greatly to wider merchant acceptance and increased consumer use of such cards. The following chart illustrates the growth for bank card transactions for the periods indicated.

        According to the Nilson Report and the New York State Forum for Information Resource Management, sources of increased bank card payment volume include:

•	continued displacement of cash and checks at the point of sale;
•	increasing consumer acceptance of alternative forms of electronic payments; and
•	increasing acceptance of electronic payments by merchants who previously did not do so, such as government agencies and businesses that provide goods and services to other businesses.

Increased Bank Card Acceptance by Small Businesses

        Small businesses are a vital component of the U.S. economy and are expected to contribute to the increased use of bank cards. The lower costs associated with bank card payment methods, as opposed to checks, are making payment processing services more affordable to a larger segment of the small business market. In addition, we believe these businesses are experiencing increased pressure to accept bank card payments in order to remain competitive and to meet consumer expectations. As a result, many of these small businesses are seeking to provide customers with the alternative to pay for merchandise and services using bank cards, including those in industries that have historically accepted only cash and checks.

Bank Card Acceptance by Government and Business-to-Business Industry

        State and local governments and the business-to-business industry have recently begun to provide customers with the ability to pay for merchandise and services using bank cards. For example, state and local governments have begun accepting bank cards for government payments, such as motor vehicle fees, recreational services, parking fees and taxes, in order to reduce their costs of collecting and processing payments and to expedite the deposit of these payments into their own accounts. We believe that the growth in bank card payments between businesses and the historically low acceptance of bank cards as a payment method by governments and the business-to-business industry represent an attractive market opportunity for us.

Technology

        At present, many large payment processors provide customer service and applications via legacy systems that are difficult and costly to alter or otherwise customize. In contrast to these systems, recent advances in scalable and networked computer systems, such as distributed application architecture, often referred to as "client-server" systems, and relational database management systems, provide payment processors with the opportunity to deploy less costly technology that has improved flexibility and responsiveness. In addition, the use of fiber optic cables and advanced switching technology in telecommunications networks and competition among long-distance carriers further enhance the ability of payment processors to provide faster and more reliable service at lower per-transaction costs than previously possible.

        Advances in personal computers and point-of-sale terminal technology, including integrated cash registers and networked systems, have increasingly allowed access to a greater array of sophisticated services at the point of sale and have contributed to the demand for such services. These trends have created the opportunity for payment processors to leverage technologies by developing business management and other software application products and services.

Segmentation of Merchants and Service Providers

        The payment processing industry is dominated by a small number of large, fully-integrated payment processors that handle the processing needs of the nation's largest merchants. Large national merchants (i.e., those with multiple locations and high volumes of bank card transactions) typically demand and receive the full range of payment processing services at low per-transaction costs.

        Payment processing services are generally sold to the small- and medium-sized merchant market segment through banks and Independent Sales Organizations that generally procure most of the payment processing services they offer from large payment processors. It is difficult, however, for banks and Independent Sales Organizations to customize payment processing services for the small- and medium-sized merchant on a cost-effective basis or to provide sophisticated value-added services. Accordingly, services to the small- and medium-sized merchant market segment historically have been characterized by basic payment processing without the availability of the more customized and sophisticated processing, information-based services or customer service that is offered to large merchants. The growth in bank card transactions and the transition from paper-based to electronic payment processing is expected to cause small- and medium-sized merchants to increasingly value sophisticated payment processing and information services similar to those provided to large merchants.

        The following table sets forth the typical range of services provided directly (in contrast to using outsourced providers) by fully integrated transaction processors, traditional Independent Sales Organizations and us.

Consolidation

        During the last decade, the payment processing industry has undergone significant consolidation. The costs to convert from paper to electronic processing, merchant requirements for improved customer service, and the demand for additional customer applications have made it difficult for community and regional banks to remain competitive. Many of these providers are unwilling or unable to invest the capital required to meet these evolving demands, and are increasingly exiting the payment processing business or otherwise seeking partners to provide payment processing for their customers. Despite this consolidation, the industry remains fragmented with respect to the number of entities offering payment processing services, particularly to small- and medium-sized merchants.

Favorable Demographics

        Consumers are beginning to use card-based and other electronic payment methods for purchases at an earlier age. According to Nellie Mae:

  •
  the number of college students who have credit cards has grown from 67% in 1998 to 83% in 2001;

  •
  the prevalence of credit cards among college students is also reflected in the increased average number of cards held, from 3 cards in 2000 to 4.3 cards in 2001; and

  •
  there is increased card usage between the ages of 18 and 24, with 18-year-old students having the lowest card usage rate and debt levels and 24-year-old students typically having the highest.

        As these consumers who have experience with card products, technology and the Internet enter the work force, we expect that purchases using card-based payment methods will comprise an increasing percentage of total consumer spending. This will represent the continuation of a trend that has been in place for the last decade.

        We also expect to benefit from the increased spending of baby boomers. According to the Bureau of Labor Statistics' 2003 Consumer Expenditure Survey, households headed by 45- to 54-year-olds spent, on average, $2,688 on food away from home, compared to $2,211 for all households. They also had the highest average pre-tax income in 2003 ($68,028) compared to all other age groups. Research from the National Restaurant Association shows that this group goes to casual dining restaurants more frequently than other groups. Since a significant percentage of our processing volume comes from restaurant merchants, we believe these trends will have a positive impact on our growth and future performance.

Our Competitive Strengths

        We believe our competitive strengths include the following:

Large, Experienced, Efficient Direct Sales Force

        While many of our competitors rely on Independent Sales Organizations that typically generate merchant accounts for multiple payment processing companies simultaneously, we market our services throughout the United States through our direct sales force of approximately 800 Relationship Managers who work exclusively for us. Our Relationship Managers have local merchant relationships and industry-specific knowledge that allow them to effectively compete for merchants. Our Relationship Managers are compensated solely on commissions, receiving signing bonuses and ongoing residual commissions for generating new merchant accounts. These commissions are based upon the gross margin we estimate that we will receive from their merchants, calculated by deducting interchange fees, dues and assessments and all of our costs incurred in underwriting, processing, servicing and managing the risk of the account from gross processing revenue. Our Relationship Managers have considerable latitude in pricing a new account, but we believe that the shared economics motivate them to sign attractively priced contracts with merchants generating significant processing volume. At the same time, our Relationship Managers share in any losses we incur on their merchant accounts, which we believe causes them to avoid riskier merchants. The residual commissions our Relationship Managers receive from their merchant accounts give them an incentive to maintain a continuing dialogue and servicing presence with their merchants. We believe that our compensation structure is atypical in our industry and contributes to building profitable, long-term relationships with our merchants. Our sales compensation structure and marketing activities focus on recruiting and supporting our direct sales force, and we believe that the significant growth we have achieved in our merchant portfolio and processing volume are directly attributable to their efforts.

Recurring and Predictable Revenue

        We generate recurring revenue through our payment processing services. Our revenue is recurring in nature because we typically enter into three-year service contracts that require minimum volume commitments from our merchants to qualify for the agreed-upon pricing. Our recurring revenue grows as the number of transactions or dollar volume processed for a merchant increases or as our number of merchants increases. In 2004, approximately 80% of our processing volume came from merchants we installed in 2003 and earlier.

Internal Growth

        While many of our competitors in the payment processing industry have relied on acquisitions to expand their operations and improve their profitability, we have grown our business entirely through internal expansion by generating new merchant contracts submitted by our own direct sales force and, primarily before 2000, sales agents affiliated with us. Every merchant we currently process was originally underwritten by our staff, and we have substantial experience responding to their processing needs and the risks associated with them. We believe this both enhances our merchant retention and reduces our risks. We believe that internally generated merchant contracts are of a higher quality and are more predictable than, and the costs associated with such contracts are lower than the costs associated with, contracts acquired from third parties.

Strong Position and Substantial Experience in Our Target Markets

        As of March 31, 2005, we were providing payment processing services to approximately 94,000 active small-and medium-sized merchants located across the United States. We believe our understanding of the needs of small- and medium-sized merchants and the risks inherent in doing business with them, combined with our efficient direct sales force, provides us with a competitive advantage over larger service providers that access this market segment indirectly. We also believe that we have a competitive advantage over service providers of a similar or smaller size that may lack our extensive experience and resources and which do not benefit from the economies of scale that we have achieved.

Industry Expertise

        We have focused our sales efforts on merchants who have certain key attributes and on industries in which we believe our direct sales model is most effective and the risks associated with processing are relatively low. These attributes include owners who are typically on location, interact with customers in person, value a local sales and servicing presence and often consult with trade associations and other civic groups to help make purchasing decisions. Although we have historically focused our sales and marketing efforts on the restaurant industry, our merchant base now also includes a broad range of brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. To further promote our products and services, we have entered into sponsoring arrangements with various trade associations, with an emphasis on state restaurant and hospitality groups. We believe that these sponsorships have enabled us to gain exposure and credibility within the restaurant industry and have provided us with opportunities to market our products to new merchants. In December 2004, the restaurant industry represented approximately 41% of our processing volume and over 55% of our transactions. We believe that the restaurant industry will continue to represent a significant portion of our processing volume as the industry continues to experience sales growth and we continue to generate new restaurant merchants. According to the National Restaurant Association, restaurant sales are expected to exceed $476 billion in 2005, which will represent the fourteenth consecutive year of real sales growth, as adjusted for inflation. This steady growth profile, together with the industry's low seasonality, makes restaurant merchant processing volume relatively stable and predictable. Our focus on small- and medium-sized merchants and on certain industries has diversified our merchant portfolio and we believe has reduced the risks associated with revenue concentration. In 2004, no single merchant represented more than 0.3% of our total processing volume. We intend to build upon our success in the restaurant industry by applying similar strategies to new target markets through targeted marketing efforts that leverage our local sales force.

Merchant Focused Culture

        We have built a culture and established practices that we believe improve the quality of services and products we provide to our merchants. This culture spans from our sales force, which maintains a local market presence to provide rapid, personalized customer service, through our technology organization, which has developed a customer management interface and information system that alerts our Relationship Managers to any problems a merchant has reported and provides them with detailed information on the merchants in their portfolio. Additionally, we believe that we are one of the few companies that discloses our pricing policies to merchants. In 2003, there was a settlement of the so-called Wal-Mart lawsuit against Visa and MasterCard that resulted in a reduction in debit interchange fees. We believe that we were one of the few companies that passed 100% of this reduction along to small- and medium-sized merchants. We believe that our culture and practices allow us to maintain strong merchant relationships and differentiate ourselves from our competitors in obtaining new merchants.

Scalable Operating Structure

        Our scalable operating structure allows us to expand our operations without proportionally increasing our fixed and semi-fixed support costs. Our sales force's commission-only compensation structure ties our sales compensation to the growth in merchant profitability. In addition, our technology platform, in particular HPS Exchange, was designed with the flexibility to support significant growth and drive economies of scale with relatively low incremental costs. Most of our operating costs are related to the number of individuals we employ. We have in the past used, and expect in the future to use, technology to leverage our personnel, which should cause our personnel costs to increase at a slower rate than our processing volume.

Advanced Technology

        We employ information technology systems that use a distributed application architecture, often referred to as "client-server" systems, and which use the Internet to improve management reporting, enrollment processes, customer service, sales management, productivity, merchant reporting and problem resolution. In 2001, we began providing authorization and data capture services to our merchants through our internally-developed front-end processing system, HPS Exchange. This system incorporates patent-pending real time reporting tools for, and interactive point-of-sale database maintenance via, the Internet. These tools enable merchants, and our employees, to change the messages on credit card receipts and to view sale and return transactions entered into the point-of-sale device with a several second delay on any computer linked to the Internet. During the year ended December 31, 2003, approximately 26% of our transactions were processed through this system, and this percentage increased to 43% of our transactions in 2004, and 51% of our transactions in the first quarter of 2005. HPS Exchange and our other technology efforts have contributed to a reduction of our cost of services as a percentage of our gross processing revenue and to a reduction of our per-transaction processing costs. Although many existing merchants will remain on Vital's system and those of our other third-party processors, we intend to install the majority of our new merchants on HPS Exchange. Our Internet-based systems allow all of our merchant relationships to be documented and monitored in real time, which maximizes management information and customer service responsiveness. We believe that these systems help attract both new merchants and Relationship Managers and provide us with a competitive advantage over many of our competitors who rely on less flexible legacy systems.

Comprehensive Underwriting and Risk Management System

        Through our experience and cumulative knowledge in assessing risks associated with providing payment processing services to small- and medium-size merchants, we have developed procedures and systems that provide risk management and fraud prevention solutions designed to minimize losses. Our underwriting processes help us to evaluate merchant applications and balance the risks of accepting a merchant against the benefit of the charge volume we anticipate the merchant will generate. We believe our systems and procedures enable us to identify potentially fraudulent activity and other questionable business practices quickly, thereby minimizing both our losses and those of our merchants. As evidence of our ability to manage these risks, we experienced losses of less than 0.40 basis points of processing volume for each of the years ended December 31, 2002, 2003 and 2004. This loss increased to 0.44 basis points of processing volume in the first quarter of 2005.

Proven Management Team

        We have a strong senior management team, each with at least 18 years of financial services and payment processing experience. Our Chief Executive Officer, Robert O. Carr, was a founding member of the Electronic Transactions Association, the leading trade association of the bank card acquiring industry. Our management team has developed extensive contacts in the industry and with banks and value-added resellers. As of December 31, 2004, we had referral relationships with over 900 trade associations, banks and value-added resellers. We believe that the strength and experience of our management team has helped us to attract additional sales professionals and add additional merchants, thereby significantly contributing to our growth.

Strategy

        Our current growth strategy is to increase our market share as a provider of bank card payment processing services to small- and medium-size merchants in the United States. We believe that the increasing use of bank cards, combined with our sales and marketing approaches, will continue to present us with significant growth opportunities. Key elements of our strategy include:

Expand Our Direct Sales Force

        Unlike many of our competitors who rely on Independent Sales Organizations or salaried salespeople and telemarketers, we have built a direct sales force. We have grown our sales force from

417 Relationship Managers and sales managers as of December 31, 2002 to 671 as of December 31, 2003, and further to 832 Relationship Managers and sales managers as of December 31, 2004. We anticipate significantly increasing the size of our sales force in the next few years in order to increase our share of our target markets. We have implemented a geographic sales model that divides the United States into 16 primary regions overseen by Regional Directors, who are primarily responsible for hiring Relationship Managers and increasing the number of installed merchants in their territory. Our Regional Directors' commission-only compensation is directly tied to the compensation of the Relationship Managers in their territory, providing a significant incentive for them to grow the number and productivity of Relationship Managers in their territory. In addition, we believe that our commission-based compensation structure will continue to succeed in attracting new Relationship Managers to our company.

Further Penetrate Existing Target Markets and Enter Into New Markets

        We believe that we have an opportunity to grow our business by further penetrating the small- and medium-sized merchant market through our direct sales force and alliances with local trade organizations, banks and value-added resellers. During 2004, according to The Nilson Report, we processed approximately 1.8% of the dollar volume of all Visa and MasterCard transactions in the United States, up from approximately 1.4% in 2003 and 1.1% in 2002. In December 2004, the restaurant industry represented approximately 41% of our processing volume and over 55% of our transactions. Our merchant base also includes a wide range of merchants, including brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. We believe that our sales model, combined with our community-based strategy that involves our Relationship Managers building relationships with various trade groups and other associations in their territory, will enable our Relationship Managers to continuously add new merchants. We intend to further expand our sales efforts into new target markets with lower risk characteristics, including markets that have not traditionally accepted electronic payment methods. These markets include governments, schools and the business-to-business market.

Expand Our Product and Service Offerings

        In recent years, we have focused on offering a broad set of payment-related products to our customers. In addition to payroll processing services, our current product offerings include check verification and guarantee services that allow merchants to accept paper checks with guaranteed payment assurance and gift and loyalty card product solutions. We also intend to develop products that will help our merchants reduce their costs and grow their businesses, such as age verification services that track driver's license data to verify an individual's age and identity. We may develop these new products and services internally, enter into arrangements with third-party providers of these products or selectively acquire new technology and products. Many of these new service offerings are designed to work on the same point-of-sale devices that are currently in use, enabling merchants to purchase a greater volume of their services from us and eliminating their need to purchase additional hardware. We believe that these new products and services will enable us to leverage our existing infrastructure and create opportunities to cross-sell our products and services among our various merchant bases, as well as enhance merchant retention and increase gross processing revenue.

Leverage Our Technology

        We intend to continue to leverage our technology to increase our operating efficiencies and provide real-time processing and account data to our merchants, Relationship Managers and customer service staff. Since our inception, we have been developing Internet-based systems to improve and streamline our information systems, including detailed customer-use reporting, management reporting, enrollment, customer service, sales management and risk management reporting tools. We have also made significant investments in our payment processing capabilities, which we believe will allow us to offer a differentiated payment processing product that is faster and less expensive than many competing products. We also intend to introduce our own processing system for the clearing and settlement of transactions, known as back-end processing. This will allow us to become a fully integrated bank card payment processor, providing end-to-end electronic payment processing services to our merchants.

Enhance Merchant Retention

        By providing our merchants with a consistently high level of service and support, we strive to build merchant retention and limit merchant attrition. While increased bank card use helps maintain our stable and recurring revenue base, we recognize that our ability to maintain strong merchant relationships is key to our continued growth. We believe that our practice of fully disclosing our pricing policies to our merchants creates goodwill. For example, in 2003, we believe we were one of the few companies that passed along to small- and medium-sized customers a reduction in debit interchange fees that resulted from the settlement of the so-called Wal-Mart lawsuit against Visa and MasterCard. We are developing a customer management interface that alerts our Relationship Managers to any problems a merchant has reported and provides them with detailed information on the merchants in their portfolio. In addition, we believe that the development of a more flexible back-end processing capability will allow us to tailor our services to the needs of our Relationship Managers and merchants, which we believe will further enhance merchant retention. The back-end processing system will also allow us to offer new services to our merchants.

Pursue Strategic Acquisitions

        Although we intend to continue to grow through the efforts of our direct sales force, we may also expand our merchant base or gain access to other target markets by acquiring complementary businesses, products or technologies, including other providers of payment processing services and, possibly, portfolios of merchant accounts. We may also consider portfolio acquisitions, especially from commercial banks, which, in an effort to focus on their core competencies, often sell or outsource their payment processing operations.

Services and Products

        As noted above, we derive the majority of our revenues from fee income relating to Visa and MasterCard payment processing, which is primarily comprised of a percentage of the dollar amount of each transaction we process, as well as a flat fee per transaction. The percentage we charge varies and depends upon several factors, including the transaction amount and whether the transaction processed is a swipe transaction or a non-swipe transaction. On average, the gross revenue we generate from processing a Visa or MasterCard transaction equals approximately $2.38 for every $100 we process. We also receive fees from American Express, Discover, Diners Club and JCB for facilitating their transactions with our merchants.

        We receive net revenues as compensation for providing bank card payment processing services to merchants, including merchant set-up and training, transaction authorization and electronic draft capture, clearing and settlement, merchant accounting, merchant support and chargeback resolution, as well as payroll services. We arrange for certain of these services, particularly merchant accounting, clearing and settlement and a majority of our authorization and electronic draft capture services, to be performed by third-party processors (primarily Vital), while we perform the remaining services in-house. In addition, we sell and rent point-of-sale devices and supplies and provide additional services to our merchants, such as gift and loyalty programs, paper check authorization and chargeback processing. These services and products are described in more detail below:

Merchant Set-up and Training

        After we establish a contract with a merchant, we create the software configuration that is downloaded to the merchant's existing, newly purchased or rented point-of-sale terminal, cash register or computer. This configuration includes the merchant identification number, which allows the merchant to accept Visa and MasterCard as well as any other bank cards, such as American Express, Discover, JCB and Diners Club, provided for in the contract. The configuration might also accommodate check verification, gift and loyalty programs and allow the terminal or computer to communicate with a pin-pad or other device. Once the download has been completed by the Relationship Manager, we conduct a training session on use of the system. We also offer our merchants flexible low-cost financing options for point-of-sale terminals, including installment sale and monthly rental programs.

Authorization and Draft Capture

        We provide electronic payment authorization and draft capture services for all major bank cards. Authorization generally involves approving a cardholder's purchase at the point of sale after verifying that the bank card is not lost or stolen and that the purchase amount is within the cardholder's credit or account limit. The electronic authorization process for a bank card transaction begins when the merchant "swipes" the card through its point-of-sale terminal and enters the dollar amount of the purchase. After capturing the data, the point-of-sale terminal transmits the authorization request through HPS Exchange or the third-party processor to the card-issuing bank for authorization. The transaction is approved or declined by the card-issuing bank and the response is transmitted back through HPS Exchange or the third-party processor to the merchant. At the end of each day, and, in certain cases, more frequently, the merchant will "batch out" a group of authorized transactions, transmitting them through us to Visa and MasterCard for payment.

        We introduced HPS Exchange, our internally developed front-end processing system, in August 2001. In 2003, 2004 and the first quarter of 2005 we processed approximately 26%, 43% and 51%, respectively, of our transactions through HPS Exchange. The remainder of our front-end processing is outsourced to third-party processors, primarily Vital, but also including First Data Merchant Services Corporation, Paymentech Network Services, Inc. and Global Payments Inc. Although we will continue to install new merchants on Vital's and other third-party processors' systems, we anticipate that the percentage of transactions that are outsourced to third-party processors will decline as we install a majority of new merchants on HPS Exchange.

Clearing and Settlement

        Clearing and settlement processes represent the "back-end" of a transaction. Once a transaction has been "batched out" for payment, the payment processor transfers the merchant data to Visa or MasterCard. This is typically referred to as "clearing". After a transaction has been cleared, the transaction is "settled" by Visa or MasterCard and the merchant is compensated for the value of the purchased goods or services. We currently outsource these clearing and settlement services to Vital. We are developing the technology necessary to perform these services internally since a majority of the data provided to merchants by back-end providers already resides in our databases. We anticipate offering these services to some of our merchants in 2005.

Merchant Accounting

        We organize our merchants' transaction data into various files for merchant accounting purposes. Merchant accounting services allow merchants to monitor sales performance, control expenses, disseminate information and track profitability through the production and distribution of detailed statements summarizing their bank card payment processing activity. We also provide exception item processing. We use this data to provide merchants with information, such as volume, discounts, fees, chargebacks, qualification levels and funds held for reserves to help them track their account activity. Merchants may access this archived information through our customer service representatives or online through our Internet-based customer service system.

Merchant Support Services

        We provide merchants with ongoing service and support for their processing needs. Customer service and support includes answering billing questions, responding to requests for supplies, resolving failed payment transactions, troubleshooting and repair of equipment, educating merchants on Visa and MasterCard compliance and assisting merchants with pricing changes and purchases of additional products and services. We maintain a toll-free help-line 24 hours a day, seven days a week, which is staffed by our customer service representatives and during 2004 answered an average of approximately 70,000 customer calls per month. The information access and retrieval capabilities of our Internet-based systems provide our customer service representatives prompt access to merchant account information and call history. This data allows them to quickly respond to inquiries relating to fees, charges and funding of accounts, as well as technical issues.

Chargeback Services

        In the event of a billing dispute between a cardholder and a merchant, we assist the merchant in investigating and resolving the dispute as quickly and accurately as possible with the bank card associations or card issuers, which determine the outcome of the dispute. In most cases, before we process a debit to a merchant's account for the chargeback, we provide the merchant with the opportunity to demonstrate to the bank card association or the card issuer that the transaction was valid. If the merchant is unable to demonstrate that the transaction was valid and the dispute is resolved by the bank card association or the card issuer in favor of the cardholder, the transaction is charged back to the merchant. We typically charge our merchants a $25 fee for each chargeback they incur. However, in 2004 we initiated a new policy in which we do not charge our merchants a fee for their first three chargebacks in a year. We believe this policy has been well received by merchants who were unhappy with their occasional chargeback fees.

Payroll Services

        Through our wholly-owned subsidiary, Heartland Payroll Company, we operate a full-service nationwide payroll processing service. Our payroll services include check printing, direct deposit and related tax payments. In addition, we offer a "Payday" card, which provides employees who do not have bank accounts with the opportunity to have their payroll deposited to a Visa debit card account. In order to improve operating efficiencies and ease-of-use for our customers and to decrease our own processing costs, we have implemented electronic and paperless payroll processing that allows an employer to submit its periodic payroll information to us via the Internet or through a personal computer-based, direct-connect option. If a customer chooses either of these online options, all reports and interactions between the employer and us can be managed electronically, eliminating the need for cumbersome paperwork. Over 42% of our payroll clients currently submit their information electronically. However, if a merchant chooses not to submit its payroll data online, it may submit such information via phone or facsimile. We recently enhanced our payroll processing service offerings by adding a time-and-attendance application, which enables employees to clock in and out using a point-of-sale terminal. This added functionality facilitates our collection of a merchant's payroll data.

Portfolio Servicing

        In 1999, we sold merchant contracts representing approximately $2.7 billion of annual processing volume to National Processing Company. Most of the merchants have been converted to its platform. However, a small percentage of the sold merchant contracts could not be converted, and so are still being serviced by us under a five-year transaction processing agreement entered into by National Processing and us in 2002, which expires in 2007. As of December 31, 2004 we were servicing approximately 400 merchants under this agreement. This agreement automatically renews for one-year terms unless the agreement is terminated and the servicing is transferred to the owner.

Sales

        The following graphic sets forth the number of Relationship Managers we employed by state as of December 31, 2004.

        We sell and market our products and services to merchants through our Relationship Managers. As of December 31, 2004, we employed 832 Relationship Managers and sales managers in 48 states. We have implemented a geographic sales model that divides the United States into 16 primary regions overseen by Regional Directors, who are primarily responsible for hiring Relationship Managers and increasing the number of installed merchants in their territory. Regional Directors may manage their territories through Division Managers and Territory Managers. Division Managers do not sell our products and services. Instead, their sole responsibility is to hire, train and manage Relationship Managers in their territory. In contrast, Territory Managers are Relationship Managers who are also responsible for hiring and training a small number of Relationship Managers in their territory. Our Relationship Managers employ a community-based strategy that involves cold calling, obtaining referrals from existing merchants and building relationships with various trade groups, banks and value-added resellers to create referral opportunities.

        Our compensation structure is designed to motivate our Relationship Managers to establish profitable long-term relationships with low-risk merchants and create a predictable and recurring revenue stream. Compensation for Relationship Managers is entirely commission-based and sales are measured in terms of the gross margin we estimate we will receive from their merchant accounts, calculated by deducting interchange fees, dues and assessments and all of our costs incurred in underwriting, processing and reviewing an account from gross processing revenues. Relationship Managers are permitted to price accounts as they deem appropriate, subject to minimum and maximum gross margin objectives. The expected volume and pricing are entered into an online margin calculator, which calculates the estimated annual gross margin on the account.

        We pay our Relationship Managers, Division Managers, Territory Managers, and Regional Directors a percentage of the gross margin we derive from the payments we process for the merchant accounts they or, in the case of Division Managers, Territory Managers and Regional Directors, the Relationship Managers in their territory generate and service. When a new merchant account is signed at an acceptable estimated gross margin level, the Relationship Manager will be paid a signing bonus equal to 50% of the first 12 months' estimated gross margin. The Relationship Manager will also receive 20% of the gross margin generated from the merchant each month, for as long as the merchant remains our customer, with 5% being paid for the Relationship Manager's continued servicing of the account, and 15% being paid for fulfulling an ongoing account relationship responsibility. For example, if a merchant account has $1,000 of estimated annual gross margin, the Relationship Manager is paid $500, the Division Manager is paid $125 and the Regional Director is paid $31.25 as a signing bonus. If the same merchant account generates $83.33 in monthly margin, the Relationship Manager would be paid $16.67, the Division Manager would be paid $4.17 and the Regional Director would be paid $1.04. In certain cases, no signing bonus will be paid, but the total residual commission is 35% of the ongoing monthly gross margin generated by such merchant. When a Relationship Manager's monthly residual commissions with respect to all merchants he or she installed exceeds $2,000, he or she will be deemed to have a vested equity interest (known as portfolio equity), and will be guaranteed the "owned" portion (all but the 5% servicing portion) of the ongoing monthly gross margin generated by such merchants for as long as the Relationship Manager's account management responsibilities are fulfilled. At the end of the first 12 months of processing for a new merchant, we compare the actual gross margin generated from that merchant with the estimated gross margin used to calculate the signing bonus. If the merchant was more profitable than expected, we increase the signing bonus amount paid to the Relationship Manager. However, if the merchant was less profitable than anticipated, the Relationship Manager must return a pro-rata portion of his or her signing bonus to us. In addition, up to 26% of any significant loss on a merchant account will be reimbursed to us by any Relationship Manager and their sales manager(s) receiving a commission with respect to such account. Relationship Managers are entitled to smaller bonuses upon their successful renewal of a merchant contract.

        In addition to our commission-based compensation structure, we use various sales contests to reward strong sales performance. The awards granted in connection with these contests include stock options and company-paid trips. Options are awarded to Regional Directors, Division Managers, Territory Managers and Relationship Managers that achieve significant, targeted growth in the realized gross margin in their territory. During the year ended December 31, 2004, our board of directors authorized and issued options to purchase an aggregate of 992,275 shares of our common stock to some of our Regional Directors, Division Managers, Territory Managers and Relationship Managers as part of these contests, or        % of our common stock on a fully diluted basis after giving effect to this offering and 62.8% of the options awarded in 2004.

Marketing

        We focus our marketing efforts on industries in which we believe our direct sales model is most effective and on merchants with certain key attributes. These attributes include owners that are typically on location, interact with customers, value a local sales presence, and who often consult with trade associations and other civic groups to make purchasing decisions. We also determine which additional markets to enter into based on the following criteria:

  •
  average potential customer revenue;

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  number of locations to be serviced;

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  underwriting risk; and

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  required technological upgrades.

        Since 1999, we have primarily focused on the hospitality industry and, in particular, independent restaurants. The number of independent restaurants to which we sell our products and services has increased from 6,360 as of December 31, 1999 to 29,363 as of December 31, 2004 and, in December 2004

the restaurant industry represented approximately 41% of our processing volume and over 55% of our transactions. In addition to restaurants, our merchant base includes brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores, and professional service providers.

        We have historically had success in marketing our products and services through relationships with key trade associations, agent banks and value-added resellers.

Trade Associations

        As of December 31, 2004, we had entered into endorsement agreements with more than 100 trade associations, the majority of which are in the hospitality industry. Of these endorsements, 27 are state restaurant associations. These associations include the Arizona, California, Florida, Minnesota, Oklahoma, Washington and Wisconsin restaurant associations, which together represent in excess of 45,000 merchants. Our agreements with trade associations typically require us to pay a small upfront fee to the association and to sponsor certain association events or advertise in their publications. In exchange for their endorsement of our products and services, upon the installation of a new merchant that is a member of their association we pay trade associations a portion of the signing bonus or residual payments that otherwise would be paid to the Relationship Manager responsible for such merchant. In some cases, we have sold association memberships to prospective merchants and our Relationship Managers have received commissions for such sales.

Agent Banks

        We have developed a sales channel within our direct sales force that services the community bank market. Many community banks find it difficult to provide their merchant servicing personnel with the training and support they need to serve their customer base and to properly assess transaction risk. As a result, some of these banks enter into arrangements with payment processors to service their merchant portfolios. We currently provide these services to over 200 community banks in the United States. In exchange for their endorsement of our products and services, upon the installation of a new merchant referred by the bank we pay the bank a portion of the signing bonus or residual payment that otherwise would be paid to the Relationship Manager responsible for such merchant.

Value-Added Resellers and Third-Party Software Providers

        In order to further market our products and services, we enter into arrangements with value-added resellers and third-party software developers. Value-added resellers typically sell complementary products and services, such as hardware and software applications and point-of-sale hardware, software and communication network services to merchants in markets similar to ours. Our agreements with value-added resellers provide that, in exchange for their endorsement of our products and services and upon the installation of a new merchant referred by them we will pay the value-added reseller a portion of the signing bonus and residual payment that otherwise would be paid to the Relationship Manager responsible for such merchant. As we continue to expand our product offerings, we intend to introduce capabilities that will allow our systems to be compatible with those of our value-added resellers and other third-party software developers and will enable them to embed our payment modules within their systems. As of December 31, 2004, we had entered into arrangements with approximately 600 value-added resellers, including agreements with many third-party developers in the hospitality industry. From time to time, we have also entered into direct alliances with original equipment manufacturers and vendors.

Relationships with Sponsors and Processors

        In order to provide payment processing services for Visa and MasterCard transactions, we must be sponsored by a financial institution that is a principal member of the Visa and MasterCard associations. The sponsor bank must register us with Visa as an Independent Sales Organization and with

MasterCard as a Member Service Provider. We also contract with third-party processors to provide critical payment processing services.

Sponsoring Bank

        We currently have an agreement with KeyBank to sponsor us for membership in the Visa and MasterCard associations. Under this agreement, KeyBank also funds our daily interchange expenses and settles bank card transactions for our merchants. Either KeyBank or we can terminate the agreement if the other party materially breaches the agreement, including non-payment of fees due for processing our monthly settlement of transactions. The agreement may also be terminated if the other party enters bankruptcy or files for bankruptcy, if either party is required to discontinue performing its services under the agreement based upon a final order of a state or federal court or regulatory body or if there is a change in the majority ownership of the other party. This initial public offering will not constitute a change in our majority ownership. KeyBank may terminate the agreement with us if we breach the by-laws and regulations of Visa or MasterCard, if either our registration or KeyBank's membership with Visa or MasterCard terminates, if any federal or state regulatory authority requests that the agreement be terminated or that KeyBank terminate its services or if applicable laws or regulations change to prevent KeyBank from performing its services under the agreement. Upon termination of the agreement for any reason, we will have 180 days to convert to another sponsor bank. Although we expect that we would be able to secure a new sponsor bank, the cost of entering into a new sponsorship agreement may be different than under our current agreement with KeyBank. We entered into the agreement with KeyBank on April 1, 1999 and it expires in 2009. Prior to March 31, 2004, FleetBoston Financial Corporation was our sponsor with respect to a small number of merchants that were using First Data Resources, Inc. as their back-end processor. This contract was terminated by us when we consolidated our processing onto the Vital system for operational efficiency, which eliminated the need for the FleetBoston sponsorship.

Third-Party Processors

        We have agreements with several third-party processors to provide to us on a non-exclusive basis payment processing and transmittal, transaction authorization and data capture services, and access to various reporting tools. These third-party processors include Vital Processing Services, First Data Resources, Inc., Paymentech Network Services, Inc. and Global Payments, Inc. Our agreements with third-party processors require us to submit a minimum monthly number of transactions or volume for processing. If we submit a number of transactions or volume that is lower than the minimum, we are required to pay them the fees that they would have received if we had submitted the required minimum number or volume of transactions. The majority of our agreements with third-party processors may be terminated by the third-party processors if we materially breach certain sections of the agreements, including our failure to pay fees due, and we do not cure the breach within 30 days, if our registration with Visa or MasterCard terminates, or if we enter bankruptcy or file for bankruptcy. Our agreement with Vital expires on March 31, 2006 and then automatically renews for consecutive one-year periods until terminated. Either Vital or we can terminate our agreement at the end of the initial term or any renewal term upon 270 days' prior written notice. Vital may terminate the agreement if we fail to make or adequately and timely provide for the payment of undisputed fees and expenses, but only if Vital gives us written notice of such failure and we fail to remedy it within 30 days after receipt of such notice. We may terminate the agreement at any time during the initial term or any renewal term by giving at least 270 days' prior written notice to Vital and by paying a termination fee.

Our Merchant Base

        We have a diverse merchant base. As of March 31, 2005, we provided payment processing services to approximately 94,000 active small- and medium-sized merchant locations across the United States. We consider merchants that generate annual Visa and MasterCard processing volume between $50,000 and $5,000,000 to be small- and medium-sized merchants. While restaurants represent a significant portion of our merchant base, we also provide payment processing services to a wide variety of merchants, primarily those merchants whose typical customer is present when using a bank card to pay for products or services.

Processing Volume by Merchant Category

        No single merchant accounted for more than 0.3% of our total processing volume in 2004, and during 2004, our top 25 merchants represented only 2.9% of our processing volume and 2.5% of our gross processing revenue. In December 2004, merchants in California represented 15.3%, in New York represented 7.2% and in Florida represented 5.2% of our total processing volume. Our geographic concentration tends to reflect the states with the highest economic activity, including California, New York, Florida and Texas, as well as certain states where we have historically maintained a stronger sales force, including North Carolina and Minnesota. This merchant and geographic diversification makes us less sensitive to changing economic conditions in the industries or regions in which our merchants operate. We believe that the loss of any single merchant would not have a material adverse effect on our financial condition or results of operations.

        Generally, our agreements with merchants are for three years and automatically renew for additional one-year periods unless otherwise terminated. Our sponsoring bank is also a party to these agreements. The merchants are obligated to pay for all chargebacks, fines, assessments, and fees associated with their account, and in some cases, annual fees. Our sponsoring bank may terminate a merchant agreement for any reason on 30 days' notice, and the merchant may terminate the agreement at any time without notice, subject to the payment of any applicable early termination fees. Typically, the agreement may also be terminated immediately upon a breach by the merchant of any of its terms. The agreement may not be assigned by the merchant without the prior written consent of the sponsoring bank and us.

Risk Management

        We believe that we have significant experience in assessing the risks associated with providing payment processing services to small- and medium-sized merchants. These risks include the limited operating history of many of the small- and medium-sized merchants we serve and the risk that these merchants could be subject to a higher rate of insolvency, which could adversely affect us financially. We apply varying levels of scrutiny in our application evaluation and underwriting of prospective merchant accounts, ranging from basic due diligence for merchants with a low risk profile to a more thorough and detailed review for higher risk merchants.

        Merchant attrition is expected in the payment processing industry in the ordinary course of business. During 2003 and 2004 we experienced an average monthly attrition of less than 1% of our total processing volume. Much of our attrition is related to business closures.

        As a result of our exposure to potential liability for merchant fraud, chargebacks, reject and other losses created by our merchant services business, we view our risk management and fraud avoidance practices as integral to our operations and overall success. We believe that the risks associated with our merchant base are generally not significant as our merchants consist primarily of companies conducting card-present transactions and whose chargeback levels are generally not significant as a percentage of their sales volume. As a result of their low risk profile, we can employ underwriting and set-up procedures that are less extensive than if these merchants had higher risk profiles and can typically ensure that these merchants will be approved and set up on our systems within 24 hours of our receiving their application.

        As of December 31, 2004, we had a staff of 61 employees dedicated to our risk management operations, which encompasses underwriting new accounts, monitoring and investigating merchant account activity for suspicious transactions or trends and avoiding or recovering losses. Effective risk management helps us minimize merchant losses for the mutual benefit of our merchants and ourselves. Our risk management procedures also help protect us from fraud perpetrated by our merchants. We believe our knowledge and experience in dealing with attempted fraud has resulted in our development and implementation of effective risk management and fraud prevention systems and procedures. In 2003 and 2004, we experienced losses of less than 0.40 basis points of our processing volume, which increased to 0.44 basis points in the first quarter of 2005.

        We employ the following systems and procedures to minimize our exposure to merchant and transaction fraud:

Underwriting

        Our Relationship Managers send new applications to our underwriting department for review and screening. Our underwriting department's review of these applications serves as the basis for our decision whether to accept or reject a merchant account. The review also provides the criteria for establishing cash deposit or letter of credit requirements, processing limits, average transaction amounts and pricing, which assist us in monitoring merchant transactions for those accounts that exceed those pre-determined thresholds. The criteria set by our underwriting department also assist our risk management staff in advising merchants with respect to identifying and avoiding fraudulent transactions. Depending upon their experience level, our underwriting staff has the authority to render judgment on new applications or to take additional actions such as adjusting processing limits, average charge per transaction or cash deposit/letter of credit requirements for new and existing merchants. Our underwriting department reports to our credit committee, consisting of our Chief Financial Officer, Chief Services Officer, Director of Policy and Audit and Director of Loss Prevention. Approval of a merchant by the credit committee is required for all higher risk merchant accounts, and our Chief Financial Officer reviews all accounts with processing volume that exceed certain thresholds.

Merchant Monitoring

        We employ several levels of merchant account monitoring to help us identify suspicious transactions and trends. Daily merchant activity is obtained from two internet-based systems, HPS Exchange (where the information is downloaded from HPS Exchange to our monitoring systems) and Vital (where the information is downloaded from our third-party processors onto Vital's risk system and then accessed by us on the Internet), and is sorted into a number of customized reports by our systems. Our risk management team reviews any unusual activity highlighted by these reports, such as larger than normal transactions or credits, and monitors other parameters that are helpful in identifying suspicious activity. We have a daily window of 10:00 a.m. to 6:00 p.m. Eastern time to decide if any transactions should be held for further review, which provides us time to interview a merchant or issuing bank to determine the validity of suspicious transactions. We have also developed a fraud management system for HPS Exchange that is fully integrated with our internal customer relationship management software and has detailed review capabilities to further streamline our monitoring of those transactions.

Investigation and Loss Prevention

        If a merchant exceeds any parameters established by our underwriting and/or risk management staff or violates regulations established by the applicable bank card association or the terms of our agreement with the merchant, one of our investigators will identify the incident and take appropriate action to reduce our exposure to loss and the exposure of our merchant. This action may include requesting additional transaction information, instructing a third party to retrieve, withhold or divert funds, verifying delivery of merchandise or even deactivating the merchant account.

Collateral

        We require some of our merchants to establish cash deposits or letters of credit that we use to offset against liabilities we may incur. We hold such cash deposits or letters of credit for as long as we are exposed to a loss resulting from a merchant's payment processing activity. As of December 31, 2004, these cash deposits and letters of credit totaled approximately $3.8 million. In addition, we maintain a 5-day delayed deposit policy on transactions processed by most of our Internet merchants to allow for additional risk monitoring.

Technology

        We have developed a number of Internet-based systems that are designed to improve the effectiveness of our sales force, customer service and the management of our business. In 2002, 2003 and 2004 we spent $1,105,774, $753,467 and $1,390,237, respectively, on capitalized software development costs. Each of the following systems is available through www.e-hps.com and is being constantly updated, with new releases of software scheduled every six weeks:

Portfolio Manager

        Portfolio Manager is designed to allow each of our Relationship Managers to manage many aspects of his or her business, including portfolio monitoring and management, compensation review, training and professional development and the ability to communicate with others within our company. Portfolio Manager consists of a set of merchant relationship management tools. These tools include detailed merchant data, such as historical processing volume, updates on merchant contracts that will soon expire, losses, merchants who may have attrited and data that can be used by our Relationship Managers to assist merchants in understanding interchange fee structures and the risks associated with certain types of transactions. Portfolio Manager also includes an estimated gross margin calculator and a merchant profitability analysis that allows Relationship Managers to optimize gross margin generated from a new merchant account. In addition, Portfolio Manager provides our Relationship Managers with the ability to view their residual commission stream from their merchant portfolio, track their productivity and compare their sales statistics with those of other Relationship Managers.

Merchant Center

        Merchant Center is designed to improve our merchants' efficiency, cash management and dispute resolution by providing them with real-time access to their transaction data, including clearinghouse records, deposits and transactions. We offer Merchant Center as a fee-based data enhancement tool that can replace paper merchant statements and provide automated customer self-service. Over 17% of our merchants, as of December 31, 2004, had signed up for this product. Merchant Center also provides similar information tools to our strategic relationships, such as trade associations, banks and value-added resellers.

Merchant Manager

        Information regarding all of our interactions with our merchants and all of their documents and transaction records are immediately available to our customer service department and management through Merchant Manager. Each new account is entered into this database during the initial application and underwriting process, and all documents regarding a merchant are scanned into the database. Subsequently, all of a merchant's transactions and statements, and records of all calls to our customer service representatives as well as their resolution are maintained in the database. Merchant Manager is also the tool by which we make any pricing adjustments and manage any equipment-related transactions. We believe that integrating many of our customer management tools into one database provides all of our employees with the same information regarding a merchant, which enables us to provide consistent, rapid problem resolution and optimal customer service. We also believe that reliance on the system has allowed considerable productivity gains in recent years.

HPS Exchange

        Our front-end system, HPS Exchange, provides us greater control of the electronic transaction process, allows us to offer our merchants (through our Relationship Managers) a differentiated product offering, and offers economies of scale that we expect will increase our long-term profitability. As of December 31, 2004, approximately 49% of our merchants used HPS Exchange, and nearly 58% of all merchant accounts established in 2004 were placed on the system. When a merchant uses HPS Exchange on certain hardware platforms, including the Ingenico 510 and Hypercom T-7 series point-of-sale processing terminals, the resulting authorization speed can be six seconds or less, which we believe is faster than industry norms for comparable terminals. This increased speed not only benefits the merchant but also reduces the telecommunications costs we incur in connection with a transaction.

        HPS Exchange enables us to provide more customized solutions to small- and medium-size merchants, target larger merchants that demand customized front-end solutions and take advantage of new terminal hardware platforms as they become available. HPS Exchange is customized for each merchant and allows us to provide our merchants with differentiating value-added features, including the following:

  •
  Merchant/Cardholder Selected Debit or Credit. Merchants have the ability to convert a Visa Check or Master Money card to a pin-based debit transaction, which is typically less expensive for the merchant.

  •
  Electronic Receipt Capture. Electronic Receipt Capture enables certain merchant terminals to capture a cardholder's receipt and signature electronically and to display and print the receipt on demand. In particular, this feature adds value to merchants with high-ticket items, since they are more susceptible to losses from customer disputes.

  •
  Real-Time Transaction Monitoring. Using their personal computers, merchants can observe open batches of payment transactions at any of their locations, allowing early detection of problem transactions, such as abnormally large tickets or credits, and changes in business volume.

  •
  Cash Back on Debit. Merchants have the ability to offer a cash-back option to their customers for pin-based debit transactions.

  •
  Cardholder Name Capture. Cardholder Name Capture captures the cardholder's name in a settlement transaction database. The cardholder's name is then available for reporting back to the merchant when necessary for draft retrieval requests, chargeback notifications and to provide additional information regarding transactions that do not qualify for the lowest rates offered by Visa and MasterCard.

  •
  Logo on Receipt. The Logo on Receipt feature imports merchant logos onto a merchant's receipt.

  •
  On-line Download Maintenance. On-line Download Maintenance is an Internet interface to a merchant's point-of-sale terminal download system that allows a merchant to change the parameters that control how its point-of-sale terminal functions as opposed to having to call a service center to request such changes. This enables a merchant to more easily change its receipt message each day and assists a merchant in preventing employee fraud by setting parameters that restrict the actions that can be taken by various employees.

        We currently have patent applications pending with the United States Patent and Trademark Office for our Real-Time Transaction Monitoring and On-line Download Maintenance value-added features.

        While we will continue to utilize third-party front-end systems, we plan to continue incorporating additional functionality into HPS Exchange and to install an increasing percentage of new merchants onto HPS Exchange.

        We believe that we are one of the first payment processors to develop all of our systems using a distributed application architecture, often referred to as "client-server" systems, which offers significant benefits to us in terms of cost, data manipulation and distribution, flexibility and scalability. We further believe that these systems help attract both new merchants and Relationship Managers and provide us with a competitive advantage over many of our competitors who rely on less flexible legacy systems.

Network Security

        In the course of our operations, we solicit, compile and maintain a large database of information relating to our merchants and their transactions. We place significant emphasis on maintaining a high level of security in order to protect the information of our merchants and their customers. We maintain current updates of network and operating system security releases and virus definitions, and have engaged a third party to regularly test our systems for vulnerability to unauthorized access.

        Our internal network configuration provides multiple layers of security to isolate our databases from unauthorized access and implements detailed security rules to limit access to all critical systems. In response to potential security problems with payment processors' systems, Visa and MasterCard recently implemented new audit procedures to highlight and repair any security weaknesses in payment processors' systems. In November 2003, we were certified by Visa as having successfully completed their Cardholder Information Security Program (CISP) review of our payment processing and Internet-based reporting systems, and that certification was reconfirmed in January, 2005. We have engaged auditors to perform an annual SAS-70 review of the integrity of our systems. In addition, we have commissioned a TG-3 audit of PIN security procedures and undertaken an independent Cyber-Risk Assessment. Application components communicate using sophisticated security protocols and are directly accessible by a limited number of employees on a need-only basis. Our operations and customer support systems are located at our facilities in Jeffersonville, Indiana.

Disaster Recovery and Back-up Systems

        We have implemented a disaster recovery plan for HPS Exchange to ensure business connectivity in the event of a system failure. As part of this plan, we have established an alternate processing site in Houston, Texas that has the same functionality as our AT&T co-location facility in Allen, Texas. In the event of a failure at our Allen site, we would switch our processing immediately to the Houston site.

        We also rely on connections to the systems of our third-party front-end and back-end processing providers. In many cases, they have installed or developed communications circuits with backup connectivity to overcome telecommunications problems. In addition, our service center has installed redundant power sources and our administrative systems are backed up and archived daily.

Competition

        The payment processing industry is highly competitive. We compete with other providers of payment processing services on the basis of the following factors:

  •
  quality of service;

  •
  reliability of service;

  •
  ability to evaluate, undertake and manage risk;

  •
  speed in approving merchant applications; and

  •
  price.

        We compete with both small and large companies in providing payment processing and related services to a wide range of merchants. Our competitors sell their services either through a direct sales force, generally concentrating on larger accounts, through Independent Sales Organizations or banks, generally concentrating on smaller accounts, or through telemarketers.

        There are a number of large payment processors, including First Data Merchant Services Corporation, National Processing, Inc., a subsidiary of Bank of America Corporation, Global Payments Inc. and NOVA Information Systems, Inc., a subsidiary of U.S. Bancorp, that serve a broad market spectrum from large to small merchants and provide banking, ATM and other payment-related services and systems in addition to bank card payment processing. There are also a large number of smaller payment processors that provide various services to small- and medium-sized merchants.

        Some of our competitors have substantially greater capital resources than we have and operate as subsidiaries of financial institutions or bank holding companies, which may allow them on a consolidated basis to own and conduct depository and other banking activities that we do not have the regulatory authority to own or conduct. Since they are affiliated with financial institutions or banks, these competitors do not incur the costs associated with being sponsored by a bank for registration with card associations and they can settle transactions quickly for their own merchants. We do not, however, currently contemplate acquiring or merging with a financial institution in order to increase our competitiveness. We believe that our specific direct sales focus on small- and medium-size merchants, in addition to our understanding of the needs and risks associated with providing payment processing services to those merchants, gives us a competitive advantage over larger competitors, which do not have our focus, and over competitors of a similar or smaller size that may lack our experience and sales resources.

Employees

        As of December 31, 2004, we employed 1,299 full- and part-time personnel, including 323 customer service, risk management, financial and operations support and underwriting employees, 52 systems and technology employees, 29 payroll services employees, 52 accounting and administration employees and 843 sales and marketing employees. None of our employees are represented by a labor union, and we have experienced no work stoppages. We consider our employee relations to be good.

Properties

        Our principal executive offices are located in approximately 5,000 square feet of leased office space on Hulfish Street in Princeton, New Jersey. This lease expires on September 30, 2007. We also lease approximately 10,000 square feet of office space in Cleveland, Ohio under a lease that expires on June 30, 2009, 5,000 square feet in Scottsdale, Arizona under a lease that expires on October 31, 2006, 50,000 square feet in Jeffersonville, Indiana under a lease that expires on April 30, 2009, and 10,000 square feet in Frisco, Texas under a lease that expires on October 31, 2008. In September 2004, we leased approximately 9,300 square feet of office space on Nassau Street in Princeton under a lease that expires in 2013. We believe that these facilities are adequate for our current operations and, if necessary, can be replaced with little disruption to our company. Each of these leases, other than the original Princeton lease (Hulfish Street) and the Frisco lease, is renewable.

Legal Proceedings

        In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

        We own trademarks for Heartland Payday, Heartland Payment Systems and HPS Exchange and have trademark applications pending for Hlearning, HPS, Instalert, Instaview, Netselect, Online Merchant, Passport and Secure Exchange. We have agreed with Heartland Bank and Heartland Card Company that we will not license or contractually permit any third party to use the name "Heartland" in connection with any financial services business in the State of Missouri. In addition, we currently have two patent applications pending with the United States Patent and Trademark Office. One of our patent applications is related to programming and downloading data to, and viewing activity at, card terminals from remote locations via the Internet. The other patent application relates to our Real-Time Transaction Monitoring and On-Line Download Maintenance value-added features and provides a system and method of aggregating multiple transactions over a networked-based electronic payment transaction processing system. The present applications seek a business process or business method patent and we are not aware of any challenges to either application. Most of our services and products are based on proprietary software that is updated to meet merchant needs and remain competitive. Protecting our rights to our proprietary software and the patents related to them is critical, as it allows us to offer distinctive services and products to merchants, which differentiates us from our competitors.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of December 31, 2004.

Name	Age	Position
Robert O. Carr	59	Chairman of the Board and Chief Executive Officer
Robert H.B. Baldwin, Jr.	50	Chief Financial Officer and Secretary
Michael C. Hammer	50	Chief Marketing Officer
David L. Morris	58	Chief Services Officer
Thomas M. Sheridan	59	Executive Director
Brooks L. Terrell	41	Chief Technology Officer
Scott L. Bok	45	Director
Mitchell L. Hollin	42	Director
Robert H. Niehaus	49	Director
Marc J. Ostro	54	Director
Jonathan J. Palmer	61	Director
George F. Raymond	68	Director

Robert O. Carr has served as Chairman of our board of directors and as our Chief Executive Officer since our inception in October 2000. Mr. Carr had been Chairman of the Members' Committee and Chief Executive Officer of our predecessor, Heartland Payment Systems LLC, from March 1997 to October 2000 when the merger of Heartland Payment Systems LLC into our company became effective. Mr. Carr co-founded Heartland Payment Systems LLC with Heartland Bank in March 1997. Mr. Carr joined Heartland Payment Systems LLC after selling his interest in Credit Card Software Systems, Inc., an Independent Sales Organization he founded in 1987, specializing in the travel and entertainment industry. Mr. Carr received a B.S. and M.S. in mathematics and computer science from the University of Illinois.

Robert H.B. Baldwin, Jr. has served as our Chief Financial Officer and Secretary since our inception in October 2000. Mr. Baldwin had been Chief Financial Officer and Secretary of our predecessor, Heartland Payment Systems LLC, from May 2000 to October 2000. From July 1998 to May 2000, Mr. Baldwin served as the Chief Financial Officer of COMFORCE Corp., a publicly-traded staffing company. From 1985 through July 1998, Mr. Baldwin was a Managing Director in Smith Barney's Financial Institutions advisory business and from 1980 to 1985, he was a Vice President with Citicorp. Mr. Baldwin received a B.A. in history from Princeton University, and received an M.B.A. from Stanford University.

Michael C. Hammer has served as our Chief Marketing Officer since our inception in October 2000. In October 1998, Mr. Hammer joined our predecessor, Heartland Payment Systems LLC, as Chief Marketing Officer and remained in that position until October 2000 when the merger of Heartland Payment Systems LLC into our company became effective. From 1995 to 1998, he served as Senior Vice President of Sales for Deluxe Corporation, a payment systems provider. Mr. Hammer was formerly a member of the Sales Executives Group of The Advisory Board, a Washington, D.C. based organization that brings together sales executives from across corporate America. Mr. Hammer received a B.A. in English from San Jose State University.

David L. Morris has served as our Chief Services Officer since August 2001 and manages our service center located in Jeffersonville, Indiana. From May 1999 to August 2001, he managed our St. Louis operations center. Mr. Morris provided consulting services related to back office operating procedures from January 1999 through May 1999. He was the Senior Vice President for the First Data Merchant Services Service Centers, an electronic payment solutions provider, in Coral Springs, Florida and

Nashville, Tennessee from October 1996 to December 1998. Mr. Morris owned and operated a consulting firm, Morris and Associates, Inc., and prior to that managed the Bill Payment business unit for BuyPass, a security and payment services provider, in Atlanta, Georgia. Prior to such time, Mr. Morris managed Bank Operations for Georgia Federal Bank. In addition, he served as a consultant for Financial Earnings Group, a management consulting company, and served as a Vice President with the First National Bank of Atlanta. In June 2004, Mr. Morris was appointed to the MasterCard Acquirer Working Group. Mr. Morris received a B.S. in Urban Administration from Georgia State University in 1977, and received a Certificate of Graduation in June 1984 from the Louisiana State University School of Banking.

Thomas M. Sheridan has served as our Executive Director since December 2004. From 1999 to December, 2004, Mr. Sheridan was Senior Vice President at Nova Information Systems, the payments processing division of US Bancorp, and was responsible for Pricing and Portfolio Management. From 1997 to 1999, Mr. Sheridan was Vice President, Credit, Security and Settlement Operations, at PMT Services, which was acquired by Nova in 1999. From 1991 to 1997, Mr. Sheridan consulted for a number of companies in the payments industry, specializing in acquisitions, integration and portfolio management. From 1989 to 1991, he was Chief Financial Officer for National Data Corporation's payments division, now called Global Payments. Prior to such time, he was a Vice President at First Interstate Bank, a Senior Vice President in Citibank's credit card operations, and in the finance department of Abbott Laboratories, a health care company. Mr. Sheridan received a B.S. degree in Chemical Engineering from the University of Illinois and an M.B.A. in Finance from Northwestern University.

Brooks L. Terrell has served as our Chief Technology Officer since our inception in October 2000. Mr. Terrell served as the Executive Vice President of Information Technology of our predecessor, Heartland Payment Systems LLC, from January 1997 to October 2000 when the merger of Heartland Payment Systems LLC into our company became effective. In 1992, he began an independent consulting business providing development and implementation services in the electronic payments industry. From 1986 to 1992, he was Software Development Manager with LeRoux, Pitts and Assocates Inc., a software company specializing in electronic payments. Mr. Terrell received a B.A. in Religion and Greek from Baylor University in 1984.

Scott L. Bok has served as one of our directors since October 2001. Mr. Bok has served as the U.S. President of Greenhill & Co., Inc., an investment banking firm, since January 2004 and as a member of Greenhill & Co.'s Management Committee since its formation in January 2004. Greenhill & Co., Inc. is an affiliate of Greenhill Capital Partners, L.P. and its affiliated funds which collectively owned approximately 31.0% of our outstanding common stock as of December 31, 2004. Mr. Bok is also a member of the Investment Committee of Greenhill Capital Partners, LLC. In addition, Mr. Bok has been a director of Greenhill & Co., Inc. since March 2004. From 2001 until the formation of Greenhill & Co.'s Management Committee, Mr. Bok participated on the two-person administrative committee responsible for managing Greenhill's operations. Mr. Bok also serves as a Senior Member of GCP 2000, LLC and a Senior Member of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, LLC. Mr. Bok joined Greenhill & Co. as a Managing Director in February 1997. Before joining Greenhill & Co., Mr. Bok was a managing director in the mergers, acquisitions and restructuring department of Morgan Stanley & Co., where he worked from 1986 to 1997, based in New York and London. From 1984 to 1986, Mr. Bok practiced mergers and acquisitions and securities law in New York with Wachtell, Lipton, Rosen & Katz. Mr. Bok is a member of the board of directors of various private companies. Mr. Bok received a B.S. in Economics from the University of Pennsylvania's Wharton School and a J.D. from the University of Pennsylvania Law School.

Mitchell L. Hollin has served as one of our directors since October 2001. Mr. Hollin is a Partner of LLR Capital, L.P., which is the general partner of LLR Equity Partners, L.P., an independent private equity firm, which he joined in August 2000. LLR Equity Partners, L.P. and its affiliated fund owned approximately 18.6% of our outstanding common stock as of December 31, 2004. Mr. Hollin also serves on the Investment Committee of LLR Equity Partners, L.P. From 1994 until joining LLR Capital, L.P., Mr. Hollin was a founder and Managing Director of Advanta Partners LP, a private equity firm affiliated with Advanta Corporation. Prior to his involvement with Advanta Partners LP, Mr. Hollin was a Vice President at Cedar Point Partners LP, a middle market buyout firm and before that an Associate at Patricof & Co. Ventures, Inc., an international venture capital firm. Mr. Hollin received a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania.

Robert H. Niehaus has served as one of our directors since October 2001. Mr. Niehaus is a Managing Director of Greenhill & Co., Inc. and serves as the Chairman and a Senior Member of GCP 2000, LLC and the Chairman and a Senior Member of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners. Greenhill Capital Partners and its affiliated funds owned approximately 31.0% of our outstanding common stock as of December 31, 2004. Mr. Niehaus has been a member of Greenhill & Co.'s Management Committee since its formation in January 2004. Mr. Niehaus joined Greenhill & Co. in January 2000 as a Managing Director to begin the formation of Greenhill Capital Partners. Prior to joining Greenhill & Co., Mr. Niehaus spent 17 years at Morgan Stanley & Co., where he was a managing director in the merchant banking department from 1990 to 1999. Mr. Niehaus was vice chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992 to 1999, and was vice chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994 to 1999. Mr. Niehaus was also the chief operating officer of Morgan Stanley's merchant banking department from 1996 to 1998. Mr. Niehaus is a director of American Italian Pasta Company, a producer and marketer of dry pasta in North America, Global Signal Inc., a company that owns and manages wireless communications towers and other communications sites, and various private companies. Mr. Niehaus received a B.A. in International Affairs from the Woodrow Wilson School at Princeton University and an M.B.A. from the Harvard Business School.

Marc J. Ostro, Ph.D. has served as one of our directors since October 2002. Dr. Ostro has been a partner at TL Ventures, L.P., a Pennsylvania-based venture capital firm, since January 2002. Immediately prior to that, Dr. Ostro was a private consultant to the biotechnology industry since May 2000. From November 1997 to May 2000, he was Senior Managing Director and Group Leader for KPMG Life Science Corporate Finance (Mergers and Acquisitions). In 1981, Dr. Ostro co-founded The Liposome Company, a biotechnology company. Dr. Ostro received a B.S. in biology from Lehigh University, a Ph.D. in biochemistry from Syracuse University, and was a postdoctoral fellow and assistant professor at the University of Illinois Medical School. Dr. Ostro also currently serves as a director of Barrier Therapeutics, Inc.

Jonathan J. Palmer has served as one of our directors since November 2003. Since September 2004, Mr. Palmer has served as the Chief Executive Officer of Lucid Security, Inc., an innovator of intrusion prevention software. From 1999 to October 2003, Mr. Palmer served as President and Chief Executive Officer of Vital Processing Services. From 1996 to 1999, he served as President and CEO of Wellspring Resources, an outsourced benefits administrator. From 1990 to 1996, Mr. Palmer was the Chief Retail Banking and Technology Executive at Barnett Banks, where he created Barnett Technologies, an outsourced services firm offering a wide range of back office functions for banks. Prior to such time, he was an Executive Vice President with Shearson Lehman Brothers, and held a number of roles at Fidelity Bank in Philadelphia, succeeding to Vice Chairman in the late 1980s. Mr. Palmer received a B.A. in Applied Mathematics from LaSalle University, and an M.B.A. from the Wharton School of the University of Pennsylvania.

George F. Raymond has served as one of our directors since March 2004. Mr. Raymond has served as President of Buckland Corporation, a consulting company to the information technology industry, since 1989. Previously, Mr. Raymond was Chief Executive Officer of Automatic Business Centers, Inc., a payroll processing company he founded in 1972 and sold to Automatic Data Processing Corporation in

1989. Mr. Raymond is a director of BMC Software, Inc., a provider of business management software, DocuCorp International, Inc., an enterprise-wide software provider, Analytical Graphics, Inc., a software solutions provider, and Emtec Inc., a systems integrator. Mr Raymond received a B.B.A. in accounting from the University of Massachusetts and qualified as a C.P.A. in Pennsylvania.

Composition of The Board.

        Our amended and restated certificate of incorporation currently authorizes our board of directors to determine the number of directors on our board. We currently have 7 directors, each of whom shall be elected annually.

Committees of The Board of Directors

        Our board of directors has an audit committee, a compensation committee and a nominating/corporate governance committee.

        Our audit committee is solely responsible for the appointment of and reviewing fee arrangements with our independent accountants, and approving any non-audit services by our independent accountants. Our audit committee reviews and monitors our internal accounting procedures and reviews the scope and results of the annual audit and other services provided by our independent accountants. Our audit committee currently consists of Messrs. Ostro, Palmer and Raymond, each of whom is an independent director under Rule 10A-3 under the Exchange Act, and is chaired by Mr. Raymond. We believe that each of the members of the audit committee is financially sophisticated and is able to read and understand our consolidated financial statements. Our board of directors has determined that Mr. Raymond is an audit committee "financial expert" as defined under the regulations of the Exchange Act.

        Our compensation committee is primarily responsible for reviewing and approving the compensation and benefits of our executive officers and directors; evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives; administering our employee benefit plans and making recommendations to our board of directors regarding these matters; and for administering our equity compensation plans. Our compensation committee currently consists of Messrs. Hollin, Niehaus and Palmer, each of whom is an independent director.

        Our nominating/corporate governance committee makes recommendations to the board of directors concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). The nominating/corporate governance committee will consider nominees for directors nominated by stockholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. This committee is also charged with shaping corporate governance policies and codes of ethical and legal conduct, and monitoring compliance with such policies. Our governance/nominating committee currently consists of Messrs. Bok, Ostro and Raymond, each of whom is an independent director.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. No member of our compensation committee has ever been an officer or employee of ours. There are no family relationships among any of our directors or executive officers.

Director Compensation

        Members of our board of directors who are not our employees, receive annual retainers of $10,000, or $15,000 if they chair a committee, in addition to $1,000 for each board meeting attended in person and $500 for each committee meeting attended in person. They are also reimbursed for their out-of-pocket expenses related to their service on our board of directors.

        Any new non-employee director who has not been in our prior employ will receive an initial option to purchase 10,000 shares of our common stock on the date such individual joins the board of directors. These options will vest over a period of two years. In addition, beginning on the date of the third annual stockholders meeting held after a non-employee board member joins the board of directors, such board member will automatically be granted a vested option to purchase 5,000 shares of our common stock. See "Management—Employee Benefit Plans—Heartland Payment Systems, Inc. 2004 Stock Incentive Plan."

Compensation of Executive Officers and Other Information

        The following table shows the cash compensation paid or to be paid by us, and certain other compensation paid or accrued, during the fiscal year ended December 31, 2004 to our Chief Executive Officer and each of our five other most highly compensated executive officers, together the "Named Executive Officers."

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options(#)(1)
Robert O. Carr Chairman and Chief Executive Officer	2004	$368,250	$100,000	—
Martin J. Uhle(2) President and Chief Operating Officer	2004	$320,150	$—	—
Robert H.B. Baldwin, Jr. Chief Financial Officer	2004	$247,939	$85,000	45,000
Michael C. Hammer Chief Marketing Officer	2004	$202,895	$75,000	35,000
Brooks L. Terrell Chief Technology Officer	2004	$221,285	$75,000	35,000
David L. Morris Chief Services Officer	2004	$182,572	$63,000	15,000

(1)
The information indicated is for options granted in 2005 based on 2004 performance. The information in the immediately following table is for options granted in 2004 based on 2003 performance.

(2)
Mr. Uhle resigned as of September 30, 2004. In addition to his salary, Mr. Uhle received $123,932 in reimbursed relocation expenses as part of his severance agreement.

Option Grants In Last Fiscal Year

        The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2004 to the Named Executive Officers.

					Potential Realizable Value At Assumed Annual Rates Of Stock Appreciation For Option Term
	Number Of Securities Underlying Options Granted(#)	Percentage Of Total Options Granted To Employees In Fiscal Year
Name			Exercise Price (per share)	Expiration Date
					5%	10%
Martin J. Uhle(1)	45,000	2.86%	$12.50	1/15/2009	$57,433	$72,473
Robert H.B. Baldwin, Jr.	45,000	2.86%	$12.50	1/15/2009	$57,433	$72,473
Michael C. Hammer	35,000	2.22%	$12.50	1/15/2009	$44,670	$56,368
Brooks L. Terrell	35,000	2.22%	$12.50	1/15/2009	$44,670	$56,368
David L. Morris	15,625	0.95%	$12.50	1/15/2009	$19,942	$25,164

(1)
Mr. Uhle resigned as of September 30, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table summarizes the value of the options exercised in fiscal 2004 and the value of unexercised options held by the Named Executive Officers as of December 31, 2004. The value of unexercised, in-the-money options at fiscal year end is calculated using the difference between the option exercise price and the estimated fair value at December 31, 2004, which has been deemed to be $18.55 per share, multiplied by the number of shares underlying the option. An option is in-the-money if the fair value of the common stock subject to the option is greater than the exercise price. The assumed initial public offering price of $            per share (the midpoint of the range on the cover of this prospectus) is higher than the estimated fair value at fiscal year end and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Options At Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The- Money Options At Fiscal Year-End ($) Exercisable/ Unexercisable
Robert O. Carr	—	—	175,000/125,000	$1,183,750/756,250
Martin J. Uhle(1)	57,000	$449,850	0/0	$0/0
Robert H.B. Baldwin, Jr.	136,000	$1,034,000	211,250/33,750	$1,778,063/204,188
Michael C. Hammer	—	—	44,750/26,250	$360,738/158,813
Brooks L. Terrell	—	—	44,750/26,250	$360,738/158,813
David L. Morris	—	—	5,910/11,250	$39,593/68,063

(1)
Mr. Uhle resigned as of September 30, 2004 and exercised options to purchase 57,000 shares of common stock on October 25, 2004.

Change in Control Arrangements

        Each of Robert O. Carr, Robert H.B. Baldwin, Jr., Michael C. Hammer and Brooks L. Terrell entered into an employee confidential information and noncompetition agreement with us in November 2001, which provides that in the event they are terminated by us for other than cause or disability, they will be entitled to receive severance pay in an amount equal to the base salary for a twelve month period that would have been paid to them plus medical benefits for 12 months. In addition, if any of them are terminated other than for cause or their employment with us is terminated due to their death, they shall also be entitled to receive a pro rata portion of any bonus that they would have been entitled to receive for the fiscal quarter in which they are terminated as if they had been employed by us for all of such quarter or, if their bonus was payable on an annual rather than a quarterly basis, then their pro rata portion of such bonus shall be computed based on the number of days they were employed by us during such year.

        In addition, in December 2002, Mr. Baldwin entered into a supplement to his employee confidential information and noncompetition agreements. The supplement provides that (i) in the event a material change occurs within 24 months of a change in control of our company or (ii) Robert O. Carr is no longer our chief executive officer and there is a change in his place of business that is more than 50 miles from our present principal offices, which is deemed to be a relocation, and (iii) Mr. Baldwin elects within three months following such material change or relocation to terminate his employment with us, his employment shall be deemed to have been terminated by us other than for cause and he shall be entitled to be paid severance and a bonus payment in accordance with the terms described above. A change of control is defined as any event where a person or persons, other than the then-current holders of our common stock, has the right to elect, appoint or designate a majority of our board of directors, regardless of whether such event occurs as a result of the sale, conversion or redemption of any of our securities or any contractual obligation of ours and our stockholders. A material change is defined as a material adverse change in Mr. Baldwin's duties, responsibilities or authority or the assignment to him of any duties, responsibilities or authority which are inconsistent with his status or position or a material decrease in his base salary, other than any decrease that is effective for all of our officers and does not disproportionately affect Mr. Baldwin.

Employee Benefit Plans

Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan

        Introduction.    Our Board of Directors adopted the Amended and Restated 2000 Equity Incentive Plan on July 29, 2003, and our stockholders approved the 2000 Plan on that same date.

        Share Reserve.    We have authorized 5,000,000 shares of our common stock for issuance under the 2000 Plan.

        Eligibility.    Employees, officers, directors, and consultants of our company or our subsidiaries are eligible to participate in the 2000 Plan. However, only employees may be granted "incentive stock options."

        Administration.    The 2000 Plan is currently administered by our compensation committee. Our compensation committee determines, among other things, which eligible persons are to receive awards, the number of shares of our common stock subject to each award, the exercise schedule for each option and each stock appreciation right, the vesting schedule for each share of common stock, and the other terms and conditions of each award, consistent with the provisions of the 2000 Plan. The terms and conditions of each award shall be set forth in a written award agreement with the recipient.

        Options.    Options granted under the 2000 Plan may be either "incentive stock options," which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Code, or "non-qualified stock options." The holder of an option granted under the 2000 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 2000 Plan may become exercisable based on the recipient's continued employment or service or the achievement of performance or other goals and objectives. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, by delivery of a full-recourse, interest-bearing promissory note, or by such other method as the compensation committee may establish. Options granted under the 2000 Plan generally may be transferred only by will or by the laws of descent and distribution.

        Stock Appreciation Rights. A recipient of a stock appreciation right under the 2000 Plan will be entitled to receive cash, or shares of our common stock having a fair market value, equal to the excess of (a) the fair market value of a share of our common stock on the date of exercise (or, in our compensation committee's discretion, as of any time during a specified period before or after the date of exercise) over (b) the grant price of the stock appreciation right. The grant price for a stock appreciation right granted under the 2000 Plan will be determined by our compensation committee, but may not be less that the fair market value of a share of our common stock on the date of grant. Stock appreciation rights will become exercisable at such times or upon the occurrence of such events as determined by our compensation committee.

        Shares of Common Stock.    Shares of common stock granted under the 2000 Plan generally will "vest" based on the continued employment or service of the recipient or the achievement of performance or other goals and objectives. Shares of common stock that have not vested generally will be subject to forfeiture by the recipient, without payment of any consideration by our company, if the recipient's employment or service terminates. Unless otherwise permitted by our compensation committee, shares of common stock granted under the 2000 Plan may not be transferred by the recipient prior to vesting.

        Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 2000 Plan provides that (a) each outstanding option will be assumed or substituted with a comparable option by our successor company or its parent or (b) in the discretion of our compensation committee, the 2000 Plan and each outstanding option shall terminate on the effective date of such transaction and the recipient will receive a cash payment with a fair market value equal to the amount that would have been received upon the exercise of the option had the option been exercised immediately prior to such transaction.

        No award agreement entered into pursuant to the 2000 Plan may provide for the acceleration of any exercise schedule or vesting schedule with respect to an award solely because of a "change in control" of our company. However, notwithstanding anything to the contrary in the 2000 Plan or any award agreement, awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the involuntary dismissal of a recipient within a specified period of time following a change in control.

        Amendment and Termination.    The board of directors may amend or modify the 2000 Plan at any time, subject to any approval by our stockholders as required by law or the recipients of outstanding awards, as applicable. The 2000 Plan will terminate no later than July 30, 2013.

Heartland Payment Systems, Inc. 2002 PEPShares Plan

        Introduction.    Our 2002 PEPShares Plan was adopted by our board of directors in April 2002 and approved by our stockholders in May 2002.

        Share Reserve.    The maximum aggregate number of shares of common stock that may be granted subject to option awards under the PEPShares Plan in any calendar year is 1,200,000 shares, less other grants of options or restricted stock pursuant to any of our other stock incentive plans during the plan year. However, the maximum aggregate number of shares available for awards under the plan in 2002 was limited to 500,000 shares, and the maximum aggregate number of shares may be similarly limited in subsequent years at the discretion of the plan administrator. The options may be granted as either "incentive stock options," which have potential tax benefits under Section 422 of the Code, or "non-qualified options."

        Eligibility.    The individuals eligible to participate in our PEPShares plan include our employees and employees of our subsidiaries. Officers are not entitled to participate in the PEPShares plan.

        Administration.    The plan administrator for the PEPShares plan is currently the compensation committee. The plan administrator determines, among other things, which eligible employees are to receive option grants, the number of shares subject to each such grant, the vesting schedule to be in effect for the grant, the terms and conditions of each award and whether and under what circumstances the exercise price for shares of common stock subject to option grants may be paid in consideration other than cash. Such terms shall be set forth in a written option agreement.

        Compensation Deferral Option.    Except to the extent such power is reserved by the board of directors, the plan administrator has the exclusive authority to select the employees who may defer their compensation on a monthly basis. The plan administrator will determine the maximum amount and minimum amount that eligible employees may elect to defer. The amounts deferred by a participating employee will be credited to a bookkeeping account ("Account") to record the employee's interest under the PEPShares Plan. At the discretion of the plan administrator, the deferred compensation shall be invested in an interest-bearing account for the benefit of the participating employee. However, any amounts credited to such interest bearing accounts remain our assets and will be subject to the claims of our creditors in the event of our insolvency. Each selected employee who files a timely election will automatically be granted, on the date amounts are withheld pursuant to his or her salary reduction election (the "grant date"), an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by the fair market value per share of our common stock on the grant date. The options will be exercisable at a price per share equal to the fair market value of the option shares on the grant date. As a result, the exercise price payable for the shares will be equal to the amount by which the employee's salary is reduced under the PEPShares Plan. The option will become exercisable in a series of five equal annual installments of 20%, contingent on continued service with us, provided that all unvested options will vest as of the final vesting date. The final vesting date for participants who enrolled in the PEPShares Plan during 2002 with respect to participation in the PEPShares Plan in 2002 and 2003 is December 31, 2005. The final vesting date for participants who enrolled after 2002 is as determined by the plan administrator at the time of enrollment in the PEPShares Plan. Options granted to participants who enrolled in the PEPShares Plan during 2002 with respect to participation in the PEPShares Plan in 2002 and 2003 expire on December 31, 2006. Options granted to participants who enrolled after 2002 expire on the date the plan administrator determines at the time of enrollment. The vesting of options may be accelerated as described below. The PEPShares Plan will terminate on April 29, 2007 (five years after it became effective), unless it is terminated sooner by the board of directors, as permitted under the PEPShares Plan. When the PEPShares Plan terminates, the balance of the participant's Account (deferred compensation not previously used to exercise options) is paid to the participant. Outstanding options at the time the PEPShares Plan terminates will expire in accordance with their terms. If a participant ceases service with us for any reason, any unvested option, as well as any vested, but unexercised option, will terminate and the plan administrator shall make a single lump sum payment to the optionee equal to the amount of deferred compensation in his or her Account. Notwithstanding the foregoing, if a participant ceases services due to disability or death, vested options may be exercised during the 12 month period following such death or disability.

        Buyout of Future Commissions Option.    Each participant in the PEPShares plan whose salary is commission-based will be granted an option to purchase that number of shares of common stock determined by dividing 30 times the amount of such participant's initial monthly deferral by the fair market value per share of our common stock at the grant date. The option will be exercisable at a price per share equal to the fair market value of the option shares on the grant date. Unless otherwise permitted at the sole discretion of the plan administrator, the PEPShares plan requires that the exercise price for these options be paid through the sale to us of a portion of such participant's merchant portfolio equity. The amount of such portfolio equity that will be purchased by us in satisfaction of the exercise price will be determined by the plan administrator.

        Accelerated Vesting.    The plan administrator may accelerate, at its sole discretion, any outstanding options under this plan. Options held by Relationship Managers and sales managers entitled to receive residual commissions will vest on the date this offering is consummated if the holder has achieved 100% or more of his or her minimum margin requirement (as calculated on or before the vesting date in accordance with the Award Agreement entered into by such employee) for the period from the first day of the calendar month following the month in which the employee became a participant to the date this offering is consummated. All options held by salaried employees under this plan will vest on the date this offering is consummated. The vesting of options under this plan may also be accelerated in connection with a change of control of our company as described below.

        Consideration.    At the discretion of the plan administrator, the exercise price for the shares of the common stock subject to option grants made under our PEPShares plan may be paid in cash, by surrender of shares of our common stock that have been owned by the optionee for more than six (6) months (or such other period required by the plan administrator) and that have a fair market value equal to the aggregate exercise price on the exercise date, by sale to us of a portion of such participant's merchant portfolio equity or such other method as the compensation committee may establish. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price. Participants may not use their deferred compensation to pay the exercise price for shares of common stock subject to options held by them until the earlier of the final vesting date of such options or the date this offering is consummated.

        Change of Control.    In the event that we are acquired by a merger, a sale by our shareholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option that was granted to a commission-based employee under this plan, which (i) will not be assumed by the successor corporation or otherwise continued in effect, or (ii) will not be replaced with a comparable award of a successor corporation, will immediately vest; provided that such option would have vested had December 31, 2005 been immediately prior to such change of control. Options that are not continued or assumed by the successor corporation and are unexercised shall terminate and cease to remain outstanding immediately following the consummation of the change in control.

        Amendment and Termination.    The board of directors may amend or modify the PEPShares plan at any time, subject to any required stockholder approval, or participant consent. The PEPShares plan will terminate no later than April 30, 2007.

        No Compensation Deferrals Permitted with Respect to Compensation Earned After December 31, 2004.    Pursuant to its authority under the PEPShares plan, the Administrator has determined that no elections to defer compensation earned after December 31, 2004 will be permitted and no amounts will be deferred and contributed to the PEPShares plan from compensation earned after December 31, 2004.

Indemnification and Limitation of Liability

        Our charter documents provide that our directors and officers shall be indemnified by us to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors unless they violated their duty of loyalty to either us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted by Delaware law.

RELATED PARTY TRANSACTIONS

        Since January 1, 2002, we have been a party to several transactions in which the amount involved exceeded $60,000 and in which any of our directors or executive officers, any holder of more than 5% of our capital stock or any member of their immediate families had a direct or indirect material interest.

        Scott L. Bok, the U.S. President of Greenhill & Co., Inc. and a Senior Member of GCP 2000, LLC and a Managing Director of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, Robert H. Niehaus, the Chairman and a Senior Member of GCP 2000, LLC and Chairman and a Managing Director of Greenhill Capital Partners, LLC and Mitchell L. Hollin, a partner of LLR Partners Inc., are members of our board of directors. In March 2003, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by Robert O. Carr and Jill Carr, Robert O. Carr's wife, sold an aggregate of 185,000 shares of our common stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $10.00 per share. In this prospectus, we refer to Greenhill Capital Partners, L.P. and its affiliated investment funds collectively as Greenhill Capital Partners and LLR Equity Partners, L.P. and its affiliated investment fund collectively as LLR Equity Partners. We were responsible for paying all reasonable out-of-pocket expenses incurred by the purchasers in connection with the sale, which expenses totaled approximately $7,500.

        On March 21, 2003 and in connection with such sale, we entered into an agreement with Carr Holdings, L.L.C., Greenhill Capital Partners and LLR Equity Partners. Under the agreement, Greenhill Capital Partners and LLR Equity Partners agreed to either (i) not vote any of the shares purchased from Carr Holdings, LLC for the election of directors, or (ii) vote such shares in favor of the directors designated by the holders of a majority of our issued and outstanding common stock, in each case for so long as Carr Holdings, LLC, The Robert O. Carr 2001 Charitable Remainder Unitrust and each of their respective permitted transferees own in the aggregate, more than 50% of our issued and outstanding common stock.

        In July 2003, Greenhill Capital Partners and LLR Equity Partners granted Robert O. Carr an irrevocable option to purchase up to an aggregate of 1,000,000 shares of our Series A Senior Convertible Participating Preferred Stock at any time on or before July 31, 2006 at a purchase price of $12.50 per share.

        In October 2004, our former President and Chief Operating Officer sold 64,500 shares of common stock back to us at a price of $18.55 per share in connection with his severance agreement.

        On November 17, 2004, Carr Holdings, L.L.C., sold an aggregate of 54,000 shares of our common stock to Greenhill Capital Partners and LLR Equity Partners at a price of $18.55 per share. We paid all the expenses incurred by Carr Holdings, L.L.C. in connection with the sale, which expenses totaled approximately $2,232.

        On March 28, 2005, Carr Holdings, L.L.C. sold 20,000 shares of our common stock to Thomas Sheridan, our Executive Director, at a price of $18.55 per share. In addition, Carr Holdings, L.L.C. granted Mr. Sheridan an option to purchase an additional 20,000 shares of our common stock at any time prior to the earlier of (i) March 31, 2006, if we have not consummated our initial public offering or (ii) nine months and 15 days after the consummation of our initial public offering.

        Jeffrey T. Nichols, Robert O. Carr's son-in-law, is our Director of Merchant Acquisition and was paid a salary of $96,611, $125,601 and $136,421 in the years ended December 31, 2002, 2003 and 2004, respectively.

        We have entered into change in control arrangements with some of our executive officers and granted options under our stock option plans to some of our executive officers. We have also entered into indemnification agreements with each of our executive officers and directors. See "Management—Change in Control Arrangements" and "Description of Capital Stock—Indemnification Arrangements."

        All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates and any transactions between us and any entity with which our officers, directors or five percent stockholders are affiliated, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of March 31, 2005, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock of each class, each of our directors and our Named Executive Officers, and all of our directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 15,844,588 shares of common stock outstanding as of March 31, 2005, as adjusted to reflect the conversion of all outstanding shares of our convertible participating preferred stock upon the closing of this offering and treating as outstanding all options held by that stockholder and exercisable within 60 days of March 31, 2005. As of March 31, 2005, there were 133 holders of our common stock.

        Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Heartland Payment Systems, Inc., 47 Hulfish Street, Suite 400, Princeton, New Jersey 08542.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned Prior to this Offering
Name of Beneficial Owner		Prior to this Offering	After this Offering
5% Holders:
Greenhill Capital Partners, L.P. and affiliated investment funds(1)	4,911,280	31.0%
LLR Equity Partners, L.P. and affiliated investment fund(2)	2,946,768	18.6%
Directors and Executive Officers
Robert O. Carr(3)	5,486,000	34.2%
Robert H.B. Baldwin, Jr.(4)	469,750	2.9%
Michael C. Hammer(5)	262,250	1.6%
Brooks L. Terrell(6)	337,250	2.1%
Scott L. Bok(1)	4,911,280	31.0%
Mitchell L. Hollin(2)	2,946,768	18.6%
Robert H. Niehaus(1)	4,911,280	31.0%
David L. Morris(7)	38,410	*
Thomas Sheridan(8)	80,000	*
Marc J. Ostro(9)	10,000	*
Jonathan J. Palmer(10)	10,000	*
George F. Raymond(11)	5,000	*
All directors and executive officers as a group (12 persons)(12)	13,536,708	82.3%

*
Less than 1% of the outstanding stock

(1)
Beneficial ownership consists of 3,007,153 shares of common stock held by Greenhill Capital Partners, L.P.; 917,160 shares of common stock held by Greenhill Capital, L.P.; 485,464 shares of common stock held by Greenhill Capital Partners (Executives), L.P.; and 501,503 shares of common stock held by Greenhill Capital Partners (Cayman), L.P. By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be

  deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Beneficial ownership includes 625,000 shares of common stock that are subject to an option granted to Robert O. Carr.

(2)
Beneficial ownership consists of 2,675,267 shares of common stock held by LLR Equity Partners, L.P. and 271,501 shares of common stock held by LLR Equity Partners Parallel, L.P. By virtue of his position as a Partner of LLR Capital, L.P., which is the General Partner of LLR Equity Partners and its affiliated investment funds, Mr. Hollin may be deemed to beneficially own these shares. Beneficial ownership includes 375,000 shares of common stock that are subject to an option granted to Robert O. Carr.

(3)
Beneficial ownership consists of 4,086,744 shares of common stock held by Carr Holdings, L.L.C., a New Jersey limited liability company owned and managed by Robert O. Carr and Jill Carr, Mr. Carr's wife; 200,000 shares of common stock held by The Robert O. Carr 2001 Charitable Remainder Unitrust; 5,390 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Emily Carr; 5,390 shares of common stock held by The Rober O. Carr 2000 Irrevocable Trust for Ryan Carr; 5,390 shares of common stock held by The Robert O. Carr 2000 Irrevocable Trust for Kelly Carr; 4,043 shares of common stock held by The Robert O. Carr 2003 Grantor Retained Annuity Trust; 4,043 shares of common stock held by The Jill A Carr 2003 Grantor Retained Annuity Trust; options to purchase 175,000 shares of common stock under our 2000 Equity Incentive Plan; and an option from Greenhill Capital Partners, L.P. and its affiliated funds and LLR Equity Partners, L.P. and its affiliated investment fund, to purchase up to 1,000,000 shares of common stock.

(4)
Beneficial ownership consists of 136,000 shares of common stock held by Mr. Baldwin, 100,000 shares of common stock held by Margaret J. Sieck and Whitney H. Baldwin as Trustees for an Indenture created June 30, 2004 and options to purchase 223,750 shares of common stock under our 2000 Equity Incentive Plan.

(5)
Beneficial ownership consists of 200,000 shares of common stock held by the MCMJH Limited Partnership, an Arizona Limited Partnership of which Michael C. Hammer is the Managing Partner and options to purchase 62,250 shares of common stock under our 2000 Equity Incentive Plan.

(6)
Beneficial ownership consists of 275,000 shares of common stock held by the B. Terrell Limited Partnership, a Texas limited partnership of which Brooks L. Terrell is the general partner; and options to purchase 62,250 shares of common stock under our 2000 Equity Incentive Plan.

(7)
Beneficial ownership consists of 25,000 shares of common stock held by Mr. Morris and his wife, Lisa T. Morris, jointly; options to purchase 13,410 shares of common stock under our 2000 Equity Incentive Plan.

(8)
Beneficial ownership consists of 20,000 shares of common stock held by Mr. Sheridan; options to purchase 40,000 shares of common stock under our 2000 Equity Incentive Plan; and an option from Carr Holdings, L.L.C. to purchase 20,000 shares of common stock.

(9)
Beneficial ownership consists of options to purchase 10,000 shares of common stock under our 2000 Equity Incentive Plan.

(10)
Beneficial ownership consists of options to purchase 10,000 shares of common stock under our 2000 Equity Incentive Plan.

(11)
Beneficial ownership consists of options to purchase 5,000 shares of common stock under our 2000 Equity Incentive Plan.

(12)
Includes options to purchase an aggregate of 611,660 shares of common stock exercisable within 60 days of March 31, 2005 under our 2000 Equity Incentive Plan.

SELLING STOCKHOLDERS

        The following table presents certain information regarding the beneficial ownership of our common stock outstanding as of March 31, 2005 to be sold in this offering (but without giving effect to the underwriters' exercise of the over-allotment option) by the selling stockholders. Please see "Related Party Transactions" for a description of the material transactions between us and the selling stockholders.

							Shares Beneficially Owned After the Offering if the Underwriters' Over-Allotment Option is Exercised in Full
	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner			Shares Being Sold in the Offering			Maximum Number of Shares Being Sold in the Over-Allotment Option, if Any
	Number	Percentage		Number	Percentage		Number	Percentage
Greenhill Capital Partners, L.P. and affiliated investment funds	4,911,280	31.0%
LLR Equity Partners, L.P. and affiliated investment fund	2,946,768	18.6%

        Each of Greenhill Capital Partners, L.P. and its affiliated investment funds is an affiliate of a registered broker-dealer and has informed us that:

  •
  it purchased the securities in the ordinary course of business, and

  •
  at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the securities.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        At the closing of this offering, our capital structure will consist of 100,000,000 authorized shares of common stock and 10,000,000 shares of undesignated preferred stock. Immediately following the completion of this offering, an aggregate of            shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

        7,619,048 shares of our convertible participating preferred stock will be automatically converted into 7,619,048 shares of our common stock upon completion of this offering. Consequently, as of the closing of this offering, no shares of our preferred stock will be outstanding. Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        We have entered into a shareholders' agreement with the holders of our convertible redeemable preferred stock and some of the holders of our common stock. Immediately following this offering, the holders of approximately 15,235,920 shares of common stock, including shares to be issued upon the automatic conversion of the convertible participating preferred stock upon completion of this offering, will be entitled to registration rights with respect to their shares. Any group of holders of at least 10%

of the securities with registration rights can require us to register all or part of their shares at any time following six months after this offering, so long as the thresholds in the shareholders' agreement are met with respect to the amount of securities to be sold. After we have completed four such registrations we are no longer subject to these demand registration rights. In addition, the holders of securities with registration rights may also require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We are obligated under the shareholders' agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder's registration rights. Additionally, we have agreed to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities.

Voting Agreement

        On March 21, 2003, we entered into letter agreement with Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. Pursuant to such agreement, Carr Holdings, LLC agreed to sell an aggregate of 185,000 common shares to LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, (Executives), L.P. and Greenhill Capital, L.P. In connection with such sale, each buyer agreed either (i) not to vote any of the shares purchased by it in connection with any designation of directors under the Amended and Restated Shareholders' Agreement dated October 11, 2001, or (ii) to vote the shares purchased by it in favor of the directors designated by holders of a majority of our issued and outstanding shares of common stock, in each case for so long as Carr Holdings, LLC, The Robert O. Carr 2001 Charitable Remainder Unitrust and each of their respective permitted transferees own, in the aggregate, more than 50% of our issued and outstanding common stock.

Warrants

        As of December 31, 2004, we had outstanding warrants to purchase 84,452 shares of our common stock at a price of $0.01 per share, which expire on July 25, 2006.

Anti-Takeover Effects Of Certain Provisions Of Delaware Law And Our Amended And Restated Certificate Of Incorporation And Bylaws

Effect of Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Supermajority Voting

        Our amended and restated certification of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock. Holders of 66 2/3% of our voting stock may remove, for cause, any director or the entire board of directors.

Authorized but Unissued or Undesignated Capital Stock

        At the closing of this offering, our authorized capital stock will consist of            shares of common stock and            shares of preferred stock. No preferred stock will be designated upon the closing of this offering. After this offering, we will have outstanding            shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized, unissued and undesignated preferred stock. The issuance and designation of shares of preferred stock pursuant to the board of directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders

        Our bylaws provide that special meetings of our stockholders may be called only by our Chairman of the board of directors or by our Chief Executive Officer.

No Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice Procedures

        Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be received in writing by our Secretary not less than 150 days prior to the meeting. The notice must include a brief description of the business desired to be brought before the meeting, the name and address of the stockholder proposing such business and the class and number of shares owned by such stockholder.

Limitation of Director Liability

        Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

        Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Listing

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "HPAY."

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2004, and excludes 6,200,000 shares of our common stock authorized for issuance under our stock option plans, of which 4,335,112 shares were subject to outstanding options as of December 31, 2004, at a weighted average exercise price of $12.33 per share.

        Of the outstanding shares, the            shares sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining            shares of common stock held by our affiliates will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After 180 days from the date of this prospectus (or earlier with Citigroup's consent), the lock-up will be released and these shares will be freely tradable under Rule 144 (subject, in some cases to volume limitations) or Rule 144(k).
After 180 days from the date of this prospectus (or earlier with Citigroup's consent), the lock-up will be released and these shares will be freely tradeable under Rule 701 (subject, in some cases to repurchase by us and volume limitations).
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be available for resale under Rule 144.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

        As of December 31, 2004, options to purchase a total of 4,335,112 shares of common stock were outstanding, of which 3,531,500 are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issued or issuable under our stock option plans. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management—Employee Benefit Plans."

Lock-up Agreements

        We, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions, not to sell or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus except for shares of common stock sold in this offering by us and the selling stockholders. Citigroup may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

Registration Rights

        Following this offering, under specified circumstances and subject to customary conditions, holders of approximately 15,235,920 shares of our outstanding common stock, including shares to be issued upon the automatic conversion of the convertible participating preferred stock immediately upon completion of this offering, will have demand and piggyback registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

        Citigroup Global Markets Inc. together with Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated, William Blair & Company, L.L.C. and KeyBanc Capital Markets, a division of McDonald Investments Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $            per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $            per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, the selling stockholders and our other stockholders, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, with certain limited exceptions, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock except for shares of common stock sold in this offering by us and the selling stockholders. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. The directed share program materials will include a lock-up agreement requiring each purchaser in the directed share program to agree that for the period of 25 days from the date of this prospectus, such purchasers will not, without prior written consent of Citigroup, dispose of or hedge any shares of our common stock purchased in the directed share program. The purchasers in the directed share program will be subject to substantially the same form of lock-up agreement as our officers, directors, the selling stockholders and our other stockholders. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA), received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "HPAY".

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid By Heartland		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $            and $            .

        Citigroup performed advisory services for us in conjunction with the 1999 sale of a merchant portfolio, for which it received customary fees and expenses. In addition, KeyBank, an affiliate of KeyBanc Capital Markets, provides sponsorship into the MasterCard and Visa associations for us for a fee, and also makes credit lines available to us and makes interchange advances to our merchants, for which we pay the prime rate. None of the other underwriters have performed banking, investment banking or advisory services for us. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party provider. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, New York, New York. Various legal matters relating to the offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004 included in this prospectus and included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the 2002 and 2003 consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act, a registration statement on Form S-1 relating to the common stock we are offering. This prospectus does not contain all of the information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a website that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this website is http://www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Heartland Payment Systems, Inc.

We have audited the accompanying consolidated balance sheets of Heartland Payment Systems, Inc. and subsidiary (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 20, the accompanying 2002 and 2003 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP
Princeton, New Jersey
March 28, 2005

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2003	2004
	(As Restated See Note 20)
Assets
Cash and cash equivalents	$13,004	$13,237
Receivables	44,934	64,325
Investments	1,354	1,100
Inventory	966	818
Capitalized customer acquisition costs, net	22,321	34,247
Deferred tax assets, net	10,768	6,715
Property and equipment, net	5,499	10,944
Prepaid expenses and other assets	1,197	2,475

Total assets	$100,043	$133,861

Liabilities and stockholders' (deficit) equity
Due to sponsor bank	$34,225	$45,153
Accounts payable	17,923	27,103
Merchant deposits and loss reserves	4,761	7,175
Accrued expenses and other	5,660	7,163
Borrowings and financing arrangement	14,889	12,382
Warrants with mandatory redemption provisions	2,111	1,566
Accrued buyout liability	17,985	27,035

Total liabilities	97,554	127,577
Commitments and contingencies (Note 15)
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	43,401	—
Stockholders' (deficit) equity:
Series A Senior Convertible Participating Preferred Stock, $80 million liquidation preference, $.001 par value, 10,000,000 shares authorized, 7,619,048 issued and outstanding	—	8
Common Stock, $.001 par value, 25,000,000 shares authorized, 8,009,598 and 8,218,880 issued and outstanding in 2003 and 2004, respectively	8	8
Warrants outstanding	1,500	—
Additional paid-in capital	1,001	41,065
Accumulated other comprehensive income (loss)	3	(10)
Accumulated deficit	(43,424)	(34,787)

Total stockholders' (deficit) equity	(40,912)	6,284

Total liabilities and stockholders' (deficit) equity	$100,043	$133,861

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2002	2003	2004
	(As Restated See Note 20)	(As Restated See Note 20)
Revenue:
Gross processing revenue	$324,537	$411,117	$592,344
Other revenue, net	8,578	7,888	7,530

Total net revenue	333,115	419,005	599,874
Expenses:
Interchange	237,759	299,463	436,412
Dues and assessments	12,372	15,807	23,225
Other cost of services	44,164	50,790	70,209
Selling and administrative	20,786	25,751	31,499
Customer acquisition costs	12,422	13,380	18,908
Depreciation and amortization	1,587	2,571	3,912

Total expenses	329,090	407,762	584,165

Income from operations	4,025	11,243	15,709
Other income (expense):
Interest income	171	124	182
Interest expense	(1,069)	(1,132)	(1,346)
Fair value adjustment for warrants with mandatory redemption provisions	—	(1,506)	(509)
Other, net	(62)	(741)	833

Total other income (expense)	(960)	(3,255)	(840)

Income before income taxes	3,065	7,988	14,869
Provision for (benefit from) income taxes	51	(10,403)	6,232

Net income	$3,014	$18,391	$8,637

Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—	—

Net (loss) income attributable to Common Stock	$(3,495)	$18,391	$8,637

Net income	$3,014	$18,391	$8,637
Other comprehensive income, net of tax:
Unrealized gains (losses) on investments	17	(14)	(13)

Comprehensive income	$3,031	$18,377	$8,624

Earnings (loss) per share:
Basic	$(0.23)	$1.18	$0.55
Diluted	$(0.23)	$1.14	$0.51
Weighted average number of shares outstanding:
Basic	15,440	15,585	15,823
Diluted	15,440	16,115	16,893

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
(In thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
						Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Warrants				Total
Balance, January 1, 2002 as previously reported	—	$—	7,720	$8	$1,500	$—	$—	$(47,916)	$(46,408)
Adjustments to as previously reported	—	—	—	—	—	—	—	(11,155)	(11,155)

Balance, January 1, 2002 (as restated see note 20)	—	$—	7,720	$8	$1,500	$—	$—	$(59,071)	$(57,563)

Issuance of Common Stock for commission buyout	—	—	62	—	—	282	—	—	282
Issuance of Common Stock in connection with Welsch Financial Merchant Services, Inc. purchase	—	—	142	—	—	670	—	—	670
Repurchase of Common Stock	—	—	(48)	—	—	(201)	—	—	(201)
Accretion of Series A Senior Convertible Participating Preferred Stock	—	—	—	—	—	(751)	—	(5,758)	(6,509)
Accumulated other comprehensive income	—	—	—	—	—	—	17	—	17
Net income for the period (as restated see note 20)	—	—	—	—	—	—	—	3,014	3,014

Balance, December 31, 2002 (as restated see note 20)	—	$—	7,876	$8	$1,500	$—	$17	$(61,815)	$(60,290)

Issuance of Common Stock for earnout provisions	—	$—	134	$—	$—	$998	$—	$—	$998
Issuance of Common Stock—options exercised	—	—	1	—	—	11	—	—	11
Repurchase of Common Stock	—	—	(1)	—	—	(8)	—	—	(8)
Accumulated other comprehensive loss	—	—	—	—	—	—	(14)	—	(14)
Net income for the period (as restated see note 20)	—	—	—	—	—	—	—	18,391	18,391

Balance, December 31, 2003 (as restated see note 20)	—	$—	8,010	$8	$1,500	$1,001	$3	$(43,424)	$(40,912)

Reclassification of Series A Senior Convertible Participating Preferred Stock to stockholders' (deficit) equity	7,619	$8	—	$—	$—	$43,393	$—	$—	$43,401
Issuance of Common Stock—options exercised	—	—	277	—	—	1,584	—	—	1,584
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	—	—	(1,500)	(3,750)	—	—	(5,250)
Repurchase of Common Stock	—	—	(68)	—	—	(1,231)	—	—	(1,231)
Deferred compensation on accelerated vesting of options	—	—	—	—	—	68	—	—	68
Accumulated other comprehensive income	—	—	—	—	—	—	(13)	—	(13)
Net income for the period	—	—	—	—	—	—	—	8,637	8,637

Balance, December 31, 2004	7,619	$8	8,219	$8	$—	$41,065	$(10)	$(34,787)	$6,284

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2002	2003	2004
	(As Restated See Note 20)	(As Restated See Note 20)
Cash flows from operating activities:
Net income	$3,014	$18,391	$8,637
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	10,359	15,394	22,740
Fair value adjustment for warrants with mandatory redemption provisions	—	1,506	509
Deferred compensation charge on accelerated vesting of options	—	—	68
(Gain) loss on disposal of property and equipment	(44)	64	—
Deferred taxes	—	(10,768)	4,053
Changes in operating assets and liabilities:
Increase in receivables	(6,029)	(11,499)	(19,391)
Decrease (increase) in inventory	(351)	349	147
Increase in capitalized customer acquisition costs	(13,068)	(19,911)	(30,739)
Decrease (increase) in prepaid expenses and other assets	(616)	349	(1,534)
Increase in accounts payable	6,190	11,115	20,108
Increase (decrease) in accrued expenses and other	1,591	1,594	1,503
Decrease in deferred gain recognized	(500)	—	—
Increase (decrease) in merchant deposits and loss reserves	(1,684)	(407)	2,414
Increase in accrued buyout liability	1,182	5,433	9,050

Net cash provided by operating activities	44	11,610	17,565

Cash flows from investing activities:
Purchase of investments	(1,631)	(310)	(120)
Maturities of investments	146	469	362
Purchases of property and equipment	(3,621)	(3,666)	(9,115)
Proceeds from disposal of property and equipment	45	—	—

Net cash used in investing activities	(5,061)	(3,507)	(8,873)

Cash flows from financing activities:
Redemption of warrants issued in connection with Series A Senior Convertible Participating Preferred Stock	—	—	(5,250)
Redemption of warrants issued in connection with debt financing	—	—	(1,055)
Proceeds from debt issuance	3,609	500	—
Principal payments on borrowings and financing arrangement	(3,365)	(3,675)	(2,507)
Issuance of Common Stock	—	11	1,584
Repurchase of Common Stock	(201)	(8)	(1,231)

Net cash provided by (used in) financing activities	43	(3,172)	(8,459)

Net increase (decrease) in cash	(4,974)	4,931	233
Cash and cash equivalents, beginning of period	13,047	8,073	13,004

Cash and cash equivalents, end of period	$8,073	$13,004	$13,237

Supplemental cash flow information:
Cash paid for interest	$1,065	$1,108	$1,348
Cash paid for income taxes	43	116	851
Supplemental schedule of non cash activities:
Accretion of Series A Senior Convertible Participating Preferred Stock	6,509	—	—
Stock issued to satisfy buyout and earnout liabilities	952	999	—
Equipment transferred to inventory at net book value	—	573	—
Amortization of other assets	216	255	255

See notes to consolidated financial statements.

HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND OPERATIONS

        The accompanying consolidated financial statements include those of Heartland Payment Systems, Inc. (the "Company") and its wholly-owned subsidiary, Heartland Payroll Company ("HPC"). All intercompany balances and transactions with the Company's wholly-owned subsidiary have been eliminated upon consolidation. The Company provides payment-processing services related to bank card transactions for merchants throughout the United States. In addition, the Company provides certain other merchant services, including the sale and rental of terminal equipment and supplies. HPC provides payroll and related tax filing services throughout the United States.

        The officers and directors of the Company represent a majority of the outstanding shares, and so control the Company.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates include the accrued buyout liability, capitalized customer acquisition costs, loss reserves, certain accounts payable and accrued expenses and certain tax assets and liabilities as well as the related valuation allowances. Actual results could differ from those estimates.

        Concentrations—The majority of the Company's merchant processing activity is processed by a single vendor. The Company believes that the vendor maintains appropriate backup systems and alternative arrangements to avoid a significant disruption of processing in the event of an unforeseen event.

        Substantially all of the Company's revenue is derived from processing Visa and MasterCard bank card transactions. Because the Company is not a "member bank" as defined by Visa and MasterCard, in order to process these bank card transactions the Company has entered into a sponsorship agreement with a bank. The agreement with the bank sponsor requires, among other things, that the Company abide by the by-laws and regulations of the Visa and MasterCard associations and maintain a certificate of deposit with the bank sponsor. If the Company breaches the sponsorship agreement, the bank sponsor may terminate the agreement and, under the terms of the agreement, the Company would have 180 days to identify an alternative bank sponsor. The Company is dependent on its bank sponsor, Visa and MasterCard for notification of any compliance breaches. As of December 31, 2004, the Company has not been notified of any such issues by its bank sponsor, Visa or MasterCard.

        The Company processes for merchants throughout the United States. California represented 15.3% of the Company's total processing volume in December 2004.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

        Investments—Investments consist of corporate and U.S. Government debt securities and certificates of deposit. The Company classifies its investments as available-for-sale and records them at the fair value of the investments based on quoted market prices. Cost is determined on a specific identification basis.

        Inventories—Inventories consist of point-of-sale terminal equipment held for sale to merchants, and are valued at the lower of cost or market price. Cost is arrived at using the first-in, first-out method. Market price is estimated based on current sales of equipment.

        Capitalized Customer Acquisition Costs, net—Capitalized customer acquisition costs consist of (1) up-front signing bonus payments made to Relationship Managers and sales managers for the establishment of new merchant relationships, and (2) a deferred acquisition cost representing the cost of buying out the commissions of vested sales employees. Pursuant to Staff Accounting Bulletin Topic 13, Revenue Recognition, and FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, capitalized customer acquisition costs represent incremental, direct customer acquisition costs that are recoverable through gross margins associated with merchant contracts. The capitalized customer acquisition costs are amortized using a method which approximates a proportional revenue approach over the initial three-year term of the merchant contract.

        The up-front signing bonus is based on the estimated gross margin for the first year of the merchant contract. The signing bonus, amount capitalized, and related amortization are adjusted after one year to reflect the actual gross margin generated by the merchant contract during that year. The deferred customer acquisition cost asset is accrued over the first year of merchant processing, consistent with the build-up in the accrued buyout liability, as described below.

        Management evaluates the capitalized customer acquisition costs for impairment at each balance sheet date by comparing, on a pooled basis by vintage month of origination, the expected future net cash flows from underlying merchant relationships to the carrying amount of the capitalized customer acquisition costs. If the estimated future net cash flows are lower than the recorded carrying amount, indicating an impairment of the value of the capitalized customer acquisition costs, the impairment loss will be charged to operations.

        Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed straight-line over periods ranging from three to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company capitalizes the cost of computer software developed for internal use and amortizes such costs over an estimated useful life of three years.

        Long-Lived Assets—The Company evaluates the potential for impairment when changes in circumstances indicate that undiscounted cash flows estimated to be generated by the related assets are less than the carrying amount. Management believes that no such changes in circumstances or impairment have occurred as of December 31, 2004.

        Merchant Deposits and Loss Reserves—Disputes between a cardholder and a merchant periodically arise due to the cardholder's dissatisfaction with merchandise quality or the merchant's service, and the disputes may not always be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by the credit card-issuing institution. If the merchant is unable to fund the refund, the Company is liable for the full amount of the transaction. The Company may have partial recourse to the Relationship Manager originally soliciting the merchant contract, if the Relationship Manager is still receiving income from the merchant's processing activities. The Company maintains deposits or the pledge of a letter of credit from certain merchants as an offset to potential contingent liabilities that are the responsibility of such merchants. The Company evaluates its ultimate risk and records an estimate of potential loss for chargebacks related to merchant fraud based upon an assessment of actual historical fraud loss rates compared to expected processing volume levels.

        Accrued Buyout Liability—Relationship Managers and sales managers are paid residual commissions based on the gross margin generated by monthly merchant processing activity. Until May 2004,

Relationship Managers and sales managers had the contractual right to sell their portfolio equity at a fixed multiple. The Company has the right to buy out some or all of these commissions, and intends to do so periodically. Because of the Company's intent and ability to execute purchases of the residual commissions, and the mutual understanding between the Company and the Relationship Managers and sales managers, the Company has accounted for this deferred compensation arrangement pursuant to the substantive nature of the plan. The Company therefore records the amount currently payable (the "settlement cost") to buy out non-servicing related commissions ("owned commissions") from vested Relationship Managers and sales managers, and an accrual, based on their progress towards vesting, for those unvested Relationship Managers and sales managers who are expected to vest in the future. As noted above, as the liability increases over the first year of a merchant contract, the Company also records for vested Relationship Managers and sales managers a related deferred acquisition cost asset. The accrued buyout liability associated with unvested Relationship Managers and sales managers is not included in the deferred acquisition cost asset since future services are required in order to vest. Subsequent changes in the settlement cost, due to account attrition, same-store sales growth and changes in gross margin, are included in the same income statement caption as customer acquisition cost amortization expense.

        The accrued buyout liability is based on the merchants under contract at the balance sheet date, the gross margin generated over the prior 12 months, and the contractual buyout multiple. The liability related to a new merchant is therefore zero when the merchant is installed, and increases over the twelve months following the installation date. The same procedure is applied to unvested commissions over the expected vesting period, but is further adjusted to reflect the Company's experience that 31% of unvested Relationship Managers and sales managers become vested.

        Warrants—Warrants with mandatory redemption provisions are classified as debt and are recorded at estimated fair value.

        Financing Arrangement—The Company transferred certain merchant contracts to a third party in 2000 in exchange for $22.0 million, subject to a 10-year servicing agreement. Consistent with EITF 87-34, EITF 90-21 and EITF 95-5, the Company concluded that it should not recognize the transfer as a sale due to the duration of the servicing agreement and the transferee's limited ability to exercise ownership control of the contracts. Pursuant to EITF 88-18, the Company therefore recognized the transfer of the merchant portfolio as a financing arrangement included under Borrowings and Financing Arrangement on the consolidated balance sheets, until such time as the conditions for recognizing the transfer as a sale are met. The imputed interest rate on the financing arrangement is 2.53%. The interest rate was computed based on the expected cash flows resulting from these contracts, reduced by an expected annual volume attrition rate of 15%. Any significant differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively.

        Revenue—Revenue is mainly comprised of transaction and discount fees from the processing of merchant transactions. Revenue is recorded as bank card transactions are processed or payroll services are performed. The Company passes through to its customers any changes in interchange or association fees. Payroll revenue represents periodic and annual processing fees, which are recorded as services are performed.

        Other revenue includes fees earned from customer service, termination fees on terminated contracts, servicing fees for merchant contracts sold to third parties, fees for the sale, rental, leasing and deployment of credit card terminals and other miscellaneous revenue. These amounts are shown net of their associated direct costs, if any, and are recorded at the time the service is performed.

        Income Taxes—The Company accounts for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

        Stock Options—The Company accounts for its stock options using the intrinsic value method in which no compensation expense has been recognized for its stock-based compensation plan because the options are granted at an exercise price greater than or equal to the estimated fair value at the grant date. The estimated fair value of options granted during 2002, 2003 and 2004 was $0, $0 and $0, respectively. The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted-average risk-free interest rate of 2.93%, 1.82% and 2.31%, respectively; no dividends; a volatility factor of 0%; and an expected life of one to three years. Had the compensation cost been determined based on the fair value method, the Company's net income would remain unchanged.

        New Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Onion No. 29." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123 revised"). This statement revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The most significant change resulting from this statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. SFAS No. 123 revised is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt this statement when effective, and continues to assess its impact. There would have been no impact on net income if the Company had adopted the fair-value based method under existing guidance.

3.    RECEIVABLES

        A summary of receivables by major class are as follows at December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Accounts receivable from merchants	$43,468	$60,739
Accounts receivable from others	1,466	3,753

	44,934	64,492
Less allowance for doubtful accounts	—	(167)

	$44,934	$64,325

        Receipts from settlement of the accounts receivable from merchants are primarily used to satisfy accounts payable to bank card processing banks.

4.    INVESTMENTS

        The cost, gross unrealized gains/(losses) and estimated fair value for available-for-sale investments by major security type and class of security are as follows at December 31, 2003 and 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
December 31, 2003
Debt securities of the U.S. Government	$440	$6	$—	$446
Corporate debt securities	360	5	(1)	364
Certificates of deposit	544	—	—	544

	$1,344	$11	$(1)	$1,354

December 31, 2004
Debt securities of the U.S. Government	$195	$—	$(1)	$194
Corporate debt securities	360	1	(4)	357
Certificates of deposit	549	—	—	549

	$1,104	$1	$(5)	$1,100

        As of December 31, 2004, all unrealized losses in investments were the result of increases in interest rates. The unrealized losses in any individual security did not exceed 1.5% of the Company's cost basis. These investments are not considered other-than-temporarily impaired because the Company has the ability and intent to hold these investments for a period of time sufficient for a forecasted recovery in value, which may be upon maturity.

        The maturity schedule of all investments owned along with amortized cost and estimated fair value as of December 31, 2004 is as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$774	$774
Due after one year through five years	330	326

	$1,104	$1,100

5.    CAPITALIZED CUSTOMER ACQUISITION COSTS, NET

        A summary of the capitalized customer acquisition costs, net is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Capitalized signing bonuses	$27,428	$40,407
Less accumulated amortization	(11,926)	(15,862)

	$15,502	$24,545

Capitalized customer deferred acquisition costs	13,055	21,349
Less accumulated amortization	(6,236)	(11,647)

	6,819	9,702

	$22,321	$34,247

        Amortization expense was $8.8 million, $13.1 million and $18.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        The Company believes that no impairment has occurred as of December 31, 2003 and 2004. Net signing bonus adjustments from estimated amounts to actual were $0.8 million and $1.4 million for the years ended December 31, 2003, and 2004, respectively. Fully amortized signing bonuses of $5.7 million and $13.7 million were written off during the years ended December 31, 2003 and 2004. In addition, $2.3 million in capitalized customer deferred acquisition costs were written off during the year ended December 31. 2004.

6.    PROPERTY AND EQUIPMENT, NET

        A summary of property and equipment, net is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Computer hardware and software	$7,252	$13,611
Furniture, fixtures and equipment	1,401	1,709
Leasehold improvements	877	1,601

	9,530	16,921
Less accumulated depreciation	(4,031)	(5,977)

	$5,499	$10,944

        Depreciation expense of property and equipment was $1.4 million, $2.3 million and $3.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Fully depreciated assets of $1.2 million, $1.1 million and $1.7 million were written off during 2002, 2003, and 2004, respectively.

7.    BORROWINGS AND FINANCING ARRANGEMENT

        A summary of borrowings are as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Financing Arrangement	$11,786	$9,529
Revolver Advance Facility	2,069	2,069
Purpose and Ability Line of Credit	784	784
Welsch Asset Purchase Agreement Note	250	—

	$14,889	$12,382

        On November 1, 2000, the Company signed a Merchant Portfolio Purchase Agreement and an associated Servicing Agreement, each of which was amended on January 16, 2002. Under these agreements, the Company pays all cash flows, net of servicing fees and chargeback losses, related to the transferred merchant contracts to the transferee. This transaction has been treated as a financing arrangement, as discussed in Note 2. As a result, the Company recorded a liability of $22.0 million on November 1, 2000, and the payments made represent interest plus principal repayments. The interest rate at December 31, 2004 is 2.53%. The servicing agreement is terminable only upon material breach by either party, or if the Company enters into bankruptcy, receivership or other like status.

        On August 28, 2002, the Company signed a Loan and Security Agreement for two loan instruments; this Agreement was amended on November 6, 2003 and June 23, 2004. The first instrument is a Revolver Advance Facility ("Revolver"), which is to be used solely to fund the buyout of future commissions from current or former Relationship Managers or from Independent Sales Organizations ("ISOs"). The Company may draw down on the Revolver up to but not exceeding an aggregate unpaid principal amount outstanding of $3,500,000. The entire principal balance plus all accrued interest and fees is due on May 31, 2005, or on demand if there were to be a default. The Revolver accrues interest at a rate equal to the prime rate, which was 5.25% at December 31, 2004. The Company's assets, including accounts receivable, inventory, furniture and equipment and general intangibles, serve as collateral to secure the Revolver.

        The second instrument is a $3,000,000 Purpose and Ability Line of Credit Facility ("Line of Credit"). The Line of Credit accrues interest at the prime rate, which was 5.25% at December 31, 2004, and is secured by the assets of the Company, including accounts receivable, inventory, furniture and equipment and general intangibles. The entire principal balance plus all accrued interest and fees is due upon demand.

        The Company is subject to standard loan covenants and financial statement reporting requirements on both of the debt instruments and was in compliance at December 31, 2003 and 2004.

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. The purchase price included a note for $2,000,000. The outstanding amount of this note was $250,000, and $0 at December 31, 2003 and 2004, respectively.

8.    MERCHANT DEPOSITS AND LOSS RESERVES

        The Company's merchants have the liability for any charges properly reversed by the cardholder through a mechanism known as a chargeback. If the merchant is unable to pay this amount, the Company will be liable to the Visa and MasterCard associations for the reversed charges.

        During 2003, the Company adopted FIN 45. Under FIN 45, the Company's obligation to stand ready to perform is minimal. The Company requires personal guarantees, merchant deposits and letters of credit from certain merchants to minimize its obligation. As of December 31, 2003 and December 31, 2004, the Company held merchant deposits totaling $4.2 million and $6.7 million, and letters of credit totalling $80,000 and $30,000, respectively.

        The Visa and MasterCard associations generally allow chargebacks up to four months after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. As the majority of the Company's transactions involve the delivery of the product or service at the time of the transaction, a reasonable basis for determining an estimate of the Company's exposure to chargebacks is the last four months' processing volume on its portfolio, which was $5.0 billion, $6.6 billion and $9.0 billion for the four months ended December 31, 2002, 2003 and 2004, respectively. However, for the four months ended December 31, 2002, 2003 and 2004, the Company was presented with $4.5 million, $5.4 million and $5.6 million, respectively, in chargebacks by issuing banks. In the years ended December 31, 2002, 2003, and 2004, the Company incurred merchant credit losses of $561,928, $605,256 and $939,500, respectively, on total dollar volume processed of $14.4 billion, $17.9 billion and $25.0 billion, respectively. These credit losses are included in "cost of services" in the Company's consolidated statements of operations.

        The loss recorded by the Company for chargebacks associated with any individual merchant is typically small, due both to the relatively small size and the processing profile of the Company's clients. However, from time to time the Company will encounter instances of merchant fraud, and the resulting chargeback losses may be considerably more significant to the Company. The Company has established a reserve for estimated credit and fraud losses on its consolidated balance sheets, amounting to $773,000, $558,225, and $468,000 on December 31, 2002, 2003 and 2004, respectively. This reserve is determined by performing an analysis of the Company's historical loss experience applied to current processing volume and exposures.

        A summary of the loss reserve for the years ended December 31, 2002, 2003 and 2004 is as follows:

	December 31
	2002	2003	2004
	(In thousands)
Beginning balance	$736	$773	$558
Additions to reserve	598	390	849
Charges against reserve	(561)	(605)	(939)

Ending Balance	$773	$558	$468

9.    ACCRUED BUYOUT LIABILITY

        A summary of the accrued buyout liability is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Vested Relationship Managers and sales managers	$17,632	$25,788
Unvested Relationship Managers and sales managers	353	1,247

	$17,985	$27,035

	December 31,
	2002	2003	2004
	(In thousands)
Beginning balance	$13,321	$13,551	$17,985
Increase in settlement obligation	8,774	9,174	11,263
Buyouts	(8,544)	(4,740)	(2,213)

Ending balance	$13,551	$17,985	$27,035

        The increase in settlement obligation is due to new merchant account signings, as well as same store sales growth and changes in gross margin, primarily attributable to account attrition.

        In calculating the accrued buyout liability for unvested Relationship Managers and sales managers, the Company has assumed that 31% of the unvested Relationship Managers and sales managers will vest in the future, which represents the Company's historical vesting rate. A 5% increase to 36% in the expected vesting rate would have increased the accrued buyout liability for unvested Relationship Managers and sales managers by $56,974 at December 31, 2003, and $201,139 at December 31, 2004.

10.    CONVERTIBLE PREFERRED STOCK AND WARRANTS

        The Series A Senior Convertible Participating Preferred Stock (the "Convertible Preferred") is convertible by the holders at any time and automatically converts upon the closing of a qualified public offering up to 7,619,048 shares of the Company's Common Stock, participates equally in dividends and distributions with the Common Stock, pays no other dividends and has a liquidation preference of $80 million. The Convertible Preferred was redeemable at the option of two-thirds of the holders after October 1, 2006 at the higher of the liquidation preference or value per common share. The carrying value of the Convertible Preferred was accreted to its mandatory redeemable value by $6,509,019 in the year ended December 31, 2002, using the effective interest rate method. During 2002, the Company stopped accreting the Convertible Preferred because the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock and the Convertible Preferred were amended to eliminate certain rights of the holders of the Convertible Preferred that might, in certain circumstances, have allowed those holders to cause redemption of the Convertible Preferred. The holders of the Convertible Preferred have the right to elect three directors to the Company's Board and have certain other rights with respect to the governance of the Company.

        In addition, the holders of the Convertible Preferred received five-year warrants to purchase an additional 1,000,000 shares of the Company's Common Stock at a price of $5.25 per share, which were valued at $1.5 million. The Company redeemed these warrants on September 28, 2004 by paying the holders the net consideration of $5.25 million.

        In August 2004, the Certificate of Designations of the Series A Senior Convertible Participating Preferred Stock was amended to eliminate after October 1, 2006 certain rights of the holders to treat a merger of the Company as a liquidation event. This amendment was in addition to amendments made in 2002 to the terms of the Certificate of Designations for the Convertible Preferred and the Shareholders' Agreement by and among the holders of the Company's Common Stock. As a result of the amendment, the Company has classified the Convertible Preferred as a part of stockholders' (deficit) equity in its December 31, 2004 financial statements.

        The Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without any further action by the Company's stockholders.

        On July 26, 2001, the Company signed a Loan and Security Agreement with BHC Interim Funding, L.P., and received a Term Loan (the "BHC Bridge Loan") in the amount of $4.76 million, which accrued interest at a rate of 13.75%, and was secured by a first priority lien on the Company's merchant contracts and certain other assets. The BHC Bridge Loan was repaid on October 11, 2001. In connection with this agreement, the Company issued 168,905 five-year mandatory redeemable warrants to purchase its Common Stock for $0.01, which were valued at $605,049. Commencing July 26, 2003, the holder can require the Company to redeem these warrants at their per share fair value. The Company records these warrants at their estimated fair value and adjusted these warrants by $1,506,264 in December 2003 because transactions indicated that $12.50 per share was an appropriate fair value. On January 8, 2004, the warrant holder elected to cause the Company to redeem 84,453 shares at the fair value of $12.50 per share. The Company has adjusted the warrants by an additional $509,245 in the period ending December 31, 2004 to reflect the estimated fair value of $18.55 per share.

11.    INCOME TAXES

        Income tax provision (benefit) for the years ended December 31, 2002, 2003 and 2004 is as follows:

	December 31,
	2002	2003	2004
	(In thousands)
Current tax:
Federal	$—	$130	$1,715
State	51	235	463
Deferred taxes:
Federal	—	(8,796)	3,345
State	—	(1,972)	709

Provision for (benefit from) income taxes	$51	$(10,403)	$6,232

        The net deferred tax asset was comprised of the following:

	December 31,
	2003	2004
	(In thousands)
Merchant contract costs	$12,348	$15,317
Borrowings and financing arrangement	5,009	4,050
Federal net operating loss carryforwards	1,188	—
State net operating loss carryforwards	221	—
Loss reserve	251	198
Other	138	2

Deferred tax asset	19,155	19,567

Capitalized signing bonus	6,588	10,432
Deferred state tax liability	690	442
Software development	645	1,065
Property and equipment	464	913

Deferred tax liability	8,387	12,852

Net deferred tax asset	$10,768	$6,715

        Based on the Company's performance in 2003 and the Company's forecast of future taxable income, management determined that the deferred tax assets that were previously provided were more likely than not to be realized, and the valuation allowance was released as of December 31, 2003. As a result, the Company realized a tax benefit within the consolidated statement of operations for the year ended December 31, 2003.

        At December 31, 2004 the Company has fully utilized all federal and state net operating loss carryforwards.

        The differences in federal income taxes provided and the amounts determined by applying the federal statutory tax rate (34% and 35%, respectively) to income before income taxes for the years ended December 31, 2002, 2003 and 2004 are:

	December 31,
	2002		2003		2004
	(In thousands)
U.S. federal income tax at statutory rate	34.00%	$1,042	35.00%	$2,796	35.00%	$5,204
U.S. state and local income taxes, net	1.11%	34	(14.13)%	(1,129)	5.12%	762
Warrants	0.00%	—	6.60%	527	1.20%	178
Change in valuation allowance	(34.09)%	(1,045)	(153.50)%	(12,263)	—	—
Change in tax rate	0.00%	—	(4.51)%	(361)	—	—
Nondeductible expenses and other, net	0.64%	20	0.32%	27	0.59%	88

Provision for (benefit from) income taxes	1.66%	$51	(130.22)%	$(10,403)	41.91%	$6,232

        Tax contingencies are recorded for probable exposures involving tax positions taken that could be challenged by taxing authorities. These probable exposures result from the varying application of statutes, rules, regulations and interpretations. The Company does not have income tax contingencies.

12.    STOCK INCENTIVE PLAN

        On July 29, 2003, the Company amended its employee and director stock option plan, the Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan (the "Plan"). The maximum number of shares with respect to which Plan awards may be granted during the term of the Plan is 5,000,000, of which 421,703, 1,291,729 and 1,583,797 options were granted during 2002, 2003 and 2004, respectively. The options were granted with a term of 10 years, or in certain cases five years, and an exercise price equal to or in excess of the estimated fair value at the date of the grant. Lacking any transactions in our common stock, the fair value was determined using a "sum of the parts" of the value of the Company's merchant portfolio, payroll business line and financial condition. This model used the portfolio valuation multiple achieved in the Company's sale of merchant portfolios to National Processing Company, "market" multiples of revenue for the payroll business, and added the Company's net cash, receivables and payables. This approach resulted in values that were higher than a third-party evaluation of the fair value of the Company's common stock that was performed as of March 2003. This approach was employed for all option grants through December 2003 and resulted in option issuances at prices ($10 through July 2003 and $12.50 through year-end 2003) that were above the third-party and internally determined fair value. At year-end 2003, two transactions, a sale of common stock by certain executives, senior managers, and former consultants to an institutional investor, and a redemption at their fair value of warrants held by BHC Interim Fund, L.P., occurred, each at a price of $12.50 per share. This value was used as the fair value for issuances in the first quarter of 2004. For the second quarter of 2004, given the Company's decision to file a registration statement, newly issued options' exercise prices were raised to $15.00 per share. On the date of the initial filing of a registration statement for the public offering of the Company's stock, this was raised to $18.55 per share, reflecting a private company discount to the price that the underwriters estimated that the initial public offering could have been priced at, if the offering had occurred on that date. The majority of the options granted vested immediately; however, 11,250, 187,500 and 377,738 options as of December 31, 2002, 2003 and 2004, respectively, vest over a period of one to five years. During 2004, the Company accelerated the vesting of 11,250 options as a part of a separation agreement.

        In April 2002, the Company approved its 2002 PEPShares Plan, as amended (the "PEPShares Plan"). The maximum number of shares with respect to which the PEPShares Plan option awards may be granted during the term of the PEPShares Plan is 1,200,000, of which 371,386, 309,484 and 141,076 options were granted in 2002, 2003 and 2004, respectively. The options will be exercisable at a price per share equal to the estimated fair value at the date of the grant. The options will become exercisable in a series of five equal annual installments of 20%, contingent on continued service with the Company, provided that all unvested options will vest as of their final vesting date. The vesting of options may be accelerated upon the completion of an initial public offering. The Administrator of the PEPShares Plan determined that no elections to defer compensation earned after December 31, 2004 will be permitted and no amounts will be deferred and contributed to the PEPShares Plan from compensation earned after December 31, 2004.

        Equity Incentive and PEPShares plan activity in 2002, 2003 and 2004 was as follows:

	2000 Equity Incentive Plan		2002 PEPShares Plan
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding at January 1, 2002	681,172	$5.81	—	$—
Issued	421,703	10.00	371,386	10.00
Forfeited/cancelled	(61,199)	6.94	(45,864)	10.00

Outstanding at December 31, 2002	1,041,676	7.44	325,522	10.00

Options exercisable at December 31, 2002	1,030,426	7.41	65,104	10.00

Issued	1,291,729	10.99	309,484	11.94
Exercised	(1,078)	10.00	—
Forfeited/cancelled	(7,278)	10.27	(3,515)	10.00

Outstanding at December 31, 2003	2,325,049	9.40	631,491	10.95

Options exercisable at December 31, 2003	2,137,549	9.13	192,106	10.62

Issued	1,583,797	15.73	141,076	15.44
Exercised	(276,260)	5.70	(1,022)	10.27
Forfeited/cancelled	(66,539)	11.66	(2,480)	10.28

Outstanding at December 31, 2004	3,566,047	12.45	769,065	11.78

Options exercisable at December 31, 2004	3,188,310	12.22	343,190	11.14

        Options outstanding and exercisible at December 31, 2004 summarized by exercise price are:

	Outstanding
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$6.00	350,472	—	350,472
$10.00	1,188,305	388,799	1,577,104
$12.50	1,094,927	296,647	1,391,574
$15.00	155,616	25,593	181,209
$18.55	776,727	58,026	834,753

	3,566,047	769,065	4,335,112

	Exercisable
Exercise price per share	2000 Equity Incentive Plan	2002 PEPShares Plan	Total
$6.00	350,472	—	350,472
$10.00	1,188,305	219,299	1,407,604
$12.50	838,240	107,167	945,407
$15.00	155,616	5,119	160,735
$18.55	655,677	11,605	667,282

	3,188,310	343,190	3,531,500

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Management uses methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value. Fair value equals quoted market price for securities held as available-for-sale investments. Other financial instruments include cash and cash equivalents, certificates of deposit, receivables, various accounts payable and accrued expenses. The fair value of such financial instruments approximates their carrying value due to their short maturity and pricing terms.

14.    EMPLOYEE BENEFIT PLAN

        The Company offers a defined contribution plan to all employees. Company contributions are generally based upon fixed amounts of eligible compensation and the Company contributed approximately $142,586, $189,188 and $256,539 to the Plan for the years ended December 31, 2002, 2003 and 2004, respectively.

15.    COMMITMENTS AND CONTINGENCIES

        Litigation—The Company is involved in certain legal proceedings and claims, which arise in the ordinary course of business. In the opinion of the Company, the results of any of these matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

        Leases—The Company leases various office spaces and certain equipment under operating leases with remaining terms ranging up to eight years. The majority of the office space lease agreements contain renewal options and generally require the Company to pay certain operating expenses. Rental expenses for the years ended December 31, 2002, 2003 and 2004 were $0.8 million, $1.0 million and $1.1 million, respectively.

        Future minimum lease commitments under noncancelable leases as of December 31, 2004 are as follows:

Leases
(In thousands)
2005	$1,250
2006	1,478
2007	1,316
2008	1,118
2009	541
Thereafter	923

$6,626

Commitments

        Certain officers of the Company have entered into an employee confidential information and non-competition agreement under which they are entitled to severance pay equal to their base salary and medical benefits for 12 months and a pro-rated bonus in the event they are terminated by the Company other than for cause.

        The following table reflects the Company's other significant contractual obligations as of December 31, 2004:

	Cash Payments Due By Period as of December 31, 2004
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Processing providers (minimum processing fees payable)	$12,630	$7,017	$4,110	$1,503	$—
Financing arrangement (expected payments, including interest)	10,162	2,335	3,896	2,939	992
Telecommunications providers (committed usage fees payable)	4,763	1,950	2,813	—	—
Revolver advance	2,069	2,069	—	—	—
Line of credit	784	784	—	—	—

	$30,408	$14,155	$10,819	$4,442	$992

16.    RELATED PARTY TRANSACTIONS

        In March 2003, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 185,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $10.00 per share. The Company was responsible for paying all reasonable out-of-pocket expenses incurred by the purchasers in connection with the sale, which expenses totaled approximately $7,500. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

        In July 2003, Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund granted the Company's Chief Executive Officer an irrevocable option to purchase up to an aggregate of 1,000,000 shares of the Company's Series A Senior Convertible Participating Preferred Stock at any time on or before July 31, 2006 at a purchase price of $12.50 per share.

        In November 2004, Carr Holdings, L.L.C., a New Jersey limited liability company, which is owned and managed by the Company's Chief Executive Officer and his wife sold an aggregate of 54,000 shares of the Company's Common Stock to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund at a price of $18.55 per share. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of the Company's board of directors.

17.    WELSCH ASSET PURCHASE

        Effective March 31, 2002, the Company entered into an Asset Purchase Agreement with Welsch Financial Merchant Services, Inc. ("Welsch") whereby the Company extinguished its contractual obligations for an expense of $2,994,487 under the portfolio of merchant contracts established by Welsch, and acquired certain fixed assets and records for $668,229. The consideration paid included $678,415 in cash, a note for $2,000,000, and 141,872 shares of the Company's stock. The fair value of shares issued was estimated by the Company's board of directors at $4.72 per share as of the effective date of the transaction. An additional 133,333 shares of the Company's Common Stock valued at $7.49 per share was issued in April 2003, reflecting an earnout provision related to the performance of the portfolio and the Relationship Managers who joined the Company as a result of the transaction.

        The following table summarizes the estimated fair values of the assets acquired at the date of acquisition. The purchase price allocations were determined by the Company's management.

At March 31, 2002
Current assets	$7,967
Inventory	60,153
Property, plant and equipment	124,379
Intangible assets	475,730

Total asset acquired	$668,229

        The intangible asset of $475,730 was assigned to work force and has a useful life of three years. An additional amount of $2,994,487 was expensed to accrued buyout liability expense. A summary of the intangible asset is as follows as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	(In thousands)
Intangible asset	$476	$476
Less accumulated amortization	(278)	(436)

	$198	$40

        Amortization expense for the years ended December 31, 2002, 2003 and 2004 was $118,932, $158,577 and $158,577, respectively. The remaining net book value of $39,642 will be fully amortized in 2005.

18.    SEGMENTS

        The determination of the Company's business segments is based on how the Company monitors and manages the performance of its operations. The Company has two operating segments, as follows: (1) Card, which provides payment processing and related services related to bank card transactions; and (2) Payroll, which provides payroll and related tax filing services.

        The Company's operating segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

        The Company allocates revenues, expenses, assets and liability to segments only where directly attributable. For the reported periods, between 70% and 90% of the payroll segment total assets are funds that the Company holds as a fiduciary for payment to taxing authorities. The Company only operates in the United States and does not have any major individual customers.

        A summary of the segments are as follows as of December 31, 2002, 2003 and 2004.

	Card	Payroll	Unallocated Amounts	Total
	(In thousands)
December 31, 2002
Total net revenue	$331,236	$1,879	$—	$333,115
Depreciation and amortization	1,224	279	84	1,587
Interest income	113	58	—	171
Interest expense	1,069	—	—	1,069
Net income (loss)	9,413	(278)	(6,121)	3,014
Total assets	59,452	6,144	—	65,596
December 31, 2003
Total net revenue	416,296	2,709	—	419,005
Depreciation and amortization	2,134	379	58	2,571
Interest income	47	77	—	124
Interest expense	1,132	—	—	1,132
Net income (loss)	25,507	(635)	(6,481)	18,391
Total assets	93,502	6,541	—	100,043
December 31, 2004
Total net revenue	596,256	3,618	—	599,874
Depreciation and amortization	3,739	115	58	3,912
Interest income	80	102	—	182
Interest expense	1,346	—	—	1,346
Net income (loss)	15,479	381	(7,223)	8,637
Total assets	123,804	10,057	—	133,861

19.    EARNINGS PER SHARE

       The Company presents earnings per share data in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which establishes the standards for the computation and presentation of basic and diluted earnings per share data. Under SFAS 128, the dilutive effect of stock options is excluded from the calculation of basic earnings per share but included in diluted earnings per share except in periods of net loss where inclusion would be anti-dilutive. The following is a reconciliation of the amounts used to calculate basic and diluted earnings per share:

	December 31,
	2002	2003	2004
Basic:
Common Stock	7,821,178	7,965,813	8,203,777
Participating Convertible Preferred stock	7,619,048	7,619,048	7,619,048

Weighted average shares outstanding	15,440,226	15,584,861	15,822,825

(Loss) earnings per share:	$(0.23)	$1.18	$0.55
Diluted:
Basic weighted average shares outstanding	15,440,226	15,584,861	15,822,825
Effect of dilutive instruments:
Stock options	—	361,738	982,577
Warrants	—	168,755	87,478

Diluted weighted average shares outstanding	15,440,226	16,115,354	16,892,880

(Loss) earnings per share:	$(0.23)	$1.14	$0.51

        The Company had outstanding warrants to purchase 1,000,000 shares of the Company's Common Stock at December 31, 2003 that were not included in the computation of diluted earnings per share because the Company expected to redeem those warrants for $5.25 million in cash. The Company redeemed the warrants on September 28, 2004.

20.    FINANCIAL STATEMENT RESTATEMENT

        The Company's financial statements for 2002 and 2003 recorded the estimated fair value of the liability associated with the deferred compensation arrangement, based on the present value of estimated future residual commission payments not associated with ongoing service requirements, as well as estimated buyouts from employees of those commissions. The Company has subsequently determined that the appropriate accounting is to record an accrued buyout liability for the settlement cost of buying out the commissions of all vested and expected-to-be vested Relationship Managers and sales managers at each balance sheet date, and a deferred customer acquisition cost asset associated with the liability for new merchants, as discussed in notes 5 and 9 above. Cash payments for buyouts thus become the satisfaction of the liability, and the capitalized customer acquisition costs are amortized into income over the initial three-year contract term. The net change in this liability is reflected in the relevant period within expenses; accordingly, the accompanying financial statements have been restated.

        The Company also determined that given the term and conditions of the servicing contract associated with merchant contracts that were transferred in 2000 to a third party (as discussed in Notes 2 and 7), the previous recognition of the transfer as a sale was not appropriate. Consequently, and pursuant to the provisions of EITF 88-18, the proceeds have been recorded as a financing arrangement in the consolidated financial statements. The Company records revenue and cost of services associated with the transferred contracts. Cash paid to the transferee represents payments of principal and interest on the obligation.

        Finally, the Company has determined that its previously capitalized terminal property should have been expensed upon acquisition. Additionally, used terminal inventory should not have been recorded as inventory.

        The table below provides a summary of the significant effects of the Company's restatement.

	Year Ended December 31,
	2003
	As Previously Reported	As Restated
	(In thousands)
Inventory	$2,230	$966
Capitalized customer acquisition costs, net	15,347	22,321
Deferred tax asset, net	19,405	10,768
Property and equipment, net	6,209	5,499
Total assets	103,679	100,043
Accrued expenses and other	5,652	5,660
Borrowings and financing arrangement	3,103	14,889
Accrued buyout liability	33,779	17,985
Total liabilities	101,553	97,554
Additional paid-in capital	—	1,001
Accumulated deficit	(42,788)	(43,424)
Total stockholders' equity (deficit)	(41,276)	(40,912)
	For the year ended December 31,
	2002		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(In thousands)
Gross processing revenue	$268,242	$324,537	$366,113	$411,117
Other revenue, net	11,751	8,578	11,339	7,888
Interchange	195,294	237,759	265,233	299,463
Dues and assessments	10,140	12,372	14,000	15,807
Other costs of sales	38,805	44,164	47,008	50,790
Customer acquisition costs, net	13,803	12,422	11,497	13,380
Depreciation and amortization	8,859	1,587	12,351	2,571
Interest expense	660	1,069	674	1,132
Other income (expense) net	(52)	(62)	(739)	(741)
Provision for (benefit from) income taxes	51	51	(19,046)	(10,403)
Net (loss) income	(7,852)	3,014	19,244	18,391

The beginning accumulated deficit for 2002 was reduced by $11.155 million.

                         Shares

Heartland Payment Systems, Inc.

Common Stock

P R O S P E C T U S

                    , 2005

Citigroup
Credit Suisse First Boston Robert W. Baird & Co. William Blair & Company KeyBanc Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered:

SEC registration fee		$9,503.00
NASD filing fee		8,000.00
Nasdaq National Market filing fee
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar' fees
Miscellaneous fees expenses

Total	$

Item 14.    Indemnification of Officers and Directors.

        Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article IX of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnity Agreements with its officers and directors, a form of which is attached as Exhibit 10.25 hereto and incorporated herein by reference in its entirety. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains directors and officers liabilities insurance.

Item 15.    Recent Sales of Unregistered Securities.

        The following is a summary of our sales of our securities during the past three years involving sales of our securities that were not registered under the Securities Act of 1933, as amended:

        On September 30, 2000, we entered into an agreement and plan of merger with Triad, L.L.C., a New Jersey limited liability company, pursuant to which Triad was merged into us upon the filing of certificates of merger with the states of Delaware and New Jersey on October 3, 2000 and October 2, 2000, respectively. Each outstanding membership interest of Triad was converted into 1,000 shares of our common stock. Carr Holdings, L.L.C., a New Jersey limited liability company owned and managed by Robert O. Carr, our Chairman and Chief Executive Officer, and Jill Carr, Mr. Carr's wife, held 5,200 membership interests of Triad which were converted into 5,200,000 shares of our common stock upon the effectiveness of the merger of Triad into us. These 5,200,000 shares include the 239,000 shares of common stock sold to Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund in March 2003 and November 2004.

        On July 26, 2001, we issued a warrant to BHC Interim Funding, L.P. for 168,905 shares of our common stock at an exercise price of $0.01 per share as consideration for a loan made to us of $4,760,000. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act.

        On October 11, 2001, we sold 7,619,048 shares of Series A Convertible Participating Preferred Stock, par value $0.01, and six warrants for 1,000,000 shares of our common stock at an exercise price of $5.25 per share to the following investors for an aggregate purchase price of $40,000,002:

Investor	Number of Series A Preferred Shares Purchased	Purchase Price	Number of Shares of Common Stock Purchasable Upon Exercise of Warrants	Purchase Price for Warrants	Aggregate Purchase Price
Greenhill Capital Partners, L.P.	2,915,472	$14,732,245	382,656	$573,983	$15,306,228
Greenhill Capital Partners (Cayman), L.P.	486,683	$2,459,270	63,877	$95,816	$2,555,086
Greenhill Capital Partners (Executives), L.P.	470,800	$2,379,012	61,792	$92,688	$2,471,700
Greenhill Capital, L.P.	888,950	$4,491,975	116,675	$175,013	$4,666,988
LLR Equity Partners, L.P.	2,593,900	$13,107,301	340,449	$510,674	$13,617,975
LLR Equity Partners Parallel, L.P.	263,243	$1,330,199	34,551	$51,826	$1,382,025

Total	7,619,048	$38,500,002	1,000,000	$1,500,000	$40,000,002

        The issuance of the Series A Convertible Preferred Stock was exempt from registration pursuant to Section 4(2) of the Securities Act. On September 28, 2004, we redeemed all the six warrants by paying the holders net consideration of $5.25 million.

        On March 31, 2002, we issued 141,872 shares of our common stock to Welsch Financial Merchant Services, Inc. and, in April 2003, we issued Welsch an additional 133,333 shares of our common stock valued at $7.49 per share. The issuance of the common stock to Welsch was exempt from registration pursuant to Section 4(2) of the Securities Act.

        As of December 31, 2004, we have granted stock options to purchase 4,293,761 shares of our common stock, with exercise prices ranging from $3.06 to $18.55 per share, to current and former officers, directors and employees. The option grants were exempt from registration pursuant to Rule 701 promulgated under the Securities Act.

        With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
1.1	Form of Underwriting Agreement*
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary**
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC**
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.**
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.**
3.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating Preferred Stock of Heartland Payment Systems, Inc. filed December 31, 2002**
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating Preferred Stock of Heartland Payment Systems, Inc. filed August 4, 2004**
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.**
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.**
4.1	Specimen Common Stock Certificate*
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004**
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto**
5.1	Form of Opinion of Dorsey & Whitney LLP*
9.1	Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P. and Greenhill Capital Partners, L.P. and affiliated funds**
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association**
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association**
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment System, Inc. and KeyBank National Association**
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00**

10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000**
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†**
10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†**
10.8	Withdrawal and Redemption Agreement dated May 8, 2000, among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company**
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540**
10.10	Lease Agreement, dated August 16, 2003 between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.11	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.12	Lease Agreement, dated April 30, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.14	Lease Agreement, dated February 14, 2002 between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034**
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542**
10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542**
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan**
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan**
10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan**
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan**
10.25	Second Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan*
10.26	Form of Stock Option Agreement Under 2002 PEPShares Plan**
10.27	Form of Indemnification Agreement**
21.1	Subsidiaries of Heartland Payment Systems, Inc.**
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Dorsey & Whitney LLP*
24.1	Power of Attorney (see page II-6)**

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment to be requested.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

    •
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    •
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, State of New Jersey, on May 2, 2005.

HEARTLAND PAYMENT SYSTEMS, INC.
By:	/s/ ROBERT O. CARR Robert O. Carr Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 2, 2005.

SIGNATURE	TITLE

/s/ ROBERT O. CARR Robert O. Carr	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ ROBERT H.B. BALDWIN, JR. Robert H.B. Baldwin, Jr.	Chief Financial Officer (Principal Accounting and Financial Officer)
* Scott L. Bok	Director
* Mitchell L. Hollin	Director
* Robert H. Niehaus	Director
* Marc J. Ostro	Director
* Jonathan Palmer	Director
* George F. Raymond	Director
*By:	/s/ ROBERT H.B. BALDWIN, JR. Robert H.B. Baldwin, Jr. As Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
1.1	Form of Underwriting Agreement*
2.2	Agreement and Plan of Merger dated September 29, 2000 by and among Heartland Payment Systems, Inc., Uhle and Associates, LLC, Martin J. Uhle, Mark K. Strippy and Steven B. Gamary**
2.3	Agreement and Plan of Merger dated September 29, 2000 by and between Heartland Payment Systems, Inc. and Triad LLC**
2.4	Agreement and Plan of Merger dated as of December 28, 2000 by and between Heartland Payment Systems, Inc. and Heartland Payment Systems L.L.C.**
2.5	Agreement of Merger dated as of June 14, 2004 by and between Heartland Payment Systems, Inc. and Credit Card Software Systems, Inc.**
3.1
Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating Preferred Stock of Heartland Payment Systems, Inc. filed December 31, 2002**
3.2	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating Preferred Stock of Heartland Payment Systems, Inc. filed August 4, 2004**
3.3	Form of Amended and Restated Certificate of Incorporation of Heartland Payment Systems, Inc.**
3.4	Form of Amended and Restated Bylaws of Heartland Payment Systems, Inc.**
4.1	Specimen Common Stock Certificate*
4.2	Warrant issued to BHC Interim Funding, L.P. on July 26, 2001, for 168,905 shares at an exercise price of $0.01 per share, as amended on January 8, 2004**
4.3	Form of Warrant issued pursuant to Securities Purchase Agreement dates as of October 11, 2001 among Heartland Payment Systems, Inc. and the Purchasers listed on Schedule I thereto**
5.1	Form of Opinion of Dorsey & Whitney LLP*
9.1
Voting Agreement dated March 21, 2003 by and among Heartland Payment Systems, Inc., Carr Holdings, LLC, LLR Equity Partners, L.P., LLR Equity Partners Parallel, L.P., and Greenhill Capital Partners, L.P. and affiliated funds**
10.1	Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated August 28, 2002 between Heartland Payment Systems, Inc. and KeyBank National Association**
10.2	First Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated November 6, 2003 between Heartland Payment Systems, Inc. and KeyBank National Association**
10.3	Second Amendment to the Revolver Advance and Purpose and Ability Line of Credit Loan Agreement dated June 23, 2004 between Heartland Payment Systems, Inc. and KeyBank National Association**
10.4	Revolver Advance Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,500,000.00**

10.5	Purpose and Ability Line of Credit Note dated August 28, 2002 payable by Heartland Payment Systems, Inc. to KeyBank National Association in a principal amount of $3,000,000**
10.6	Processing Services Agreement dated April 1, 2002 between Vital Processing Services L.L.C. and Heartland Payment Systems, Inc., as amended†**
10.7	Merchant Processing Agreement dated April 1, 2002 between KeyBank National Association and Heartland Payment Systems, Inc., as amended†**
10.8	Withdrawal and Redemption Agreement dated May 8, 2000 among Heartland Payment Systems, LLC, Triad LLC, Heartland Bank and Heartland Card Company**
10.9	Office Lease Agreement, dated September 6, 2002, between Heartland Payment Systems, Inc. and PSN Partners, L.P. for 47 Hulfish Street, Suite 400, Princeton, New Jersey 08540**
10.10	Lease Agreement, dated August 16, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, LLC for 1431 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.11	Lease Agreement, dated April 30, 2002, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1431 1/2 and 1433 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.12	Lease Agreement, dated April 30, 2002, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1437 and 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.13	Lease Agreement, dated March 6, 2003, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1441 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.14	Lease Agreement, dated February 14, 2002, between Heartland Payment Systems, Inc. and Youngstown Partners, L.P. for 1443 Youngstown Shopping Center, Jeffersonville, Indiana 47130**
10.15	Office Building Lease, dated May 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd. for 2595 Dallas Parkway, Frisco, Texas 75034**
10.16	First Amendment to Office Building Lease, dated September 30, 1998, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.17	Second Amendment to Office Lease Agreement, dated July 25, 2000, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.18	Third Amendment to Office Building Lease, dated October 4, 2002, between Heartland Card Services, L.L.C. and Hall Stonebriar Center I Associates, Ltd.**
10.19	Lease Agreement dated September 2004, between Heartland Payment Systems, Inc. and Bank of America, N.A. for 90 Nassau Street, Princeton, New Jersey 08542**

10.20	First Amendment to Lease Agreement, dated March 17, 2005, between Heartland Payment Systems, Inc. and First State Investors 5200, LLC for 90 Nassau Street, Princeton, New Jersey 08542**
10.21	Heartland Payment Systems, Inc. Amended and Restated 2000 Equity Incentive Plan**
10.22	Form of Employee Incentive Stock Option Agreement Under 2000 Equity Incentive Plan**
10.23	Heartland Payment Systems, Inc. 2002 PEPShares Plan**
10.24	Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan**
10.25	Second Amendment to Heartland Payment Systems, Inc. 2002 PEPShares Plan*
10.26	Form of Stock Option Agreement Under 2002 PEPShares Plan**
10.27	Form of Indemnification Agreement**
21.1	Subsidiaries of Heartland Payment Systems, Inc.**
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Dorsey & Whitney LLP*
24.1	Power of Attorney (see page II-6)**

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment to be requested.

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
SUMMARY
Heartland Payment Systems, Inc.
Our History
Corporate Information
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Processing Volume by Merchant Category
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY TABLE OF CONTENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
HEARTLAND PAYMENT SYSTEMS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX